Exhibit 2.1

MASTER TRANSACTION AGREEMENT

BY AND AMONG

MGM GROWTH PROPERTIES LLC,

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP,

VICI PROPERTIES INC.,

VICI PROPERTIES OP LLC,

VICI PROPERTIES L.P.,

VENUS SUB LLC

AND

MGM RESORTS INTERNATIONAL

DATED AS OF AUGUST 4, 2021

i

v

EXHIBITS AND DISCLOSURE LETTERS

Exhibits

Exhibit A — Form of Written Consent of Mercury

Exhibit B — Form of New Parent OP LLCA

Exhibit C — Form of Redemption Agreement

Exhibit D — Form of Company REIT Qualification Opinion

Exhibit E — Form of Parent REIT Qualification Opinion

Exhibit F — Form of Company REIT Representation Letter

Exhibit G — Form of Parent REIT Representation Letter

Exhibit H — Form of Company Merger Tax Opinion

Exhibit I — Form of Parent Merger Tax Opinion

Exhibit J — Form of Tax Protection Agreement

Exhibit K — Form of Amended and Restated Master Lease

Exhibit L — Form of Trademark License Agreement

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

MASTER TRANSACTION AGREEMENT

THIS MASTER TRANSACTION AGREEMENT, dated as of August 4, 2021 (this “Agreement” ), is by and among MGM GROWTH PROPERTIES LLC, a Delaware limited liability company (the “Company”), MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP, a Delaware limited partnership (the “Company LP”), VICI PROPERTIES INC., a Maryland corporation (“Parent”), VENUS SUB LLC, a Delaware limited liability company (“REIT Merger Sub”), VICI PROPERTIES L.P., a Delaware limited partnership (“Parent OP”), VICI PROPERTIES OP LLC, a Delaware limited liability company (“New Parent OP”), and MGM RESORTS INTERNATIONAL, a Delaware corporation (“Mercury”). Each of the Company, the Company LP, Parent, REIT Merger Sub, Parent OP, New Parent OP and Mercury is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article I.

WHEREAS, the Parties wish to effect a business combination through (a) a merger of the Company with and into REIT Merger Sub, with REIT Merger Sub being the surviving entity (the “REIT Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (“DLLCA”); and (b) following the REIT Merger, a merger of the REIT Surviving Entity with and into the Company LP, with the Company LP being the surviving entity (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the DLLCA;

WHEREAS, a Conflicts Committee (as defined in the Company Operating Agreement) of the Company Board (the “Conflicts Committee”) has, in its sole and absolute discretion, unanimously (a) determined that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and in the best interests of the holders of the Company Class A Shares, (b) approved, and recommended that the Company Board approve, this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (c) recommended that the Company Board direct that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement be submitted to a vote or for the consent of the Members (as defined in the Company Operating Agreement) and (d) resolved, and recommended that the Company Board resolve, to recommend that the Members approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of the Conflicts Committee, has (a) approved this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (b) directed that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement be submitted to the Members and (c) resolved to recommend that the Members approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the Mergers, the Redemption and the other transactions contemplated by this Agreement, including the issuance of the REIT Per Share Merger Consideration (the “Parent Stock

Issuance”), are advisable and in the best interests of Parent and its stockholders, (b) authorized and approved the Mergers, the Redemption and the other transactions contemplated by this Agreement, including the Parent Stock Issuance, and authorized, approved and adopted this Agreement, (c) directed that the Parent Stock Issuance be submitted to a vote for approval by the holders of the Parent Common Stock and (d) recommended that the holders of the Parent Common Stock vote in favor of approval of the Parent Stock Issuance;

WHEREAS, in order to induce the Parent Parties to enter into this Agreement, Parent has requested that Mercury, as holder of the Company Class B Share, which represents a majority of the voting interests in the Company, execute and deliver to Parent, within twenty-four (24) hours after the execution of this Agreement, a written consent, in the form attached hereto as Exhibit A, pursuant to which Mercury shall approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement (the “Written Consent”);

WHEREAS, on or prior to the Closing Date, prior to the REIT Merger, Parent shall contribute to Parent OP Holdco, and Parent OP Holdco shall immediately thereafter contribute to New Parent OP, 100% of the limited partnership interests in Parent OP;

WHEREAS, immediately following the REIT Merger, as a result of the Partnership Merger, Parent OP (or, in the event Parent elects to modify the transactions contemplated by Article II and Article III in accordance with Section 2.7, New Parent OP) will acquire 100% of the interests in the Company LP and Mercury and its Subsidiaries will receive interests in New Parent OP in exchange for their interests in the Company LP (such transaction, the “Company LP Continuation”);

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Company LP Continuation will cause New Parent OP to be the continuation of the Company LP Tax Partnership within the meaning of Section 708 of the Code;

WHEREAS, (a) the Company GP, in its capacity as the sole general partner of the Company LP, (b) Parent, in its capacity as sole limited partner of Parent OP and the sole managing member of the Parent GP, (c) Parent OP Holdco, in its capacity as the sole member of New Parent OP, (d) Parent OP, in its capacity as the sole member of REIT Merger Sub, and (e) VICI Properties GP LLC, in its capacity as the sole general partner of Parent OP (the “Parent GP”), have each taken all actions required, as applicable, for the execution of this Agreement and to approve this Agreement and to approve the Mergers and the other transactions contemplated by this Agreement and the consummation thereof by such Parties;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the REIT Merger (as defined herein) qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement is, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company or Parent, as applicable, in any material respect than the terms set forth in the Nondisclosure Agreement; provided, that such confidentiality agreement shall not prohibit compliance by the Company or Parent with any of the provisions of Section 8.3.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation, inquiry, investigation or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Book-Entry Share” means a book-entry share registered in the transfer books of the Company.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, supplemental retirement, vacation, medical, dental, vision, life insurance, prescription or disability, fringe benefit, vacation, perquisite or other employee benefit plans, programs or arrangements and (iii)

employment, individual consulting, termination, severance, change in control, salary continuation, transaction bonus or retention agreements, contracts, plans, programs or arrangements, in each case, (a) pursuant to which a Company Party or any Company Subsidiary is a party, (b) that is sponsored or maintained by a Company Party or any Company Subsidiary or (c) with respect to which a Company Party or any Company Subsidiary has or may have any liability or obligation (contingent or otherwise).

“Company Common Unit” means a “Common Unit,” as defined in the Company Partnership Agreement.

“Company Common Unit Value” means $43.00.

“Company DSU” means a deferred restricted stock unit granted with respect to Company Class A Shares (whether granted under the Company Equity Incentive Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted), including (for the avoidance of doubt) a deferred restricted stock unit representing the portion of a participant’s account under either the Company’s 2016 Deferred Compensation Plan for Non-Employee Directors or the Company LP’s Nonqualified Deferred Compensation Plan attributable to cash fees, base salary, bonus and/or dividend equivalent amounts for which the measurement fund selected is the Company’s share fund.

“Company Equity Award” means any Company DSUs, Company RSUs or Company PSUs, as applicable.

“Company Equity Incentive Plan” means the MGM Growth Properties LLC 2016 Omnibus Incentive Plan.

“Company GP” means MGM Growth Properties OP GP LLC, a Delaware limited liability company.

“Company Ground Leases” means the leases, subleases or licenses creating a leasehold interest, or other occupancy right, in and to Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Indentures” means, collectively:

(i) that certain indenture, as supplemented, dated as of April 20, 2016, relating to the Company’s 5.625% Senior Notes due 2024;

(ii) that certain indenture, as supplemented, dated as of August 12, 2016, relating to the Company’s 4.500% Senior Notes due 2026;

(iii) that certain indenture, as supplemented, dated as of September 21, 2017, relating to the Company’s 4.500% Senior Notes due 2028;

(iv) that certain indenture, as supplemented, dated as of January 25, 2019, relating to the Company’s 5.750% Senior Notes due 2027;

(v) that certain indenture, dated as of June 5, 2020, relating to the Company’s 4.625% Senior Notes due 2025; and

(vi) that certain indenture, dated as of November 19, 2020, relating to the Company’s 3.875% Senior Notes due 2029.

“Company Intervening Event” means a material event, development or change in circumstances with respect to Company Parties and any of the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (i) was unknown to, nor reasonably foreseeable by, the Company Board (assuming consultation with appropriate officers and Representatives of the Company) as of or prior to the date of this Agreement and (ii) becomes known to or by the Company Board prior to the receipt of the Parent Shareholder Approval; provided, that none of the following will constitute, or be considered in determining whether there has been, a Company Intervening Event: (A) the receipt, existence of or terms of any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto or consequence thereof, and (B) changes in the market price or trading volume of the Company Common Shares or debt securities of the Company or the fact that the Company meets or exceeds internal or external projections or forecasts or any estimates of earnings, revenues, or other financial or other metrics for any period (it being understood that the underlying cause of such change or fact shall not be excluded by this clause (B) from the meaning of “Company Intervening Event” or the determination of whether there has been a Company Intervening Event so long as such underlying cause does not fall into clause (A) of this definition).

“Company Leases” means each lease, sublease or license of real property and/or Vessels and each guarantee thereof and to which the Company Parties or any of the Company Subsidiaries are direct parties as lessors, sublessors or licensors with respect to any Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto). For the avoidance of doubt, Company Leases shall only include leases, subleases and licenses to which the Company Parties or their Subsidiaries are directly parties and shall not include any leases, subleases or licenses entered into by Mercury and its Subsidiaries or by any Person which is a tenant, subtenant or licensee of the Company or its Subsidiaries, in any such case, as lessor, sublessor or licensor, in each case to which the Company Parties or their Subsidiaries are not also a party.

“Company LP Tax Partnership” means the “business entity” within the meaning of Treasury Regulations Section 301.7701-2 that is treated as a “partnership” within the meaning of Section 761 of the Code, the legal form of which is Company LP on the date of this Agreement and immediately before the Partnership Merger on the Closing Date.

“Company Operating Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, effective as of April 18, 2016, as amended or restated as of the date hereof.

“Company Parties” means the Company and the Company LP.

“Company Partnership Agreement” means that certain Second Amended and Restated Agreement of Limited Partnership of the Company LP, dated as of February 2, 2017, as amended and in effect on the date hereof.

“Company Partnership Certificate” means the Certificate of Limited Partnership of the Company LP, as amended and in effect on the date hereof.

“Company Partnership Unit” means a “Partnership Unit,” as defined in the Company Partnership Agreement.

“Company Property” means, individually and/or collectively, as the context may require, each real property and/or Vessel owned, or leased (including ground leased) or licensed as lessee, sublessee or licensee, by the Company Parties or any of their Subsidiaries (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property and/or Vessel).

“Company PSU” means a performance stock unit granted with respect to Company Class A Shares (whether granted under the Company Equity Incentive Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted), including (for the avoidance of doubt) a performance stock unit credited to an outstanding award of Company PSUs as a result of dividend equivalents.

“Company RSU” means a restricted stock unit granted with respect to Company Class A Shares (whether granted under the Company Equity Incentive Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) which is not a Company DSU, including (for the avoidance of doubt) a restricted stock unit credited to an outstanding award of Company RSUs as a result of dividend equivalents.

“Company Share Certificate” means any certificate evidencing the Company Common Shares.

“Company Subsidiary” means a Subsidiary of the Company Parties.

“COVID-19 Response” means any social distancing measure, office closure or safety measure adopted pursuant to the express requirements set forth under any applicable Law promulgated by any Governmental Authority in the relevant jurisdiction, including the Centers for Disease Control and Prevention, in each case, in response to or in connection with the COVID-19 pandemic.

“Debt Financing Sources” means the entities that have committed to provide or arrange and have entered into agreements in connection with the Debt Financing or any alternative Debt Financing in connection with the transactions contemplated hereby, including (a) the Lenders and other parties named in the Debt Commitment Letter (including the parties to any commitment letters, engagement letters, joinder agreements, indentures, note purchase agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto), (b) their Affiliates and (c) their and their Affiliates’ respective controlling partners or persons, management companies, investment vehicles, managed accounts, officers, directors, shareholders, members, managers, managing members, partners, employees, attorneys, arrangers, advisors (including financial and tax), agents, and representatives involved in the Debt Financing and their respective heirs, executors, successors and assigns.

“Delaware SOS” means the Secretary of State of the State of Delaware.

“Environmental Law” means any applicable Law relating to the pollution or protection of the environment or, to the extent related to exposure to Hazardous Substances, the protection of human health or safety, or the use, generation, recycling, Remediation, treatment, storage, transportation, handling, manufacture, disposal, labeling, or Release of Hazardous Substances.

“Environmental Permit” means any permit, approval, registration, identification number, exemption, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that is treated as a single employer with such Person within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Facility” means that certain Credit Agreement, dated as of April 25, 2016, by and among Company LP, Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto (as amended, restated, amended and restated, supplemented, replaced and/or otherwise modified from time to time).

“GAAP” means the United States generally accepted accounting principles.

“Gaming Approvals” means, with respect to any action by a particular Person necessary, proper or advisable under applicable Gaming Laws to consummate the REIT Merger or any of the other transactions contemplated by this Agreement, any consent, finding of suitability, license, permit, approval, waiver or other authorizations required for such action by such Person from any Gaming Authority or under any Gaming Laws.

“Gaming Authority” means those foreign, federal, state, county, local and other governmental, regulatory and administrative authorities, agencies, boards and officials responsible for or regulating casino gaming, racing, sports wagering or other gaming activities in any jurisdiction, with regulatory control or licensing authority or jurisdiction over casino gaming, racing, sports wagering, or other gaming activities, or the manufacture, distribution, service or sale of alcoholic beverages.

“Gaming Laws” means any foreign, federal, tribal, state, county or local statue, law ordinance, rule, regulation, permit consent, approval, finding of suitability, license, judgement, order, decree, injunction or other authorization governing or relating to casino gaming, racing, sports wagering, or other gaming activities or the manufacture, distribution, service or sale of alcoholic beverages, including the rules, regulations and orders of Gaming Authorities.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity, including any Gaming Authority or Liquor Authority.

“Hazardous Substances” means (i) any substance, material, or waste that is defined, characterized, or listed under any Environmental Law as “hazardous,” “toxic” or “radioactive” or as a “pollutant” or “contaminant” or words of similar meaning or regulatory intent, or for which liability or standards of conduct would reasonably be expected to be imposed under Environmental Laws, and (ii) petroleum or any fraction thereof, lead based-paint, urea formaldehyde foam insulation, mold (to the extent regulated under Environmental Laws), asbestos or asbestos-containing materials, per- and poly-fluoroalkyl substances, 1-4, dioxane and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, convertible or not convertible, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release of “holdback” or similar payment), (iv) all obligations under finance leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) all obligations evidenced by any note, bond, debenture or other similar instrument, whether secured or unsecured, (viii) with respect to any lease of any property that is required to be classified and accounted for as a finance lease in conformity with GAAP, all obligations with respect to such finance lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (ix) all obligations in respect of prepayment premiums, penalties, breakage costs, “make-whole” amounts and other obligations that would arise if any of the Indebtedness described in the foregoing clauses were prepaid or unwound, (x) any direct or indirect guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (xi) any agreement to provide any of the foregoing; provided, that for purposes of clarity, “Indebtedness” shall not include trade payables.

“Intellectual Property” means all United States, foreign and multinational intellectual property and proprietary rights, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) published and unpublished works of authorship, copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) intellectual property rights in software, (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge of Parent” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Knowledge of the Company” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1(a) of the Company Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations and Orders promulgated by any Governmental Authority, including any Gaming Laws.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, condition, covenant, lien, pledge, charge, security interest, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Liquor Authorities” means any foreign, federal, state, county, local and other governmental, regulatory and administrative authorities with regulatory control and authority or jurisdiction over the distribution, service or sale of alcoholic beverages.

“Marketing Period” means the first period of thirty (30) consecutive days after the Closing Conditions Satisfaction Date, (a) commencing on the first Business Day following the date on which Parent shall have received (or the Company shall have filed with the SEC any report on Form 10-K or Form 10-Q containing) the Required Financing Information (it being understood that if the Company in good faith reasonably believes that it has provided such information, it may deliver to Parent a written notice stating that it believes it completed such delivery, in which case the Marketing Period will be deemed to have commenced on the delivery date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of such information, and within three (3) Business Days after its receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which information it believes the Company has not delivered)), and (b) throughout which (i) the Company’s auditors have not withdrawn, amended or qualified (or advised the Company or its Affiliates in writing that they intend to withdraw, amend or qualify) any audit opinion with respect to any year-end audited financial statements included in such information, (ii) the financial statements and other financial information included in Required Financing Information are sufficient to permit the Debt Financing Sources and/or underwriters, initial purchasers or placement agents associated with the New Debt Offering to receive customary comfort letters with respect to financial information contained in the Required Financing Information consistent with comfort letters delivered in securities offerings by the Company (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Financing Information) on any date during the Marketing Period, and (iii) the Company has not publicly announced any intention to, or determined that it is required under GAAP or otherwise to, amend, restate or qualify any financial statements included in such information or that any such amendment, restatement or qualification is under consideration by the Company; provided that (A) November 24, 2021 through November 28, 2021, August 22, 2022 through September 5, 2022 and November 23, 2022 through November 27, 2022, shall not constitute days for purposes of such thirty (30) consecutive day period (it being understood that any day that occurs on such excluded days after the commencement of such period shall be disregarded for purposes of calculating the consecutive days constituting such period (but not reset such period)), (B) each day from the tenth (10th) Business Day prior to the date by which the Company is required to file annual and quarterly reports with the SEC until the date such report is filed, shall not constitute days for purposes of such thirty (30) consecutive day period (it being understood that any day that occurs on such excluded days after the commencement of such period shall be disregarded for purposes of calculating the consecutive days constituting such period (but not reset such period)); provided that the Marketing Period following such period of excluded days shall be extended such that there are at least five (5) Business Days in the remaining days comprising the balance of the Marketing Period, (C) if such Marketing Period has not ended on or prior to December 17, 2021, such period shall be deemed to have not commenced until January 3, 2022 and (D) if such Marketing Period has not ended on or prior to December 16, 2022, such period shall be deemed to have not commenced until January 3, 2023. Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any earlier date prior to the expiration of the thirty (30) consecutive day period described above if the Debt Financing or New Debt Offering is consummated on such earlier date.

“Material Adverse Effect” means, with respect to any Person and its Subsidiaries, any event, circumstance, change, effect, development, condition or occurrence that (i) individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences has or would reasonably be expected to have a material and adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of such Person and its Subsidiaries to consummate the Mergers or any of the other transactions contemplated by this Agreement, or prevents or materially impairs the ability of such Person and its Subsidiaries to perform their obligations hereunder, in each case in this clause (ii) before the Outside Date; provided, that for purposes of clause (i), “Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of such Person to meet any projections or forecasts or any estimates of earnings, revenues or financial or operating results for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may constitute or otherwise be taken into account in determining whether there has been a Material Adverse Effect), (B) any events, circumstances, changes or effects that affect the industries in which such Person and its Subsidiaries operate generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the general legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (F) the public announcement of the Mergers or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors (including shareholders and unitholders), joint venture parties or employees (provided, that the exception in this clause (F) does not apply for purposes of any representations in Article IV, Article V or Article VI that address the public announcement or pendency of this Agreement, including the use of Material Adverse Effect in Section 4.5 (or Section 9.2 as it relates to Section 4.5), Section 5.5 (or Section 9.3 as it relates to Section 5.5) or Section 6.3 (or Section 9.2 as it relates to Section 6.3)), (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of such Person’s counterparty to this Agreement or the failure to take any action at the request of such Person’s counterparty to this Agreement or expressly prohibited by this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters or epidemic, pandemic, including the COVID-19 pandemic, and any future resurgence, or evolutions or mutations of COVID-19 or related disease outbreaks, epidemics or pandemics, or any escalation or worsening thereof, (I) changes in Law or GAAP (or the interpretation or enforcement thereof), or (J) any stockholder or derivative Action arising from allegations of a breach or violation of applicable Law relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement; provided, however¸ that in the case of each of clauses (B), (C), (D), (E) and (I), such events, circumstances, changes, effects, developments, conditions or occurrences may be taken into account to the extent they disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other Persons in the industry in which such Person operates, and in the case of clause (H), disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other Persons in the industry in the geographic regions in which such Person and its Subsidiaries operate or own or lease properties.

“Material Recorded Document” means any easement agreement, covenant, condition, restriction, reservation, development agreement, declaration, construction agreement or operation agreement that is recorded against any Company Property.

“Mercury Party” means each Mercury Subsidiary that owns Company Partnership Units.

“Mercury Subsidiary” means a Subsidiary of Mercury (other than the Company or any of its Subsidiaries).

“MGP BREIT Venture” means MGP BREIT Venture 1 LLC, a Delaware limited liability company.

“MGP BREIT Venture LLCA” means the Amended and Restated Limited Liability Company Agreement of MGP BREIT Venture, dated as of February 14, 2020, by and between MGP JV Investco 1 LLC and BCORE Windmill Parent LLC, as may be amended, restated or otherwise modified from time to time following the date hereof in accordance with the terms of this Agreement.

“New Parent OP Units” means units of limited liability company interest in New Parent OP.

“NH Ground Lease” means that certain Hotel & Casino Ground Lease, dated as of April 26, 2013, between NH Landlord, as landlord, and MGM Lessee, LLC (as assignee of MGM National Harbor, LLC), as tenant, as the same has been modified, amended and assigned through the Closing Date.

“NH Guaranty” means that certain Guaranty of Lease, made as of April 26, 2013, by Mercury to and for the benefit of NH Landlord, as the same has been modified or amended through the Closing Date.

“NH Landlord” means National Harbor Grand LLC (as successor to National Harbor Beltway L.C.), as landlord under the NH Ground Lease.

“Nondisclosure Agreement” means the Nondisclosure Agreement, dated as of May 24, 2021 between Parent and MGM Resorts International Operations, Inc., as amended by that certain Joinder to Nondisclosure Agreement, dated as of July 26, 2021, by and among, Parent, MGM Resorts International Operations, Inc. and the Company.

“NYSE” means New York Stock Exchange.

“Order” means a judgment, order, injunction, award, decree, writ or other legally enforceable requirement of any Governmental Authority.

“Parent Benefit Plan” means each (i) “employee benefit plan” (as defined in Section (3) of ERISA), (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, supplemental retirement, vacation, medical, dental, vision, life insurance, prescription or disability, fringe benefit, vacation, perquisite or other employee benefit plans, programs or arrangements and (iii) employment, individual consulting, termination, severance, change in control, salary continuation, transaction bonus or retention agreements, contracts, plans, programs or arrangements, in each case, (a) pursuant to which Parent or any Parent Subsidiary is a party, (b) that is sponsored or maintained by Parent or any Parent Subsidiary, or (c) with respect to which Parent or any Parent Subsidiary has or may have any liability or obligation (contingent or otherwise).

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second (2nd) to last trading day prior to the Closing Date, as reported by Bloomberg.

“Parent Ground Leases” means the leases or subleases creating a leasehold interest in and to Parent Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Parent Intervening Event” means a material event, development or change in circumstances with respect to Parent, REIT Merger Sub, Parent OP and any of Parent’s Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (i) was unknown to, nor reasonably foreseeable by, the Parent Board (assuming consultation with appropriate officers and Representatives of Parent) as of or prior to the date of this Agreement and

(ii) becomes known to or by the Parent Board prior to the receipt of the Parent Shareholder Approval; provided, that none of the following will constitute, or be considered in determining whether there has been, a Parent Intervening Event: (A) the receipt, existence of or terms of any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto or consequence thereof, and (B) changes in the market price or trading volume of the shares of Parent Common Stock or debt securities of Parent or the fact that Parent meets or exceeds internal or external projections or forecasts or any estimates of earnings, revenues, or other financial or other metrics for any period (it being understood that the underlying cause of such change or fact shall not be excluded by this clause (B) from the meaning of “Parent Intervening Event” or the determination of whether there has been a Parent Intervening Event so long as such underlying cause does not fall into clause (A) of this definition).

“Parent Leases” means each lease or sublease and each guarantee thereof in effect as of the date hereof and to which the Parent Parties or any of the Parent’s Subsidiaries are parties as lessors or sublessors with respect to any Parent Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Parent OP Agreement” means the Amended and Restated Agreement of Limited Partnership of Parent OP, dated as of October 6, 2017, as amended or restated as of the date hereof and as the same may be amended or restated following the date hereof in accordance with the terms of this Agreement.

“Parent OP Holdco” means VICI Properties Holdco LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent.

“Parent OP Units” means the units of limited partnership, as defined in the Parent OP Agreement.

“Parent Parties” means Parent, REIT Merger Sub, Parent OP, New Parent OP and, after the Closing, the REIT Surviving Entity and the Partnership Surviving Entity and their respective Subsidiaries.

“Parent Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the Parent Parties or any of their Subsidiaries as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent Shareholder Meeting” means that certain meeting of stockholders of Parent to vote on the Parent Stock Issuance.

“Parent Subsidiary” means a Subsidiary of the Parent Parties.

“Per Unit Redemption Consideration” means an amount equal to (A) the Redemption Consideration divided by (B) the aggregate number of Redeemed Units, subject to adjustment as set forth in Section 3.6

“Permitted Lien” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Lien that is a cashier’s, landlord’s, carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business, (iv) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority, (v) Lien that is disclosed in Section 1.1(b) of the Company Disclosure Letter or Section 1.1(b) of the Parent Disclosure Letter, as applicable, (vi) Lien that is disclosed on the Company’s or Parent’s, as applicable, most recent consolidated balance sheet (including the notes thereto) included in the Person’s SEC Documents filed prior to the date of this Agreement (or securing liabilities reflected on such balance sheet), (vii) Lien that is disclosed on the Company Title Insurance Policies or surveys made available to Parent prior to the date hereof, or on the Parent Title Insurance Policies, or as set forth on the title commitments set forth on Section 1.1(b) of the Company Disclosure Letter, or surveys made available to the Company, as applicable, (viii) Lien, limitation, title defect, covenant, restriction or reservation of interests in title that does not interfere materially with the continued use or operation of the property affected thereby (assuming its continued use and operation in the manner in which it is currently used and operated) or materially adversely affect the value or marketability of such property, or statutory landlords’ liens and liens granted to landlords under any lease and (ix) “Permitted Encumbrance,” as such term is defined in the A&R Master Lease. Notwithstanding the foregoing, the term “Permitted Liens” shall include, as of the date of this Agreement, and exclude, as of the Closing Date (but after giving effect to the transactions contemplated hereby), the Liens to be released pursuant to Section 8.25 hereof.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Qualified REIT Subsidiary” means a Qualified REIT Subsidiary (as defined in Section 856(i)(2) of the Code).

“Redeemed Units” means a number of outstanding New Parent OP Units held by the Mercury Parties immediately prior to the Redemption equal to (rounded down to the nearest whole unit) (i) (A) the Redemption Consideration divided by (B) the Company Common Unit Value, times (ii) the Exchange Ratio.

“Redemption Consideration” means the aggregate consideration that the Mercury Parties are entitled to receive in connection with the Redemption, which shall equal Four Billion Four-Hundred and Four Million Dollars ($4,404,000,000).

“REIT Merger Consideration” means the aggregate consideration that all holders of the Company Common Shares, other than the Cancelled Shares, are entitled to receive as determined pursuant to Section 3.1.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, abatement, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Substances.

“Representative” means, with respect to any Person, one or more of such Person’s trustees, directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Required Financing Information” means (a) audited consolidated balance sheets and the related audited consolidated statements of income, cash flow and shareholders’ equity as of and for the three (3) most recently completed fiscal years ended at least sixty (60) days prior to the Closing Date and unaudited consolidated balance sheets, and statement of income, cash flow and shareholders’ equity as of and for each subsequent fiscal quarter and interim period ended at least forty (40) days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year), in each case, for the Company and the consolidated Company Subsidiaries and setting forth comparative figures for the comparable periods in the prior fiscal year, as the case may be, and prepared in accordance with GAAP (including footnotes thereto), (b) to the extent not provided in clause (a) above, the financial statements of the Company and the consolidated Company Subsidiaries required to be delivered in order to satisfy the condition set forth in paragraph 5 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof), (c) any other customary financial information regarding the Company and the consolidated Company Subsidiaries reasonably requested in writing by the Parent in order to permit the Parent Parties to prepare the pro forma financial statements required to be delivered in order to satisfy the condition set forth in paragraph 4 of Exhibit C to the Debt Commitment Letter (as in effect on the date hereof), and (d) such other business and financial data regarding the Company and the consolidated Company Subsidiaries of the type and form customarily included in offering memoranda used in offerings of debt securities pursuant to Rule 144A under the Securities Act, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made; provided, that Required Financing Information shall not include (i) any pro forma financial statements or other pro forma financial information of or relating to the Company or the consolidated Company Subsidiaries or require the Company or any of its Affiliates or Subsidiaries to prepare or deliver any such pro forma financial statements or information, (ii) information customarily excluded in offerings of debt securities by a non-accelerated filer pursuant to Rule 144A, including, without limitation, information required by Rules 3-09, 3-10 and 3-16 under Regulation S-X, and Item 402 of Regulation S-K, or (iii) any audited or unaudited financial statements not expressly required pursuant to clause (a) of this definition, including any audited or unaudited financial statements or other financial information with respect to the MGP BREIT JV.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“SEC Documents” means, with respect to any Person, the forms, documents, statements, schedules, reports, registration statements, prospectuses and other documents required to be filed or furnished (as applicable) by such Person or its Subsidiaries since and including January 1, 2019 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the SOX Act) (as such documents have been amended since the time of their filing).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX Act” means the Sarbanes-Oxley Act of 2002.

“Springfield MTA” means that certain Master Transaction Agreement by and among Blue Tarp ReDevelopment, LLC, MGP Lessor Holdings, LLC, MGP Lessor, LLC, the Company, the Company LP, Mercury and MGM Lessee, LLC.

“Subsidiary” means, when used with reference to a Person, any other Person of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) such Person and/or any other Person that is a Subsidiary of such Person by reason of the application of clause (i) or clause (iii) of this definition is a general partner, manager, managing member, operating member, trustee, director or the equivalent, or (iii) such Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise or any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case imposed by and payable to any Governmental Authority.

“Tax Guidance” means a reasoned opinion from a nationally recognized federal income tax counsel experienced in REIT tax matters or a ruling from the IRS.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxable REIT Subsidiary” means a Taxable REIT Subsidiary (as defined in Section 856(l) of the Code).

“Tenant Improvement(s)” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the Company Properties.

“True Lease Analysis” shall have the meaning set forth in Section 8.14(i).

“Vessel” means any barge, riverboat or other vessel.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
A&R Master Lease	Section 8.20
Acquisition Proposal	Section 8.4(h)(i)
Agreement	Preamble
Bonus Eligible Participant	Section 8.16(c)
Bridge Financing	Section 2.1(d)(ii)
Bridge Financing and Distribution	Section 2.1(d)(ii)
Cancelled Interests	Section 3.3(a)(i)
Cancelled Shares	Section 3.1(a)(i)
Claim	Section 8.7(a)
Claim Expenses	Section 8.7(a)
Closing	Section 2.2
Closing Conditions Satisfaction Date	Section 2.1(d)(iii)
Closing Date	Section 2.2
Collective Company Parties	Section 10.3(b)(iii)
Collective Parent Parties	Section 10.3(c)(ii)
Company	Preamble
Company Adverse Recommendation Change	Section 8.4(d)
Company Alternative Acquisition Agreement	Section 8.4(a)
Company Base Amount	Section 10.3(e)
Company Board	Recitals
Company Board and Conflicts Committee Recommendation	Section 4.4(b)
Company Change Notice	Section 8.4(f)
Company Class A Shares	Section 4.3(a)
Company Class B Share	Section 4.3(a)
Company Common Shares	Section 4.3(a)
Company DCP	Section 8.17(b)
Company Disclosure Letter	Article IV
Company Incentive Plan	Section 8.16(c)
Company Insurance Policies	Section 4.18
Company Letter of Transmittal	Section 3.7(e)
Company Licensed Parties	Section 4.6(d)
Company LP	Preamble
Company LP Continuation	Recitals
Company Material Contract	Section 4.17(b)
Company Note Offers and Consent Solicitations	Section 8.24
Company Organizational Documents	Section 4.2
Company Permits	Section 4.6(a)
Company Preferred Shares	Section 4.3(a)
Company Related Parties	Section 4.6(d)
Company Related Party Permits	Section 4.6(d)
Company Shareholder Approval	Section 4.23
Company Shareholder Approval Deadline	Section 8.2
Company Subsidiary Partnership	Section 4.11(h)

Company Supplemental Indenture	Section 8.24
Company Tax Accrual Opinion	Section 10.3(f)
Company Tax Protection Agreements	Section 4.11(h)
Company Terminating Breach	Section 10.1(c)(i)
Company Termination Fee	Section 10.3(e)
Company Termination Fee Escrow	Section 10.3(e)
Company Title Insurance Policy	Section 4.16(d)
Conflicts Committee	Recitals
Consent Solicitations	Section 8.24
Continuing Employee	Section 8.16(a)
DCP Assignment	Section 8.17(b)
DCP Assumed Interests	Section 8.17(b)
DCP Assumption	Section 8.17(b)
Debt Commitment Letter	Section 5.23(a)
Debt Financing	Section 5.23(a)
Debt Issuance and Distribution	Section 2.1(d)(i)
Debt Offer Documents	Section 8.24
Designated Directors	Section 8.17(b)
DLLCA	Recitals
DRULPA	Recitals
Equity Financing	Section 8.23(a)
Exchange Agent	Section 3.7(a)
Exchange Fund	Section 3.7(c)
Exchange Ratio	Section 3.1(a)(ii)
Financing	Section 8.23(a)
Indemnified Parties	Section 8.7(a)
Information Statement	Section 8.1(a)
Interim Period	Section 7.1(a)
Labor Disputes	Section 4.13(b)
Lenders	Section 5.23(a)
Mercury	Preamble
Mercury DCP	Section 8.17(b)
Mercury Guaranty	Section 9.20
Mercury Licensed Parties	Section 6.5
Mercury Rabbi Trust	Section 8.17(b)
Mercury Related Parties	Section 6.5
Mercury Related Party Permits	Section 6.5
Mergers	Recitals
Multiemployer Pension Plan	Section 4.12(d)
New Debt	Section 2.1(d)
New Debt Offering	Section 2.1(d)(i)
New Parent OP	Preamble
New Parent Partnership OP LLCA	Section 2.1(c)
New Plans	Section 8.16(b)
Offers to Exchange	Section 8.24
Outside Date	Section 10.1(b)(i)

Parent	Preamble
Parent Adverse Recommendation Change	Section 8.5(d)
Parent Alternative Acquisition Agreement	Section 8.5(a)
Parent Base Amount	Section 10.3(f)
Parent Board	Recitals
Parent Board Recommendation	Section 5.4(b)
Parent Change Notice	Section 8.5(f)
Parent Disclosure Letter	Article V
Parent Insurance Policies	Section 5.18
Parent Licensed Parties	Section 5.6(d)
Parent Material Contract	Section 5.17(a)
Parent OP	Preamble
Parent OP Contribution	Section 2.1(b)
Parent Organizational Documents	Section 5.2
Parent Permits	Section 5.6
Parent Preferred Shares	Section 5.3(a)
Parent Related Parties	Section 5.6(d)
Parent Related Party Permits	Section 5.6(d)
Parent Shareholder Approval	Section 5.24
Parent Stock Issuance	Recitals
Parent Subsidiary Partnership	Section 5.11(h)
Parent Tax Accrual Opinion	Section 10.3(e))
Parent Tax Protection Agreements	Section 5.11(h)
Parent Terminating Breach	Section 10.1(d)(i)
Parent Termination Fee	Section 10.3(f)
Parent Termination Fee Escrow	Section 10.3(f)
Parent Title Insurance Policies	Section 5.16(d)
Parent Title Insurance Policy	Section 5.16(d)
Parties	Preamble
Partnership Certificate of Merger	Section 2.3(b)
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 2.3(b)
Prospectus	Section 8.1(a)
Proxy Statement	Section 8.1(a)
Proxy Statement/Information Statement/Prospectus	Section 8.1(a)
Purchaser Welfare Company Benefit Plans	Section 8.16(b)
Qualifying Income	Section 10.3(e)
Redeemed Units Allocation Notice	Section 2.1(e)
Redemption	Section 2.1(e)
Redemption Agreement	Section 2.1(e)
Registration Statement	Section 8.1(a)
REIT Certificate of Merger	Section 2.3(a)
REIT Merger	Recitals
REIT Merger Effective Time	Section 2.3(a)
REIT Merger Sub	Preamble
REIT Per Share Merger Consideration	Section 3.1(a)(ii)

REIT Requirements	Section 10.3(f)
REIT Surviving Entity	Section 2.1(a)
Related Party Agreements	Section 8.19
Required Amount	Section 5.23(f)
Required Tax Treatment	Section 2.6
Superior Proposal	Section 8.4(h)(ii)
Takeover Statutes	Section 4.22
Transfer Taxes	Section 8.18
Union	Section 4.13(d)
willful and intentional breach	Section 10.2
Written Consent	Recitals

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d) the words “made available” in this Agreement shall mean that the item referred to has been (i) with respect to those items “made available” to Parent, has been provided to Parent prior to the date of this Agreement by being posted in the electronic data room established by the Company, to which Parent and its Representatives have been provided full access, is a SEC Document of the Company filed prior to the date of this Agreement or otherwise delivered, provided or made available to a Parent Party or any of its respective Representatives and (ii) with respect to those items “made available” to the Company, has been provided to the Company prior to the date of this Agreement by being posted in the electronic data room established by Parent, to which the Company and its Representatives have been provided full access, is a SEC Document of Parent filed prior to the date of this Agreement or otherwise delivered, provided or made available to a Company Party or any of its respective Representatives;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i) references to a Person are also to its successors and permitted assigns;

(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated; and

(l) the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

ARTICLE II

THE TRANSACTIONS

Section 2.1 The Transactions.

(a) New Parent OP Contribution. Prior to or on the Closing Date, but in any event prior to the consummation of the REIT Merger, upon the terms and subject to the conditions of this Agreement (i) the general partner interest held by the general partner of Parent OP shall be converted into a non-economic general partner interest and (ii) Parent shall contribute to Parent OP Holdco, and Parent OP Holdco shall immediately thereafter contribute to New Parent OP, 100% of the limited partnership interests in Parent OP in exchange for the issuance to Parent OP Holdco of New Parent OP Units (the “Parent OP Contribution”). The Parent OP Contribution will be effected, at the instruction of Parent OP Holdco, by an assignment by Parent of the limited partnership interests in Parent OP directly to New Parent OP in exchange for the issuance to Parent OP Holdco of a number of New Parent OP Units equal to the number of shares of Parent Common Stock that will be outstanding immediately following the consummation of the REIT Merger.

(b) REIT Merger. Upon the terms and subject to the conditions of this Agreement, at the REIT Merger Effective Time, the Company shall be merged with and into REIT Merger Sub in the REIT Merger, whereupon the separate existence of the Company shall cease, and REIT Merger Sub shall continue under the name “Venus Sub LLC” as the surviving entity in the REIT Merger (the “REIT Surviving Entity”). The REIT Merger shall have the effects provided in this Agreement and as specified in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the REIT Merger Effective Time, the REIT Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and REIT Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and REIT Merger Sub shall become the claims, obligations, liabilities, debts and duties of the REIT Surviving Entity.

(c) Distribution of Company GP and Partnership Merger. Immediately following consummation of the REIT Merger, upon the terms and subject to the conditions of this Agreement, the REIT Surviving Entity shall distribute all of the interests in Company GP to Parent OP. Immediately following such distribution of the interests in Company GP (and subject to Section 2.7), upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Partnership Merger Effective Time, the REIT Surviving Entity shall merge with and into the Company LP in the Partnership Merger, whereupon the separate existence of the REIT Surviving Entity shall cease, and the Company LP shall continue under the name “VICI Properties 2 L.P.” as the surviving entity in the Partnership Merger (the “Partnership Surviving Entity”). The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Partnership Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company LP and the REIT Surviving Entity, and all of the claims, obligations, liabilities, debts and duties of the Company LP and the REIT Surviving Entity shall become the claims, obligations, liabilities, debts and duties of the Partnership Surviving Entity. Upon the consummation of the Partnership Merger, the managing member of New Parent OP and Mercury shall execute, and Mercury shall cause its applicable Subsidiaries to execute, the form of limited liability company agreement of New Parent OP (the “New Parent OP LLCA”) substantially in the form attached hereto as Exhibit B (with such changes made by Parent as may be required by any Gaming Authority).

(d) Debt Issuance.

(i) Following the Closing Conditions Satisfaction Date, the Parent Parties may elect, at any time during the Marketing Period, to market an offering of debt securities of Parent OP (the “New Debt Offering”). Any New Debt Offering shall be made on such terms and conditions as determined by Parent and which are permitted by applicable Laws, including SEC rules and regulations; provided, that the debt to be issued in the New Debt Offering (the “New Debt”) shall be (A) nonrecourse under Section 752 of the Code, and (B) secured by a pledge of interests in Parent OP. Any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any New Debt Offering will be selected and retained by the Parent Parties, and their fees and out-of-pocket expenses will be paid directly by the Parent Parties. The Parent Parties shall have the sole discretion to determine all matters related to the timing of the New Debt Offering, including the date on which any New Debt Offering prices; provided, that in no event shall the settlement of any New Debt Offering occur prior to Closing. In the event that Parent OP has priced a New Debt Offering prior to Closing, then Parent OP shall, as soon as reasonably practicable (but in any event no later than the Closing Date) settle such New Debt Offering and distribute the proceeds to New Parent OP (the “Debt Issuance and Distribution”).

(ii) Notwithstanding anything to the contrary in Section 2.1(d)(i), the Parent Parties may, in lieu of issuing the New Debt, elect at any time following the Closing Conditions Satisfaction Date, to close on the bridge financing on the terms and conditions described in the Debt Commitment Letter (the “Bridge Financing”); provided, that in no event shall the closing of any such Bridge Financing occur prior to the Closing, and such Bridge Financing shall be (A) nonrecourse under Section 752 of the Code, and (B) secured by a pledge of interests in Parent OP. In the event that Parent OP has closed on the Bridge Financing, then Parent OP shall as promptly as practicable distribute the proceeds of such Bridge Financing to New Parent OP (the “Bridge Financing and Distribution”).

(iii) On the date on which all the conditions set forth in Article IX (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), each of the Company and Parent shall deliver to the other Party the certificates contemplated by Section 9.2(e)(i)(A) and (ii)(A) and Section 9.3(d)(i), respectively (the date on which such certificates are delivered, the “Closing Conditions Satisfaction Date”). Notwithstanding anything to the contrary herein, each of the Parent Parties and the Company Parties agrees that on or following the Closing Conditions Satisfaction Date, neither Parent nor the Company shall have the right to (A) assert, for any purpose under this Agreement, that any of the conditions set forth in Section 9.2(a) (other than Section 9.2(a)(v)) or Section 9.2(d), in the case of Parent, or Section 9.3(a) or Section 9.3(c), in the case of the Company, have not been satisfied with respect to or as a result of any event, circumstance, change, effect or development occurring on or after the Closing Conditions Satisfaction Date, or (B) except with respect to a failure of the conditions set forth in Section 9.2(b), Section 9.2(c) or Section 9.3(b) with respect to or as a result of any event, circumstance, change, effect or development occurring on or after the Closing Conditions Satisfaction Date, terminate this Agreement pursuant Section 10.1(c)(i) or Section 10.1(d)(i) as a result of an event, circumstance, change, effect or development occurring on or after the Closing Conditions Satisfaction Date, in the case of each of clauses (A) and (B), other than as a result of fraud in connection with this Agreement or any willful and intentional breach of this Agreement

(e) Partial Redemption. At least three (3) Business Days prior to the Closing, Mercury shall deliver a written notice to Parent setting forth the names of each Mercury Party that will have New Parent OP Units redeemed in the Redemption and the aggregate number of Redeemed Units attributable to each such holder (the “Redeemed Units Allocation Notice”). Immediately following the Debt Issuance and Distribution or the Bridge Financing and Distribution, as the case may be, New Parent OP shall distribute to Mercury and/or its applicable Subsidiaries an amount equal to the Redemption Consideration in cash in redemption of the Redeemed Units held by Mercury and/or its Subsidiaries, as applicable, as set forth in the Redeemed Units Allocation Notice (the “Redemption”), and New Parent OP and Mercury and/or its applicable Subsidiaries shall execute and deliver the form of redemption agreement (the “Redemption Agreement”) attached hereto as Exhibit C.

Section 2.2 Closing. The closing of the Mergers (the “Closing”) shall take place by electronic transfer of signature pages and wire transfer of immediately available funds on a date that is the earlier to occur of (i) any Business Day during the Marketing Period to be specified by the Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (ii) the third (3rd) Business Day following the last day of the Marketing Period, in each case, subject to the satisfaction or valid waiver (by the Party entitled to the benefit of the applicable condition) on such Business Day of any conditions that by their nature or terms are to be satisfied at the Closing, or on such other date and such other time as may be mutually agreed upon by the Parties (the actual date of Closing being referred to herein, the “Closing Date”).

Section 2.3 Effective Times.

(a) At the Closing, REIT Merger Sub and the Company shall cause a Certificate of Merger with respect to the REIT Merger (the “REIT Certificate of Merger”) to be duly executed and filed with the Delaware SOS in accordance with the DLLCA. The REIT Merger shall become effective at the time when the REIT Certificate of Merger has been duly filed with the Delaware SOS, or such later time which the Parties shall have agreed upon in writing and set forth in the REIT Certificate of Merger in accordance with the DLLCA (the “REIT Merger Effective Time”).

(b) At the Closing, following the REIT Merger and the distribution of the interests in Company GP to Parent OP, the REIT Surviving Entity (or, subject to Section 2.7, Parent OP) and the Company LP shall cause a Certificate of Merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) to be duly executed and filed with the Delaware SOS. The Partnership Merger shall become effective at the time when the Partnership Certificate of Merger has been duly filed with the Delaware SOS in accordance with the DRULPA, or such later time which the Parties shall have agreed upon in writing and set forth in the Partnership Certificate of Merger in accordance with the DRULPA (the “Partnership Merger Effective Time”).

Section 2.4 Governing Documents.

(a) At the REIT Merger Effective Time, pursuant to the DLLCA, (i) the limited liability company agreement of REIT Merger Sub in effect immediately prior to the REIT Merger Effective Time shall be the limited liability company agreement of the REIT Surviving Entity (but subject to such amendments as shall be required pursuant to Section 8.7(b)) and (ii) the certificate of formation of REIT Merger Sub in effect immediately prior to the REIT Merger Effective Time shall be the certificate of formation of the REIT Surviving Entity, in each case, until thereafter amended in accordance with the applicable provisions thereof and in accordance with applicable Law.

(b) At the Partnership Merger Effective Time, pursuant to the DRULPA, (i) the Company LP shall amend and restate its agreement of limited partnership in a form determined by Parent (but subject to Section 8.7(b)) and (ii) the certificate of limited partnership of Company LP in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of the Partnership Surviving Entity (except that such certificate shall be amended to reflect the name of the Partnership Surviving Entity), in each case, until thereafter amended in accordance with the applicable provisions thereof and in accordance with applicable Law.

Section 2.5 General Partner of the Partnership Surviving Entity. The general partner of Company LP immediately prior to the Partnership Merger Effective Time shall be the general partner of the Partnership Surviving Entity immediately after the Partnership Merger Effective Time.

Section 2.6 Tax Consequences. The Parties intend and shall report the transactions described in the Recitals and consummated pursuant to the terms of this agreement as described below (the “Required Tax Treatment”). No Party shall, and no Party shall cause or permit any Affiliate to, take any position contrary to the Required Tax Treatment in any tax return, report, or filing with any government agency or court absent a “final determination” within the meaning of Section 1313(a) of the Code; provided, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the transactions contemplated herein, and no Party shall be required to litigate before any court any such proposed deficiency or adjustment by any taxing authority. The Required Tax Treatment for federal income (and similar state and local) tax purposes is as follows:

(a) The Company LP Continuation shall be treated as causing New Parent OP to be the continuation of the Company LP Tax Partnership within the meaning of Section 708 of the Code.

(b) The REIT Merger shall be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement shall be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

(c) The Partnership Merger shall be treated as a deemed partnership contribution to the New Parent OP (as continuation of the Company LP Tax Partnership in accordance with Section 2.6(a)) under Section 721(a) of the Code.

(d) The Redemption shall be treated as a distribution under Section 731 of the Code.

Section 2.7 Alternative Transaction Structure. In the event that Company LP does not obtain sufficient consents as a result of the Consent Solicitations to all of the Company Indentures, Parent, in its sole discretion, may elect to modify the transactions contemplated in this Article II and, as applicable, in Article III as set forth in this Section 2.7 by providing the Company Parties with written notice of its election at least ten (10) Business Days prior to the Closing. If Parent provides such written notice, the following changes to the transactions contemplated in this Article II to occur at the Closing will be made:

(a) In lieu of the merger of the REIT Surviving Entity with and into the Company LP, in the “Partnership Merger” Parent OP will merge with and into Company LP, and Company LP shall be the surviving entity and shall be considered the “Partnership Surviving Entity”. As a result of and in connection with such Partnership Merger (and, for the avoidance of doubt, in lieu of the effects set forth in Sections 2.1(c), 2.5 or 3.3), (i) the interests of the REIT Surviving Entity and Company GP in the Company LP shall automatically be cancelled for no consideration, (ii) the interest of New Parent OP in Parent OP shall be converted into 100% of the limited partnership interest in the Partnership Surviving Entity, (iii) the interest of Parent GP in Parent OP shall be converted into a noneconomic general partnership interest in the Partnership Surviving Entity (iv) each Company Common Unit (other than those cancelled pursuant to clause (i)) shall automatically be converted into the right to receive a number of New Parent OP Units in accordance with Section 3.3(b), and (v) the interest of New Parent OP in the Partnership Surviving Entity shall be contributed to a subsidiary of New Parent OP that is disregarded for U.S. federal income tax purposes. Pursuant to the Partnership Merger and in accordance with the DRULPA

(and, for the avoidance of doubt, in lieu of the transactions set forth in Section 2.4(b)), (A) the limited partnership agreement of Parent OP immediately prior to the Partnership Merger shall become the amended and restated limited partnership agreement of the Partnership Surviving Entity (subject to Section 8.7(b)) and (B) the certificate of limited partnership of Company LP in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of the Partnership Surviving Entity (except that such certificate shall be amended to reflect the name of the Partnership Surviving Entity), in each case, until thereafter amended in accordance with the applicable provisions thereof and in accordance with applicable Law. As promptly as practicable following the Partnership Merger Effective Time, Parent shall cause Parent GP to file a certificate of amendment to the certificate of limited partnership of the Partnership Surviving Entity with the Delaware SOS to reflect the admission of Parent GP as the general partner of the Partnership Surviving Entity.

(b) The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Partnership Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company LP and Parent OP, and all of the claims, obligations, liabilities, debts and duties of the Company LP and Parent OP shall become the claims, obligations, liabilities, debts and duties of the Partnership Surviving Entity.

(c) The Partnership Surviving Entity will enter into supplemental indentures pursuant to the outstanding note indentures of Parent OP, assuming the obligations of Parent OP thereunder.

(d) The New Debt will be issued by the Partnership Surviving Entity and will be secured by a pledge by New Parent OP of its interests in the Partnership Surviving Entity.

ARTICLE III

EFFECTS OF THE TRANSACTIONS

Section 3.1 Effects on Company Common Shares.

(a) At the REIT Merger Effective Time, by virtue of the REIT Merger and without any further action on the part of the Company or REIT Merger Sub or the holders of any Company Common Shares or limited liability interests in REIT Merger Sub:

(i) each (x) Company Common Share then held in treasury by the Company or owned by any of the Company’s wholly-owned Subsidiaries and (y) the Company Class B Share shall automatically be cancelled and retired and shall cease to exist (each of (x) and (y), the “Cancelled Shares”), and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made, with respect thereto, in connection with or as a consequence of the REIT Merger;

(ii) each Company Common Share, other than any Cancelled Shares, issued and outstanding immediately prior to the REIT Merger Effective Time shall no longer be outstanding and shall be automatically cancelled and retired and converted into the right to receive 1.366 (the “Exchange Ratio”) shares of Parent Common Stock, each of which, when issued, shall be validly issued, fully paid and non-assessable, subject to adjustment as set forth in Section 3.6 (the “REIT Per Share Merger Consideration”); and

(iii) each limited liability interest of REIT Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain as an issued and outstanding limited liability interest of the REIT Surviving Entity and each such interest shall continue to be owned by Parent OP.

(b) From and after the REIT Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares. From and after the REIT Merger Effective Time, Persons who held the Company Common Shares immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such Company Common Shares, except as otherwise provided for in this Agreement.

Section 3.2 Effect on Parent OP Units. Prior to or on the Closing Date, but in any event prior to the REIT Merger, pursuant to the Parent OP Contribution, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall contribute, assign, transfer, convey and deliver 100% of the limited partnership interest in Parent OP to Parent OP Holdco, and as a subsequent contribution Parent OP Holdco shall contribute, assign, transfer, convey and deliver 100% of the limited partnership interest in Parent OP to New Parent OP, in each case, free and clear of any and all Liens, except for any Permitted Liens and any Liens that may exist by reason of this Agreement and applicable securities Laws; and

(b) New Parent OP shall issue to Parent OP Holdco in exchange for the contribution, assignment, transfer, conveyance and delivery of such Parent OP interests, a number of New Parent OP Units equal to the number of shares of Parent Common Stock that will be outstanding immediately following the consummation of the REIT Merger, free and clear of any and all Liens, except for any Liens that may exist by reason of this Agreement and applicable securities Laws, which New Parent OP Units shall constitute the only interests in New Parent OP outstanding immediately following the Parent OP Contribution.

Section 3.3 Effects on Company LP Interests and Other Securities. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of the Company LP, the REIT Surviving Entity or the holders of the units of partnership interest in the Company LP or limited liability interests in the REIT Surviving Entity:

(a) all of the limited partnership interests in the Company LP then held by the REIT Surviving Entity or any Subsidiary of Company LP shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Interests”) and no payment or other right shall inure or be made with respect thereto, in connection with or as a consequence of the Partnership Merger;

(b) each Company Common Unit, other than the Cancelled Interests, issued and outstanding immediately prior to the Partnership Merger Effective Time shall no longer be outstanding and shall be automatically cancelled and retired and converted into the right to receive a number of New Parent OP Units equal to the Exchange Ratio, subject to adjustment as set forth in Section 3.6;

(c) the general partnership interest in the Company LP held by Company GP shall remain outstanding; and

(d) the 100% limited liability company interest held by Parent OP in the REIT Surviving Entity shall no longer be outstanding and shall be automatically cancelled and retired and converted into the right to receive 100% of the limited partnership interest in the Partnership Surviving Entity.

Section 3.4 Effect on Redeemed Units. Immediately following the Debt Issuance and Distribution or Bridge Financing and Distribution, as applicable, but in any event on the Closing Date, New Parent OP shall redeem the Redeemed Units held by Mercury and its Subsidiaries in accordance with the Redeemed Units Allocation Notice, for an amount in cash per Redeemed Unit, without interest, equal to the Per Unit Redemption Consideration, which shall be paid to Mercury or its applicable Subsidiaries (or their respective designees) by wire transfer of immediately available funds on the Closing Date.

Section 3.5 Effect on Company Equity Awards.

(a) Company DSUs. As of the REIT Merger Effective Time, each Company DSU that is outstanding immediately prior to the REIT Merger Effective Time shall be canceled and converted into the right to receive, subject to Section 3.10 and with respect to each Company Common Share subject to such Company DSU immediately prior to the REIT Merger Effective Time, the REIT Per Share Merger Consideration. The REIT Per Share Merger Consideration payable pursuant to this Section 3.5(a) and Section 3.10 (less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) shall be paid, as applicable, to the holders of such Company DSUs or, subject to compliance with all of the requirements of Section 8.17(b) (including the last sentence of Section 8.17(b)) and with respect to the Company DSUs held by the Designated Directors, to the Mercury Rabbi Trust, in each case as soon as practicable following the REIT Merger Effective Time and in no event later than five (5) Business Days following the REIT Merger Effective Time or, to the extent necessary to avoid the imposition of additional income Tax under Section 409A of the Code, at such other time or times following the REIT Merger Effective Time consistent with the terms applicable to such Company DSUs (including the terms of any applicable deferred compensation plan and participant election).

(b) Company RSUs. As of the REIT Merger Effective Time, each Company RSU that is outstanding immediately prior to the REIT Merger Effective Time shall be accelerated, vest and be canceled and converted into the right to receive, subject to Section 3.10 and with respect to each Company Common Share subject to such Company RSU immediately prior to the REIT Merger Effective Time, the REIT Per Share Merger Consideration. The REIT Per Share Merger Consideration payable pursuant to this Section 3.5(b) and Section 3.10 (less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) shall be paid to the holders of such Company RSUs as soon as practicable following the REIT Merger Effective Time and in no event later than five (5) Business Days following the REIT Merger Effective Time.

(c) Company PSUs. As of the REIT Merger Effective Time, each Company PSU that is outstanding immediately prior to the REIT Merger Effective Time shall (i) be accelerated and vest with respect to the number of shares of Company Common Shares subject to such Company PSU immediately prior to the REIT Merger Effective Time that would vest based on the achievement of the greater of (1) the applicable target level of performance and (2) the actual level of performance as of the Closing Date, based on the achievement of the applicable performance metrics with respect to the performance period during which the REIT Merger Effective Time occurs and determined in good faith by the Company Board and (ii) be canceled and converted into the right to receive, subject to Section 3.10 and with respect to each Company Common Share subject to such Company PSU determined in accordance with the immediately preceding clause (i), the REIT Per Share Merger Consideration. The REIT Per Share Merger Consideration payable pursuant to this Section 3.5(c) and Section 3.10 (less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) shall be paid to the holders of such Company PSUs as soon as practicable following the REIT Merger Effective Time and in no event later than five (5) Business Days following the REIT Merger Effective Time.

(d) Any deduction reported by the Company LP with respect to the transactions described in Section 3.5(b) and Section 3.5(c) shall be allocated to the holders of Company LP interests immediately prior to the REIT Merger Effective Time to the extent allocable to such holders for applicable Tax purposes at a “more likely than not” or higher level of comfort. This Section 3.5(d) shall be considered a part of the Company Partnership Agreement within the meaning of Section 761(c) of the Code.

(e) Prior to the REIT Merger Effective Time, the Company shall adopt such resolutions and take all such other actions that may be reasonably necessary (under the Company Equity Incentive Plan, applicable Laws and otherwise) to effectuate the provisions of Section 3.5 and to ensure that, from and after the REIT Merger Effective Time, holders of Company Equity Awards shall have no rights with respect thereto other than those specifically provided in this Section 3.5 and Section 3.10.

Section 3.6 Adjustment to Consideration. If at any time during the period between the date of this Agreement and the REIT Merger Effective Time, any change in the issued and outstanding shares of beneficial interest of the Company, the Company LP, Parent or New Parent OP, or securities convertible or exchangeable into or exercisable for shares of beneficial interest of the Company, the Company LP, Parent or New Parent OP occurs as a result of any merger, business combination, reclassification, recapitalization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any share dividend or other share distribution with a record date during such period, the REIT Per Share Merger Consideration and the Per Unit Redemption Consideration will be equitably adjusted, without duplication, to provide the holders of the Company Class A Shares and the holders of the limited partnership interests in the Company LP the same economic effect as contemplated by this Agreement prior to such change, except that nothing in this Section 3.6 will be construed to permit the Company, the Company LP, Parent or New Parent OP to take any action with respect to any of its shares of beneficial interest that is prohibited by the terms of this Agreement. For the avoidance of doubt, nothing contained in this Section 3.6 shall require any adjustment to be made to the REIT Per Share Merger Consideration or the Per Unit Redemption Consideration as a result of the transactions contemplated or otherwise not prohibited by this Agreement.

Section 3.7 Exchange Fund; Exchange Agent.

(a) Prior to the Closing, Parent will designate a bank or trust company reasonably acceptable to the Company to act as an exchange agent in the REIT Merger (the “Exchange Agent”), and the Exchange Agent will administer the payment of REIT Merger Consideration described in Section 3.1.

(b) Prior to the REIT Merger Effective Time, Parent will enter into an exchange agreement with the Exchange Agent, in a form reasonably acceptable to the Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.7.

(c) At or before the REIT Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent the REIT Merger Consideration, as well as sufficient funds for payments to be made in accordance with Section 3.7(g) and Section 3.10 (the “Exchange Fund”), for the sole benefit of the holders of the Company Class A Shares and Company Equity Awards. Parent and the REIT Surviving Entity shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the REIT Merger Consideration out of the Exchange Fund in accordance with this Agreement (provided, that any amounts payable to holders of Company Equity Awards with respect to whom a Company Party or any Company Subsidiary has a Tax withholding obligation shall be paid as applicable to Parent, the REIT Surviving Entity, any of their respective Affiliates, or a third-party payroll provider for payment through an applicable payroll system). The Exchange Fund shall not be used for any other purpose.

(d) The Exchange Fund shall be invested by the Exchange Agent as directed by Parent, on behalf of the REIT Surviving Entity; provided, that no such investment or loss thereon will affect the amounts payable to holders of the Company Class A Shares or the Company Equity Awards pursuant to this Article III. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the REIT Surviving Entity and shall be paid to the REIT Surviving Entity. No investment of the Exchange Fund shall relieve Parent, the REIT Surviving Entity, or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, Parent and the REIT Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the REIT Surviving Entity’s obligations hereunder for the benefit of the holders of the Company Class A Shares and the Company Equity Awards, which additional funds will be deemed to be part of the Exchange Fund.

(e) As soon as reasonably practicable after the REIT Merger Effective Time (but in any event within three (3) Business Days after the REIT Merger Effective Time), Parent and the REIT Surviving Entity shall cause the Exchange Agent to mail to each holder of record of a Company Share Certificate or Book-Entry Share immediately prior to the REIT Merger Effective Time a letter of transmittal (a “Company Letter of Transmittal”) in customary form as prepared by Parent and the REIT Surviving Entity and reasonably acceptable to the Company (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the

Company Share Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Company Share Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.9) or transfer of any Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of such Company Share Certificates or the transfer of such Book-Entry Shares in exchange for the REIT Per Share Merger Consideration.

(f) Upon surrender of a Company Share Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.9) or transfer of any Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a Company Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive in exchange therefor and in respect of each share represented by such Company Share Certificates or Book-Entry Shares, the REIT Per Share Merger Consideration into which each such share has been converted pursuant to this Agreement, together with any dividends or other distributions to which such Company Share Certificate or Book-Entry Share become entitled in accordance with Section 3.7(g) or Section 3.10, and the Company Share Certificate so surrendered and Book-Entry Share so transferred shall be cancelled. In the event of a transfer of ownership of Company Class A Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Company Share Certificate or Book-Entry Share formerly representing such Company Class A Shares may be paid or issued, as the case may be, to such a transferee if such Company Share Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Company Share Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 3.7, each Company Share Certificate or Book-Entry Share shall be deemed at any time after the REIT Merger Effective Time to represent only the right to receive, upon such surrender and in respect of each share represented thereby, the REIT Per Share Merger Consideration into which each share represented by such Company Share Certificate or Book-Entry Share has been converted pursuant to this Agreement, together with any dividends or other distributions to which such Company Share Certificate or Book-Entry Share become entitled in accordance with this Section 3.7(f).

(g) No dividends or other distributions, if any, with a record date after the REIT Merger Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered Company Class A Shares to be converted into shares of Parent Common Stock pursuant to Section 3.1(a) until such holder shall surrender such share in accordance with this Section 3.7. After the surrender in accordance with this Section 3.7 of a Company Class A Share to be converted into shares of Parent Common Stock pursuant to Section 3.1(a), the holder thereof shall be entitled to receive (in addition to the REIT Per Share Merger Consideration payable to such holder pursuant to this Article III) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such Company Class A Share.

(h) In the event of a transfer of ownership of the Company Class A Shares that is not registered in the transfer records of the Company, it shall be a condition of payment that any Company Share Certificate surrendered or transferred in accordance with the procedures set forth in this Section 3.7 shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the REIT Per Share Merger Consideration to a Person other than the registered holder of the Company Share Certificate or Book-Entry Share surrendered, or shall have established to the reasonable satisfaction of the REIT Surviving Entity that such Tax either has been paid or is not applicable.

(i) Any portion of the Exchange Fund that remains undistributed to the former holders of the Company Class A Shares or Company Equity Awards for twelve (12) months after the Closing Date shall be delivered to the REIT Surviving Entity upon demand, and any former holders of the Company Class A Shares and the Company Equity Awards who have not theretofore complied with this Article III shall thereafter look only to the REIT Surviving Entity (and only as general creditors thereof) for payment of the REIT Merger Consideration.

(j) None of Parent, the Company, the REIT Surviving Entity, the Exchange Agent, or any employee, officer, trustee, director, agent or Affiliate thereof, shall be liable to any Person in respect of the REIT Merger Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any Company Share Certificates or Book-Entry Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the REIT Surviving Entity free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.8 Withholding Rights. The REIT Surviving Entity, Parent or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.9 Lost Certificates. If any Company Share Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of such fact by the Person claiming such Company Share Certificate to be lost, stolen or destroyed, and, if required by Parent or Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or Exchange Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Share Certificate the portion of the REIT Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.10 No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the REIT Merger upon the surrender or exchange of Company Share Certificates or with respect to Book-Entry Shares, upon the conversion of any Company Equity Awards or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Each holder of Company Class A Shares converted pursuant to the REIT Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock to which such holder is entitled as evidenced by the Company Share Certificates and Book-Entry Shares delivered by such holder) and each holder of a Company Equity Award converted pursuant to the REIT Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock to be delivered in respect of all Company Equity Awards held by such holder) shall receive from Parent (or, for holders of Company Equity Awards with respect to whom a Company Party or any Company Subsidiary has a Tax withholding obligation, from Parent, the REIT Surviving Entity, any of their respective Affiliates, or a third-party payroll provider through an applicable payroll system), in lieu thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP.

Section 3.11 Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders, shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as set forth in the disclosure letter prepared by the Company Parties, with numbering corresponding to the numbering of this Article IV, delivered by the Company Parties to Parent prior to or simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company Parties made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Company Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company Parties or any of the Company Subsidiaries is a party exists or has actually occurred, or (b) as disclosed in the Company’s publicly available SEC Documents filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article IV, other than historical facts included therein), each of the Company Parties hereby, jointly and severally, represents and warrants to the Parent Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and the Company LP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company and the Company LP has the requisite limited liability company and partnership power and authority, respectively, to own, lease and, to the extent applicable, operate any Company Properties or other assets owned by it and to conduct its business as it is now being conducted. Each of the Company Parties is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except, in each case, for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings regarding the Company Parties.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company Parties or Company Subsidiary in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company Parties or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for U.S. federal income Tax purposes of each Company Subsidiary. Except as set forth on Section 4.1(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other legal entity power and authority to own, lease and, to the extent applicable, operate any Company Properties or other assets owned by it and to conduct its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings regarding any of the Company Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth in Section 4.1(c) of the Company Disclosure Letter, none of the Company Parties or any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the equity of the Company Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents. The Company has made available to Parent, prior to the date of this Agreement, true and complete copies of (i) the Company Certificate of Formation and the Company Operating Agreement and (ii) the Company Partnership Certificate and the Company Partnership Agreement, in each case as in effect on the date of this Agreement (the documents referenced in clauses (i) and (ii), the “Company Organizational Documents”). Neither the Company nor the Company LP is in default of any term, condition or provision of the Company Organizational Documents, respectively, in any material respect.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company is (i) 1,000,000,001 common shares, no par value per share (the “Company Common Shares”), consisting of (x) 1,000,000,000 Class A common shares, no par value per share (“Company Class A Shares”) and (y) one (1) class B common share, no par value per share (“Company Class B Share”) and (ii) 100,000,000 preferred shares, no par value per share (“Company Preferred Shares”). At the close of business on July 30, 2021, (i) 156,653,604 Company Class A Shares were issued and outstanding, (ii) one (1) Company Class B Share was issued and outstanding, (iii) no Company Preferred Shares were issued and outstanding, (iv) 167,802.4403 Company Class A Shares were subject to outstanding Company DSUs, (v) 79,028.3258 Company Class A Shares were subject to outstanding Company RSUs, (vi) 221,421.6307 Company Class A Shares were subject to outstanding Company PSUs (assuming maximum achievement of performance goals, whether or not presently vested), (vii) 1,597,720 Company Class A Shares were reserved for future grants pursuant to the Company Equity Incentive Plan, and (viii) 111,372,757 Company Class A Shares were available for issuance upon conversion of Company Partnership Units.

(b) (i) All issued and outstanding shares of the beneficial interest of the Company are duly authorized, validly issued, fully paid and nonassessable and no class or series of shares of beneficial interest of the Company is entitled to preemptive rights, (ii) all Company Class A Shares reserved for issuance, as noted above, shall be, when issued in accordance with the terms and conditions of the applicable Company Equity Incentive Plan and instruments, if any, pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company Parties or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Company Common Shares or holders of the Company Partnership Units may vote.

(c) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. Except as set forth in Section 4.3(c) or Section 4.3(h) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of all Liens other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on the Company’s financial statements (if such reserves are required pursuant to GAAP).

(d) Section 4.3(d) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on July 30, 2021, of (i) each Company Equity Award, (ii) the name of the holder thereof and whether such holder is a current or former director, employee or other individual service provider of the Company or any Company Subsidiary, (iii) the number of Company Class A Shares underlying each such award (indicating both target-level and maximum-level performance, as applicable, in the case of the Company Equity Awards subject to performance-based vesting), (iv) the grant date and (v) whether such Company Equity Award was granted under the Company Equity Incentive Plan. Other than as set forth on Section 4.3(d) of the Company Disclosure Letter or pursuant to the Company Organizational Documents, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company Parties or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company Parties or any of the Company Subsidiaries to (i) issue, deliver, transfer, sell or create, or cause to be issued, delivered, transferred, sold or created, additional shares of beneficial interest or capital stock or other equity interests, or phantom shares or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of the Company Parties or any Company Subsidiary or securities convertible into or exchangeable for such shares of beneficial interest or capital stock or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or capital stock or other equity interests.

(e) Other than pursuant to the Company Organizational Documents, none of the Company Parties or any Company Subsidiary is a party to or bound by, any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of beneficial interest or capital stock or other equity interests of the Company Parties or any Company Subsidiary.

(f) None of the Company Parties has a “poison pill” or similar equityholder rights plan.

(g) Except as set forth on Section 4.3(g) of the Company Disclosure Letter, none of the Company Parties or any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act. Except as set forth on Section 4.3(g) of the Company Disclosure Letter or in the Company Organizational Documents, there are no outstanding contractual obligations of the Company Parties or Company Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares or equity interests of any Company Subsidiary.

(h) Section 4.3(h) of the Company Disclosure Letter sets forth as of the date hereof a list of all of the partners of the Company LP, together with the number or amount and type of Company Partnership Units held by each such partner in the Company LP. Other than the Company Partnership Units owned by the limited partners of the Company LP set forth in Section 4.3(h) of the Company Disclosure Letter, the Company directly owns all of the issued and outstanding Company Partnership Units, free and clear of any Liens other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on the Company’s financial statements (if such reserves are required pursuant to GAAP) or Liens arising pursuant to the Company Partnership Agreement, and all Company Partnership Units have been duly authorized and validly issued and are free of preemptive rights.

(i) All dividends or other distributions on Company Common Shares and any dividends or other distributions on any securities of any Company Subsidiary, in each case, which have been authorized and declared prior to the date hereof, have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) Each of the Company Parties has the requisite limited liability company and partnership power and authority, respectively, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement to which any Company Party is a party. The execution, delivery and performance of this Agreement by the Company Parties and the consummation by the Company Parties of the Mergers and the other transactions contemplated by this Agreement have been duly and validly authorized by all limited liability company and partnership action, and no other limited liability company or partnership proceedings on the part of the Company Parties are necessary to authorize this Agreement or the Mergers or to consummate the Mergers or the other transactions contemplated by this Agreement, subject to (i) with respect to the REIT Merger, the receipt of the Company Shareholder Approval, (ii) with respect to the REIT Merger, the filing of the REIT Certificate of Merger with the Delaware SOS, and (iii) with respect to the Partnership Merger, the filing of the Partnership Merger Certificate of Merger with the Delaware SOS. This Agreement has been duly executed and delivered by the Company Parties, and assuming due authorization, execution and delivery by the Parent Parties, constitutes a legally valid and binding obligation of the Company Parties enforceable against the Company Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) The Conflicts Committee, at a duly called meeting, in its sole and absolute discretion, has unanimously (i) determined that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and in the best interests of the holders of Company Class A Shares, (ii) approved, and recommended that the Company Board approve, this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (iii) recommended that the Company Board direct that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement be submitted to a vote or for the consent of the Members (as defined in the Company Operating Agreement) and (iv) resolved, and recommended that the Company Board resolve, to recommend that the Members approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement. Acting upon, the recommendation of the Conflicts Committee, the Company Board, at a duly held meeting, has unanimously among those voting (A) approved this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (B) directed that this Agreement, the REIT Merger and the other transactions contemplated by this

Agreement be submitted to the Members and (C) resolved to recommend that the Members approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement (such recommendation, including the recommendation of the Conflicts Committee in clause (iv) above, the “Company Board and Conflicts Committee Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 8.4.

(c) The Company GP, in its capacity as the sole general partner of the Company LP, has approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the Company Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) assuming receipt of the Company Shareholder Approval, the Company Certificate of Formation or the Company Operating Agreement, (B) the Company Partnership Certificate or Company Partnership Agreement or (C) any provision of the organizational documents of any Company Subsidiary (other than the Company LP), (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company Parties or any Company Subsidiary or by which any property or asset of the Company Parties or any Company Subsidiary is bound or (iii) require any notice, consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of the Company Parties or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration, notification or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company Parties or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company Parties or any Company Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the Company Parties does not, and the performance of this Agreement by each of the Company Parties will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority, by any of the Company Parties except (i) the filing with the SEC of (A) the Proxy Statement/Information Statement/Prospectus and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the REIT Certificate of Merger with the Delaware SOS pursuant to the DLLCA, (v) the filing of the Partnership Merger

Certificate of Merger with the Delaware SOS pursuant to the DRULPA, (vi) the Gaming Approvals and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) The Company Parties and each Company Subsidiary holds all authorizations, permits, licenses, certificates, grants, consents, variances, exemptions, orders, approvals, franchises, certifications and clearances of all Governmental Authorities, including building permits and certificates of occupancy, necessary for the Company Parties and each Company Subsidiary to (i) own, lease and, to the extent applicable, operate its properties or to conduct their respective businesses substantially as they are being conducted as of the date hereof and (ii) permit the lawful use and operation of the Company Properties substantially as they are being conducted as of the date hereof (such permits, the “Company Permits”), and all such Company Permits are valid and in full force and effect, except, in each case, where the failure to hold or be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. All applications required to have been filed for the renewal of Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company Parties nor any Company Subsidiary or any of their respective Representatives has received any written notice indicating, nor, to the Knowledge of the Company, is any Company Party or any Company Subsidiary currently not in compliance in any material respect with the terms of any material Company Permit. No Company Party nor any Company Subsidiary has taken any action that would reasonably be expected to result in the revocation of any Company Permit and no suspension or cancellation of any Company Permit is pending, or, to the Knowledge of the Company, threatened in writing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) No Company Party nor any Company Subsidiary is, or has been, in conflict with, or in default or violation of, (i) any Law applicable to the Company Parties or any Company Subsidiary or by which any property or asset of the Company Parties or any Company Subsidiary is bound, or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(c) To the Knowledge of the Company, no Company Party nor any of the Company Subsidiaries, nor any director, trustee, officer or employee of the Company Parties or any of the Company Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as amended, or any directives or requirements of the Office of Foreign Assets Control of the United States Department of Treasury.

(d) Each of the Company Parties and any Company Subsidiaries which holds or has been issued any consent, finding of suitability, license, permit, approval, waiver or other authorization from any Gaming Authority or under any Gaming Laws (the “Company Licensed Parties”) and each of (i) their respective directors, managers, officers, key employees and Persons performing management functions similar to directors, managers, officers or key employees and (ii) their equity holders who may have been required to be licensed and found suitable under applicable Gaming Laws (collectively, the Persons described in clauses (i) and (ii), the “Company Related Parties”), hold all material consents, findings of suitability, licenses, permits, approvals, waivers or other authorizations from any Gaming Authority or under any Gaming Laws necessary to comply with all applicable Gaming Laws in the jurisdictions in which the Company Licensed Parties currently own and lease real estate to a casino operator (the “Company Related Party Permits”) and are in material compliance with the terms of the Company Related Party Permits. Section 4.6(d) of the Company Disclosure Letter identifies (A) all of the Company Related Party Permits held by the Company Parties or Company Subsidiaries, (B) the holder of each such Company Related Party Permit, and (C) the expiration date for each such Company Related Party Permit.

(e) No Company Licensed Party or, to the Company Licensed Parties’ knowledge, Company Related Parties, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority relating to any violation or possible violation of any Gaming Laws that did or would be reasonably likely to result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except where such negative outcome would not reasonably be expected to either (x) result in a Material Adverse Effect, or (y) prevent or delay the ability of Company and the Company Parties to consummate the Mergers and the other transactions contemplated by this Agreement. No Company Licensed Party or, to the Company Licensed Parties’ knowledge, Company Related Parties, has received notice of any proceeding or review by any Governmental Authority under any Gaming Law with respect to any Company Licensed Party or, to the Company Licensed Parties’ knowledge, any other Company Related Party that would reasonably be expected to result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement. To the Company Licensed Parties’ knowledge, with respect to the Company Licensed Parties and the Company Related Parties only, there are no facts, which, if known to the Gaming Authorities, will or would reasonably be expected to (i) result in the denial, revocation, limitation or suspension of any Company Related Party Permit currently held under the Gaming Laws, or (ii) result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except, in the case of clauses (i) and (ii), where such denial, revocation, limitation or suspension or negative outcome would not reasonably be expected to either (x) result in a Material Adverse Effect or (y) prevent or delay beyond the Outside Date the ability of the Company Licensed Parties to consummate the Mergers and the other transactions contemplated by this Agreement. Neither the Company Licensed Parties nor any Company Related Party has suffered a suspension or revocation of any consents, findings of suitability, licenses, permits, approvals, waivers or other authorizations from any Gaming Authority or under any Gaming Laws necessary to conduct the business and operations of the Company Licensed Parties in each of the jurisdictions in which the Company Licensed Parties own or operate gaming facilities.

Section 4.7 SEC Documents; Financial Statements.

(a) The Company and the Company LP have timely filed with or furnished (as applicable) to the SEC all of the Company’s and the Company LP’s SEC Documents. No Company Subsidiary, other than the Company LP, is separately subject to the periodic reporting requirements of the Exchange Act. As of their respective filing dates, the SEC Documents did not (or with respect to the SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent such statements have been modified or superseded by later SEC Documents filed or furnished prior to the date of this Agreement) and complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the SOX Act, as the case may be, the applicable rules and regulations of the SEC thereunder. There are no (i) outstanding or unresolved comments from the SEC with respect to any SEC Document, and, to the Knowledge of the Company, no SEC Document is the subject of ongoing SEC review, or (ii) internal investigations, SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened.

(b) The Company has made available to Parent true and complete copies of all material written correspondence between the SEC, on the one hand, and the Company, on the other hand, since January 1, 2019. At all applicable times, the Company has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE.

(c) The consolidated financial statements of the Company Parties and the consolidated Company Subsidiaries included, or incorporated by reference, in the SEC Documents, including the related notes and schedules, complied in all material respects as to form with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of the Company Parties and the consolidated Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of the Company Parties and the consolidated Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later SEC Documents filed by the Company and publicly available prior to the date of this Agreement.

(d) None of the Company Parties or any consolidated Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company Parties or any consolidated Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company Parties or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, the Company Parties or any consolidated Company Subsidiary in the Company Parties’ or such consolidated Company Subsidiary’s audited financial statements or other SEC Documents.

(e) None of the Company Parties or any consolidated Company Subsidiary has outstanding (nor has arranged or modified since the enactment of the SOX Act) any “extensions of credit” (within the meaning of Section 402 of the SOX Act) to trustees, directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company Parties or any consolidated Company Subsidiary.

(f) Since January 1, 2019, the Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company Parties and the consolidated Company Subsidiaries are being made only in accordance with authorizations of Company management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Parties’ and each of the consolidated Company Subsidiaries’ assets that could have a material effect on the Company’s consolidated financial statements. The Company has disclosed to the Company’s auditors and the audit committee of the Company Board and in Section 4.7(f) of the Company Disclosure Letter (x) any significant deficiency and material weakness in the design or operation of the Company’s internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves Company management or other employees of the Company Parties or any consolidated Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that has occurred since December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 4.8 Absence of Certain Changes or Events. From the date of the Company’s most recent audited balance sheet included in its SEC Documents through the date of this Agreement, (a) each of the Company Parties and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to result in a Material Adverse Effect.

Section 4.9 No Undisclosed Liabilities. There are no liabilities of the Company Parties or any of the Company Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise) required under GAAP to be set forth on a consolidated balance sheet of the Company or in the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on the Company’s most recent consolidated balance sheet (including the notes thereto) included in the SEC Documents filed prior to the date of this Agreement, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since the date the Company’s most recent consolidated balance sheet was filed prior to the date of this Agreement, except for any such liabilities that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 4.10 Litigation. Except as individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect, as of the date of this Agreement: (a) there is no Action pending or, to the Knowledge of the Company, threatened against the Company Parties or any Company Subsidiary or any director or officer thereof or any Company Properties or other assets owned thereby, and (b) none of the Company Parties or any Company Subsidiaries, nor any Company Property, is subject to any outstanding Order of any Governmental Authority. As of immediately prior to the date of this Agreement, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.11 Taxes.

(a) The Company and each Company Subsidiary have timely filed with the appropriate Governmental Authority all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company and each Company Subsidiary have duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) The Company was formed under the laws of Delaware as a limited liability company on October 23, 2015. The Company elected to be taxed as a corporation effective April 24, 2016. The Company filed an election to be treated as a REIT for taxable years beginning with the taxable year ending on December 31, 2016.

(c) The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2016 and through December 31, 2020 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2021 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or ends on the Closing Date) in such a manner as to qualify as a REIT (including with regard to the REIT distribution requirements) for its taxable year that will end on the day of the REIT Merger; and (iv) has not to its Knowledge taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and, to the Knowledge of the Company, no such challenge is pending or threatened.

(d) (i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any material amounts of Taxes or material Tax Returns of the Company or any of the Company Subsidiaries and neither the Company nor any of the Company Subsidiaries is a part of any Action relating to Taxes; (ii) the Company and the Company Subsidiaries have not received a written notice or announcement of any audits, examinations, investigation or other proceedings relating to Taxes for which the Company or any of the Companies Subsidiaries could be responsible for any liability as a result thereof; (iii) no deficiency for Taxes of the Company or any of the Company Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (iv) neither the Company nor any Company Subsidiary has in the past three (3) years received a claim in writing by a Governmental Authority in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(e) Each Company Subsidiary that is a REIT, partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation. No Company Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Taxable REIT Subsidiary.

(f) Neither the Company nor any Company Subsidiary holds, directly or indirectly any asset, the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, and neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to any non-REIT year within the meaning of Section 857 of the Code.

(g) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears of wages or any taxes or any penalty for failure to withhold or pay such amounts.

(h) There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date hereof, and, as of the date hereof, no Person has raised in writing, or, to the Knowledge of the Company, threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Mergers and the other transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee, or otherwise assume economic risk of loss with respect to, debt, (B) retain or not dispose of assets, or engage in transactions of comparable tax effect, for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) make or refrain from making a Tax election, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect Subsidiaries, and/or (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect Subsidiaries under Section 752 of the Code. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Liens for Taxes not yet due and payable.

(j) There are no Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon the Company or the Company Subsidiaries.

(l) (i) Neither the Company nor any of the Company Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither the Company nor any of the Company Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(m) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes) or otherwise.

(n) Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), and neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(o) Neither the Company nor any Company Subsidiary has entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(p) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(q) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of the Company or any Company Subsidiary for a taxable period ending on or prior to the Closing Date or (ii) installment sale by the Company or any Company Subsidiary made on or prior to the Closing Date.

(r) No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(s) As of the date of this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter lists all of the material Company Benefit Plans. For each material Company Benefit Plan, prior to the date hereof, the Company has made available to Parent correct and complete copies or forms of the following, as applicable: (i) all such Company Benefit Plans (including all amendments and riders thereto); (ii) the most recent annual report (Form 5500) filed with the IRS and most recent financial statements; (iii) the most recent determination or opinion letter from the IRS; (iv) the most recent summary plan description, together with summaries of the material modifications thereto; (v) the current trust agreements, insurance contracts and funding agreements (including all amendments and riders thereto); and (vi) all material, non-routine filings, notices, correspondence or other communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, the SEC, or any other Governmental Authority in the past three (3) years.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the IRS regarding its tax-qualified status and tax-exemption, respectively, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects, with its terms and with ERISA, the Code and other applicable Laws, in each case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(c) All payments, benefits, premiums and/or contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been timely paid, in all material respects, to or by each Company Benefit Plan (or a related trust), and all payments, benefits, premiums and/or contributions for any period ending on or before the REIT Merger Effective Time that are not yet due have been paid to or by each Company Benefit Plan (or a related trust) or have been accrued in accordance with GAAP or other local law accounting requirements.

(d) During the previous six (6) years, neither the Company, any Company Subsidiary, nor any of their respective ERISA Affiliates, have maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or have any material liability (contingent or otherwise) with respect to, (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Pension Plan”), (iii) a multiple employer plan as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) There are no pending or, to the Company’s Knowledge, threatened claims (except for routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to the Company’s Knowledge, threatened related to any Company Benefit Plan, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(f) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits except for any payment or reimbursement of COBRA premiums as part of a severance benefit.

(g) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any current or former employee, director or other individual service provider of the Company or any Company Subsidiary to any material increase in severance pay, (ii) accelerate the time of payment, vesting or funding, or materially increase the amount, of compensation due to any current or former employee, director or other individual service provider of the Company or any Company Subsidiary, or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other individual service provider of the Company or any Company Subsidiary for any Tax incurred by such individual under Sections 409A or 4999 of the Code.

(h) Each Company Benefit Plan and each grant, award, or benefit provided thereunder to any employee, director or other individual service provider of the Company or any Company Subsidiary that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained, in all material respects, in documentary and operational compliance with Section 409A of the Code.

Section 4.13 Labor Matters.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, each Company Party and Company Subsidiary is in compliance with all applicable Laws with respect to labor, employment, employee classification, fair employment practices, unfair labor practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours, immigration, leasing and supply of temporary and contingent staff, and engagement of independent contractors, including proper classification of same. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no Company Party or Company Subsidiary is subject to secondary liability for labor law violations of operators at real property owned by a Company Party or Company Subsidiary.

(b) During the past three (3) years, there has been no actual, or to the Company’s Knowledge, threatened material arbitrations, material grievances, strikes, lockouts, slowdowns, work stoppages or material labor-related Actions or disputes (collectively, “Labor Disputes”) against or affecting any Company Party or Company Subsidiary or involving an employee of any Company Party or Company Subsidiary or involving operations on any real property owned by any Company Party or Company Subsidiary or an individual or group claiming to be employed by the Company or any Company Subsidiary under a joint or similar employment relationship and no Labor Disputes are pending, or, to the Knowledge of the Company, threatened against any Company Party or any Company Subsidiary or threatened to occur with respect to operations on real property owned by a Company Party or any Company Subsidiary, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, during the past three (3) years, the Company has, or will have by no later than the Closing Date, fully and timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to their respective current or former employees and independent contractors under applicable Law, contract or policy. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, during the past three (3) years, the Company Parties (i) have not incurred any liability as a result of any misclassification of any Person as an independent contractor rather than as an employee or as “exempt” or “nonexempt” from wages, hourly and withholding requirements under applicable Law, and (ii) to the Company’s Knowledge, are not delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid under applicable Law, contract or policy.

(d) Except as set forth in Section 4.13(d) of the Company Disclosure Letter, no Company Party nor any Company Subsidiary is (or has been in the past five (5) years) a party to or has acknowledged or agreed that it is bound by any collective bargaining agreement or any other agreement (including any owner’s or landlord letter or similar agreement) with a labor union, works council, or any other collective bargaining representative (collectively, a “Union”), and no Union has in the past five (5) years been certified to represent any employee of any Company Party or Company Subsidiary or individual over whom any Company Party or Company Subsidiary has a joint employment relationship (in each case, in their capacity as such), or, to the Knowledge of the Company, as of the date hereof, has demanded or applied, or threatened to demand or apply, to represent or, to the Knowledge of the Company, as of the date hereof, is attempting to organize so as to represent such employees, including any representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no Company Party or any Company Subsidiary has any outstanding liability for failure to provide information or to consult with employees under any employment Laws. Except as set forth in Section 4.13(d) of the Company Disclosure Letter or for any such consents, notifications or bargaining activities that are not recorded in a written agreement with a Union and for which the failure to obtain, provide or engage in would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no consent of, notification to, or bargaining with any Union with respect to which a Company Party or any Company Subsidiary has contractual, bargaining, or similar legal obligations is required in connection with the entry into or consummation of the transactions contemplated by this Agreement.

Section 4.14 Intellectual Property. As of the date of this Agreement, none of the Company Parties or any of the Company Subsidiaries: (i) owns any material registered trademarks, service marks, Internet domain names, patents or copyrights, (ii) has any pending applications, registrations or recordings for any trademarks, service marks, Internet domain names, patents or copyrights that are material to the business of the Company Parties and the Company Subsidiaries as it is currently conducted, or (iii) is a party to any licenses, contracts or agreements with respect to use by the Company Parties or any Company Subsidiaries of any material trademarks, service marks, Internet domain names, patents or copyrights (other than any license of commercially available software in the ordinary course of business). To the Knowledge of the Company, no Intellectual Property used by the Company Parties or any Company Subsidiaries infringes or is alleged to infringe any Intellectual Property rights of any third party. No claims are pending, or, to the Knowledge of the Company, threatened, contesting the validity, enforceability, ownership or use of any material Intellectual Property owned by the Company Parties or any Company Subsidiaries or alleging that the Company Parties or any Company Subsidiaries infringe or otherwise violates any Intellectual Property rights of any third Person in any material respect. To the Knowledge of the Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of the Company Parties or any Company Subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company Parties and the Company Subsidiaries own the entire right, title and interest in and to, or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company Parties and the Company Subsidiaries as it is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries have reasonable data security programs that are consistent with industry standards and applicable Laws and (ii) none of the Company Parties or any of the Company Subsidiaries has experienced any interruption to, or any breach of the security of, its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 4.15 Environmental Matters.

(a) Except as individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect:

(i) the Company Parties and Company Subsidiaries are, and for the past five (5) years have been, in compliance with Environmental Laws, which compliance includes timely applying for, obtaining, maintaining and complying with all Environmental Permits, all of which are valid and in full force and effect;

(ii) there is no Action or Order pending or, to the Knowledge of the Company, threatened against the Company Parties or any Company Subsidiary and neither any Company Party nor any Company Subsidiary has received, or, to the Knowledge of the Company been threatened with, any information request from a Governmental Authority pursuant to Environmental Law, or any penalty, citation or written notice asserting a violation of or liability under Environmental Laws or with respect to Hazardous Substances;

(iii) there has been no Release of Hazardous Substances at any Company Property or any other property formerly owned, operated or leased by the Company Parties or any Company Subsidiary, or, to the Knowledge of the Company, by any other Person, that would reasonably be expected to result in liability being imposed upon the Company Parties or any Company Subsidiary;

(iv) neither any Company Party nor any Company Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Substances at any location such that any Company Party or any Company Subsidiary has incurred, or would reasonably be expected to incur, liability; and

(v) no Company Party nor any Company Subsidiary has assumed, including by contract, any liability under any Environmental Law or relating to any Hazardous Substance, or is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances other than liability it would otherwise already incur as a matter of law.

(b) No Company Party nor any Company Subsidiary is required to obtain any authorization or consent or make any filing or notification to a Governmental Authority or perform any Remediation under any Environmental Law in order to consummate the transactions contemplated hereby, except where the failure of which to obtain, file, notify or perform would not reasonably be expected to materially or adversely affect the value or use of any Company Property.

(c) The Company Parties have made available to Parent copies of all material reports, assessments, audits (to the extent not privileged), investigations, studies, and all material non-privileged documents related to any Company Party’s or any Company Subsidiary’s compliance with or liability under Environmental Laws for the past three (3) years or earlier for material matters that remain unresolved, and any material investigation or cleanups at any real property currently or formerly owned, operated or leased by any Company Party or any Company Subsidiary to the extent such materials are in any Company Party’s or any Company Subsidiary’s possession or control.

(d) Except for Section 4.7 (SEC Documents; Financial Statements); Section 4.16 (Properties); Section 4.17 (Material Contracts); Section 4.18 (Insurance), the representations and warranties in this Section 4.15 are the only representations and warranties of or by the Company Parties or any Company Subsidiary regarding environmental matters, including those related to Environmental Laws, Environmental Permits or Hazardous Substances.

Section 4.16 Properties.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the common name and address of the Company Properties and, for the leased Company Properties, a true, correct and complete list of each Company Ground Lease, in each case, as of the date hereof. Neither the Company, the Company LP or any Company Subsidiary owns, leases or licenses (as lessee, sublessee or licensee) any real property or Vessels other than the Company Property. Either the Company, the Company LP or a Company Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens except for Permitted Liens. True and complete (in all material respects) copies of all Company Ground Leases, in each case in effect as of the date hereof, have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Ground Lease is valid and in full force and effect, (ii) neither the Company nor any Company Subsidiary is in default under any Company Ground Lease and, to the Knowledge of the Company, no counterparty is in default under any Company Ground Lease, and (iii) neither the Company nor any Company Subsidiary has received written notice that it has violated or is in default under any Company Ground Lease. As of the date hereof and except as contemplated by this Agreement, neither the Company nor any Company Subsidiary is party to any agreement pursuant to which the Company or any Company Subsidiary is obligated to purchase, lease or sublease any real property after the date hereof.

(b) No condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property or, to the Knowledge of the Company, any Company Property leased pursuant to Company Ground Leases, and none of the Company Parties or any Company Subsidiary has received any written notice to the effect that any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Section 4.16(c) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Leases as of the date hereof. Neither the Company, the Company LP or any Company Subsidiary leases or licenses (as lessor, sublessor licensor) any real property or Vessels other than pursuant to Company Leases. True and complete (in all material respects) copies of all Company Leases, in each case in effect as of the date hereof, have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Lease is legal, valid, binding and enforceable on the Company Parties and each Company Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company Parties and each

Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Lease. None of the Company Parties or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Company Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Lease, except, in each case, where such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Company Parties or any Company Subsidiary has received written notice of any violation or default under, or a notice purporting or threatening to terminate, cancel or not renew any Company Lease, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(d) For each Company Property, (i) that is not subject to any ground lease, policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the Company Party or the applicable Company Subsidiary with respect to such Company Property, and (ii) that is subject to a ground lease, leasehold insurance has been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the Company Party or the applicable Company Subsidiary holds with respect to such Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy for the applicable Company Properties in the Company’s possession and in effect as of the date hereof has been made available to Parent. To the Knowledge of the Company, no written claim has been made against any such Company Title Insurance Policy relating to a Company Property.

(e) There are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof in favor of any third party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) each of the Company Properties is, to the Knowledge of the Company, (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, and (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects;

(ii) neither the Company nor any Company Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same; and

(iii) each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

Section 4.17 Material Contracts.

(a) Except (i) for this Agreement, and (ii) for contracts filed as exhibits to SEC Documents filed by the Company Parties prior to the date hereof, as of the date of this Agreement, no Company Party nor any of their Subsidiaries is a party to or bound by any contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (excluding Company Leases, which are the subject of representations contained in Section 4.16).

(b) Other than the contracts described in Section 4.17(a) and for Material Recorded Documents, Section 4.17(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each contract, agreement, lease, license, note, bond, mortgage, indenture, commitment or other instrument or obligation to which the Company or any Company Subsidiary is a party or bound (each such contract (but in the case of the contracts described in clause (ix), solely for purposes of this Section 4.17), together with the contracts described in Section 4.17(a) and the Material Recorded Documents (but, for the avoidance of doubt, excluding Company Leases and Company Ground Leases, which are the subject of the representations contained in Section 4.16), a “Company Material Contract”) that:

(i) is a limited liability company agreement, partnership agreement or joint venture agreement or similar contract or arrangement with any Person (other than any wholly-owned Subsidiary of any Company Party) or sets forth the operational terms of any such arrangement;

(ii) contains any non-compete or exclusivity provision or otherwise limits in any material respect the ability of the Company or any Company Subsidiaries to engage in any line of business in any geographic area, except for any such provision that may be contained in a Company Lease;

(iii) evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $15,000,000;

(iv) provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) of (x) any Company Property or any portion (other than an immaterial portion the disposition of which would not materially and adversely affect the applicable Company Property) thereof or (y) other material asset with a fair market value or purchase price greater than $15,000,000;

(v) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $15,000,000;

(vi) relates to the settlement of any Action or any threatened Action during the last five (5) years involving payment of more than $15,000,000;

(vii) constitutes a Company Tax Protection Agreement;

(viii) (A) requires the Company or any Company Subsidiary to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary (other than any wholly-owned Subsidiary of a Company Party) or other Person in excess of $15,000,000 or (B) evidences a loan (whether secured or unsecured) made to any Person (other than any Company Party or wholly-owned Subsidiary thereof) in excess of $15,000,000;

(ix) is an agreement entered into by the Company or any Company Subsidiary that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, or employees of the Company, any Company Subsidiary, Mercury or any Mercury Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor, other than any customary indemnification obligations arising pursuant to the organizational or governing documents of any Company Party or Company Subsidiary or under the Company’s directors’ and officer’s or similar management liability insurance policy;

(x) any collective bargaining agreement or other written agreement (including any owner’s or landlord letter or similar agreement) entered into between a Company Party or Company Subsidiary and a Union or labor union organization (including owner’s agreements, card check neutrality agreements and agreements relating to “after acquired” properties); or

(xi) constitutes an interest rate cap, interest rate collar, interest rate swap, forward purchasing contract or other contract or agreement relating to a hedging transaction.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company Parties and each Company Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company Parties and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company Parties or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except, in each case, where such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Company Parties or any Company Subsidiary has received written notice of any violation or default under, or a notice purporting or threatening to terminate or cancel any Company Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto entered into prior to the date hereof.

Section 4.18 Insurance. The Company has made available to Parent copies of the binders of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for the Company’s, Company Parties’ and the Company Subsidiaries’ businesses and for all Company Properties (the “Company Insurance Policies” which shall not be deemed to include any title insurance policies). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any ground lease. All premiums due and payable under any Company Insurance Policies have been paid, and the Company Parties and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To the Knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company Parties or any Company Subsidiary with respect to any Company Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. The Company Insurance Policies are with reputable insurers in such amounts and with respect to risks and losses, which the Company believes are reasonable and adequate for the operation of the Company Parties’ and the Company Subsidiaries’ businesses and the protection of its and the Company Subsidiaries’ assets.

Section 4.19 Opinion of Financial Advisor. The Conflicts Committee has received the oral opinion of Evercore Group L.L.C., to be confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Class A Shares other than holders of Cancelled Shares and Company Class A Shares held by Mercury and its Affiliates.

Section 4.20 Brokers. Except for the fees and expenses payable to Evercore Group L.L.C., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company Parties or any Company Subsidiary. The Company has made available to Parent a true and complete copy of the engagement letter with Evercore Group L.L.C., together with any amendment, modification or supplement thereto or renewal or extension thereof, with respect to the transactions contemplated by this Agreement.

Section 4.21 Investment Company Act. Neither the Company nor the Company LP or any Company Subsidiary is registered or required to be registered under the Investment Company Act.

Section 4.22 Takeover Statutes. The Company Parties have taken all action required to be taken by them in order to exempt this Agreement, the Mergers and the other transactions contemplated by this Agreement from (and this Agreement, the Mergers and the other transactions contemplated by this Agreement are exempt from) the requirements or restrictions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover Laws (collectively, the “Takeover Statutes”). No dissenters’, appraisal or similar rights are available to the holders of the Company Common Shares or Company Partnership Units with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 4.23 Vote Required. The only vote of the holders of any class or series of membership interests of the Company necessary to approve this Agreement and the Mergers is the affirmative vote of the holders of at least a majority of the voting power of the Outstanding Voting Shares (as defined in the Company Operating Agreement) (the “Company Shareholder Approval”), which approval requirement would be satisfied by delivery of the Written Consent.

Section 4.24 No Other Representations or Warranties. Except for the representations or warranties expressly set forth in this Article IV, none of the Company Parties nor any other Person has made to the Parent Parties any representation or warranty, expressed or implied, with respect to the Company Parties or the Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company Parties or the Company Subsidiaries. In particular, without limiting the foregoing disclaimer, none of the Company Parties nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by the Company Parties in this Article IV, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of the Company Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as set forth in the disclosure letter prepared by the Parent Parties, with numbering corresponding to the numbering of this Article V, delivered by Parent to the Company prior to or simultaneously with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Parent Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Parent Parties or any of the Parent Subsidiaries is a party exists or has actually occurred, or (b) as disclosed in the Parent’s publicly available SEC Documents filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article V, other than historical facts included therein), each of the Parent Parties hereby, jointly and severally, represents and warrants to the Company Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Parent OP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. REIT Merger Sub and New Parent OP are each limited liability companies duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Parent Parties has the requisite corporate, partnership and limited liability company power and authority, as applicable, to own, lease and, to the extent applicable, operate any Parent Properties or other assets owned by it and to conduct its business as it is now being conducted. Each of the Parent Parties is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Parent Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except, in each case, for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. REIT Merger Sub, Parent OP Holdco and New Parent OP were formed solely for the purpose of engaging in the Mergers and the other transactions contemplated by this Agreement, and New Parent OP, Parent OP Holdco and REIT Merger Sub have not conducted any activities other than in connection with their respective organization, the negotiation and execution of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby. There are no current dissolution, revocation or forfeiture proceedings regarding the Parent Parties.

(b) Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of the Parent Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Parent Parties or Parent Subsidiary in each Parent Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Parent Parties or a Parent Subsidiary in each Parent Subsidiary, and (iv) the classification for U.S. federal income Tax purposes of each Parent Subsidiary. Except as set forth on Section 5.1(b) of the Parent Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other legal entity power and authority to own, lease and, to the extent applicable, operate any Parent Properties or other assets owned by it and to conduct its business as it is now being conducted. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Parent Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings regarding any of the Parent Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth in Section 5.1(c) of the Parent Disclosure Letter, none of the Parent Parties or any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the equity of the Parent Subsidiaries and investments in short-term investment securities).

Section 5.2 Organizational Documents. The Parent and Parent OP have made available to the Company, prior to the date of this Agreement, true and complete copies of (i) the Articles of Amendment and Restatement of Parent and the Amended and Restated Bylaws of Parent, (ii) the certificate of limited partnership of Parent OP and the Parent OP Agreement and (iii) the certificates of formation and limited liability company agreements of New Parent OP and REIT Merger Sub, in each case as in effect on the date of this Agreement (the documents referenced in clauses (i) and (ii), the “Parent Organizational Documents”). Neither Parent nor Parent OP is in default of any term, condition or provision of the Parent Organizational Documents, respectively, in any material respect.

Section 5.3 Capital Structure.

(a) At the close of business on July 30, 2021, the authorized capital stock of Parent consists of (i) 950,000,000 shares of Parent Common Stock, and (ii) 50,000,000 shares of Preferred Stock, $0.01 par value per share (“Parent Preferred Shares”), of which 12,000,000 shares have been classified as Series A Convertible Preferred Stock, $0.01 par value per share. At the close of business on July 30, 2021, (i) 537,044,887 shares of Parent Common Stock were issued and outstanding, including 334,673 shares of restricted Parent Common Stock, (ii) no Parent Preferred Shares were issued and outstanding, (iii) 334,673 shares of Parent Common Stock were subject to outstanding time-based restricted stock grants, (iv) 1,164,486 shares of Parent Common Stock were subject to outstanding performance-based restricted stock unit grants (assuming maximum achievement of performance goals, whether or not presently vested), and (v) 11,588,589 shares of Parent Common Stock were reserved for future grants pursuant to Parent’s equity incentive plans.

(b) (i) All issued and outstanding shares of the beneficial interest of Parent are duly authorized, validly issued, fully paid and nonassessable and no class or series of shares of beneficial interest of Parent is entitled to preemptive rights, (ii) all shares of Parent Common Stock reserved for issuance, as noted above, shall be, when issued in accordance with the terms and conditions of the applicable Parent equity incentive plans and instruments, if any, pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Parent Parties or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Parent Common Stock or limited partnership units in Parent OP may vote.

(c) All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, the Parent owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of the Parent Subsidiaries, free and clear of all Liens other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on the Parent’s financial statements (if such reserves are required pursuant to GAAP).

(d) Other than as set forth on Section 5.3(d) of the Parent Disclosure Letter or pursuant to Parent’s equity incentive plans (including in connection with the satisfaction of Tax withholding obligations with respect to outstanding equity awards of Parent) and the Parent Organizational Documents, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Parent Parties or any of the Parent Subsidiaries is a party or by which any of them is bound obligating the Parent Parties or any of the Parent Subsidiaries to (i) issue, deliver, transfer, sell or create, or cause to be issued, delivered, transferred, sold or created, additional shares of beneficial interest or capital stock or other equity interests, or phantom shares or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of the Parent Parties or any Parent Subsidiary or securities convertible into or exchangeable for such shares of beneficial interest or capital stock or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or capital stock or other equity interests.

(e) Other than pursuant to the Parent Organizational Documents, none of the Parent Parties or any Parent Subsidiary is a party to or bound by, any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of beneficial interest or capital stock or other equity interests of the Parent Parties or any Parent Subsidiary.

(f) None of the Parent Parties has a “poison pill” or similar equityholder rights plan.

(g) Except as set forth on Section 5.3(g) of the Parent Disclosure Letter, none of the Parent Parties or any Parent Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act. Except as set forth on Section 5.3(g) of the Parent Disclosure Letter or in the Parent Organizational Documents, there are no outstanding contractual obligations of the Parent Parties or Parent Subsidiaries to repurchase, redeem or otherwise acquire any Parent Common Stock or equity interests of any Parent Subsidiary.

(h) As of the date hereof, (i) Parent directly owns all of the issued and outstanding Parent OP Units, all of the issued and oustanding limited liability company interests of Parent OP Holdco and all of the issued and oustanding limited liability company interest in the Parent GP, (ii) Parent GP owns all of the general partnership interests in Parent OP, (iii) Parent OP Holdco directly owns all of the issued and outstanding New Parent OP Units and (iv) Parent OP directly owns all of the issued and outstanding limited liability company interests in REIT Merger Sub, in each case, free and clear of any Liens other than Permitted Liens and Liens created by the Parent Organizational Documents, and all such interests have been duly authorized and validly issued and are fully paid, non-assessable and are free of preemptive rights. As of the date hereof, there is no other capital stock or other equity interests of Parent OP, New Parent OP, the Parent GP or REIT Merger Sub (or convertible into or exchangeable for any such equity interests) issued and outstanding other than such interests.

Section 5.4 Authority.

(a) Each of the Parent Parties has the requisite corporate, limited liability company and partnership power and authority, respectively, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement to which any Parent Party is a party. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Mergers and the other transactions contemplated by this Agreement have been duly and validly authorized by all corporate, limited liability company and partnership action, and no other corporate, limited liability company or partnership proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Mergers or to consummate the Mergers or the other transactions contemplated by this Agreement, subject to (i) with respect to the Parent Stock Issuance, the receipt of the Parent Shareholder Approval, (ii) with respect to the REIT Merger, the filing of the REIT Certificate of Merger with the Delaware SOS and (iii) with respect to the Partnership Merger, the filing of the Partnership Merger Certificate of Merger with the Delaware SOS. This Agreement has been duly executed and delivered by the Parent Parties, and assuming due authorization, execution and delivery by the Company Parties, constitutes a legally valid and binding obligation of the Parent Parties enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) The Parent Board, at a duly held meeting, have by unanimous vote, (i) determined that the terms and conditions of the Mergers, the Redemption and the other transactions contemplated by this Agreement are advisable and in the best interests of the Parent and its stockholders, (ii) authorized and approved the Mergers, the Redemption and the other transactions contemplated by this Agreement, including the Parent Stock Issuance, and authorized, approved and adopted this Agreement, (iii) directed that the Parent Stock Issuance be submitted to a vote of the holders of the Parent Common Stock and (iv) recommended that the holders of the Parent Common Stock vote in favor of approval of the Parent Stock Issuance (such recommendation, the “Parent Board Recommendation”).

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the Parent Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) assuming receipt of the Parent Shareholder Approval, the Parent Organizational Documents or (B) any provision of the organizational documents of any Parent Subsidiary (other than Parent OP), (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Parent Parties or any Parent Subsidiary or by which any property or asset of the Parent Parties or any Parent Subsidiary is bound or (iii) require any notice, consent or approval (except as contemplated by Section 5.5(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of the Parent Parties or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration, notification or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Parent Parties or any Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Parent Parties or any Parent Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the Parent Parties does not, and the performance of this Agreement by each of the Parent Parties will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority, by any of the Parent Parties except (i) the filing with the SEC of (A) the Proxy Statement/Information Statement/Prospectus and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the REIT Certificate of Merger with the Delaware SOS pursuant to the DLLCA, (v) the filing of the Partnership Merger Certificate of Merger with the Delaware SOS pursuant to the DRULPA, (vi) the Gaming Approvals and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) The Parent Parties and each Parent Subsidiary holds all authorizations, permits, licenses, certificates, grants, consents, variances, exemptions, orders, approvals, franchises, certifications and clearances of all Governmental Authorities, including building permits and certificates of occupancy, necessary for the Parent Parties and each Parent Subsidiary to (i) own, lease and, to the extent applicable, operate its properties or to conduct their respective businesses substantially as they are being conducted as of the date hereof and (ii) permit the lawful use and operation of the Parent Properties substantially as they are being conducted as of the date hereof (such permits, the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except, in each case, where the failure to hold or be in possession of, or the failure to be valid or in full force and effect of, any of such Parent Permits, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Parent and each of its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply does not have and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Parent Parties nor any Parent Subsidiary or any of their respective Representatives has received any written notice indicating, nor, to the Knowledge of Parent, is any Parent Party or any Parent Subsidiary currently not in compliance in any material respect with the terms of any material Parent Permit. None of the Parent Parties or any Parent Subsidiary has taken any action that would reasonably be expected to result in the revocation of any Parent Permit and no suspension or cancellation of any Parent Permit is pending, or, to the Knowledge of Parent, threatened in writing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) No Parent Parties nor any Parent Subsidiary is, or has been, in conflict with, or in default or violation of, (i) any Law applicable to the Parent Parties or any Parent Subsidiary or by which any property or asset of the Parent Parties or any Parent Subsidiary is bound or (ii) any Parent Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(c) To the Knowledge of Parent, none of the Parent Parties or any of the Parent Subsidiaries, nor any director, trustee, officer or employee of the Parent Parties or any of the Parent Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as amended, or any directives or requirements of the Office of Foreign Assets Control of the United States Department of Treasury.

(d) Each of the Parent Parties and any Parent Subsidiaries which holds or has been issued any consent, finding of suitability, license, permit, approval, waiver or other authorization from any Gaming Authority or under any Gaming Laws (the “Parent Licensed Parties”) and each of (i) their respective directors, managers, officers, key employees and Persons performing management functions similar to directors, managers, officers or key employees and

(ii) their equity holders who may have been required to be licensed and found suitable under applicable Gaming Laws (collectively, the Persons described in clauses (i) and (ii), the “Parent Related Parties”), hold all material consents, findings of suitability, licenses, permits, approvals, waivers or other authorizations from any Gaming Authority or under any Gaming Laws necessary to comply with all applicable Gaming Laws in the jurisdictions in which the Parent Licensed Parties currently own and lease real estate to a casino operator (the “Parent Related Party Permits”) and are in material compliance with the terms of the Parent Related Party Permits. Section 5.6(d) of the Parent Disclosure Letter identifies all of the Parent Related Party Permits held by the Parent Parties or Parent Subsidiaries and the holder of each such Parent Related Party Permit.

(e) No Parent Licensed Party or, to the Parent Licensed Parties’ knowledge, Parent Related Parties, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or relating to any violation or possible violation of any Gaming Laws that did or would be reasonably likely to result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except where such negative outcome would not reasonably be expected to either (x) result in a Material Adverse Effect or (y) prevent or delay the ability of Parent and the Parent Parties to consummate the Mergers and the other transactions contemplated by this Agreement. No Parent Licensed Party or, to the Parent Licensed Parties’ knowledge, Parent Related Parties, has received notice of any proceeding or review by any Governmental Authority under any Gaming Law with respect to any Parent Licensed Party or, to the Parent Licensed Parties’ knowledge, any other Parent Related Party that would reasonably be expected to result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement. To the Parent Licensed Parties’ knowledge, with respect to the Parent Licensed Parties and the Parent Related Parties only, there are no facts, which if known to the Gaming Authorities, will or would reasonably be expected to (i) result in the denial, revocation, limitation or suspension of any Parent Related Party Permit currently held under the Gaming Laws, or (ii) result in a negative outcome to any finding of suitability or related proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except, in the case of clauses (i) and (ii), where such denial, revocation, limitation or suspension or negative outcome would not reasonably be expected to (x) result in a Material Adverse Effect or (y) prevent or delay beyond the Outside Date the ability of the Parent Licensed Parties to consummate the Mergers and the other transactions contemplated by this Agreement. Neither the Parent Licensed Parties nor any Parent Related Party has suffered a suspension or revocation of any consents, findings of suitability, licenses, permits, approvals, waivers or other authorizations from any Gaming Authority or under any Gaming Laws necessary to conduct the business and operations of the Parent Licensed Parties in each of the jurisdictions in which the Parent Licensed Parties own or operate gaming facilities.

Section 5.7 SEC Documents; Financial Statements.

(a) Parent has timely filed with or furnished (as applicable) to the SEC all of Parent’s SEC Documents. No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act. As of their respective filing dates, the SEC Documents did not (or with respect to the SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent such statements have been modified or superseded by later SEC Documents filed or furnished prior to the date of this Agreement) and complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the SOX Act, as the case may be, the applicable rules and regulations of the SEC thereunder. There are no (i) outstanding or unresolved comments from the SEC with respect to any SEC Document, and, to the Knowledge of Parent, no SEC Document is the subject of ongoing SEC review, or (ii) internal investigations, SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened.

(b) Parent has made available to the Company true and complete copies of all material written correspondence between the SEC, on the one hand, and Parent, on the other hand, since January 1, 2019. At all applicable times, Parent has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE.

(c) The consolidated financial statements of Parent Parties and the consolidated Parent Subsidiaries included, or incorporated by reference, in the SEC Documents, including the related notes and schedules, complied in all material respects as to form with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Parent and the consolidated Parent Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of the Parent Parties and the consolidated Parent Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later SEC Documents filed by Parent and publicly available prior to the date of this Agreement.

(d) None of the Parent Parties or any consolidated Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Parent Parties or any consolidated Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of the Parent Parties or any consolidated Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent Parties or any consolidated Parent Subsidiary in the Parent Parties’ or such consolidated Parent Subsidiary’s audited financial statements or other SEC Documents.

(e) None of the Parent Parties or any consolidated Parent Subsidiary has outstanding (nor has arranged or modified since the enactment of the SOX Act) any “extensions of credit” (within the meaning of Section 402 of the SOX Act) to trustees, directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Parent Parties or any consolidated Parent Subsidiary.

(f) Since January 1, 2019, Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Parent Parties and the consolidated Parent Subsidiaries are being made only in accordance with authorizations of Parent management and the Parent Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Parent Parties and each of the consolidated Parent Subsidiaries’ assets that could have a material effect on Parent’s consolidated financial statements. Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board and in Section 5.7(f) of the Parent Disclosure Letter (x) any significant deficiency and material weakness in the design or operation of Parent’s internal control over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves Parent management or other employees of the Parent Parties or any consolidated Parent Subsidiaries who have a significant role in Parent’s internal control over financial reporting. There has been no change in Parent’s internal control over financial reporting that has occurred since December 31, 2020 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 5.8 Absence of Certain Changes or Events. From the date of Parent’s most recent audited balance sheet included in its SEC Documents through the date of this Agreement, (a) each of the Parent Parties and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to result in a Material Adverse Effect.

Section 5.9 No Undisclosed Liabilities. There are no liabilities of the Parent Parties or any of the Parent Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise) required under GAAP to be set forth on a consolidated balance sheet of Parent or in the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on the Parent’s most recent consolidated balance sheet (including the notes thereto) included in the SEC Documents filed prior to the date of this Agreement, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since the date Parent’s most recent consolidated balance sheet was filed prior to the date of this Agreement, except for any such liabilities that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 5.10 Litigation. Except as individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect, as of the date of this Agreement: (a) there is no Action pending or, to the Knowledge of the Parent, threatened against the Parent Parties or any Parent Subsidiary or any director, or officer thereof or any Parent Properties or other assets owned thereby, and (b) none of the Parent Parties or any Parent Subsidiaries, nor any Parent Property, is subject to any outstanding Order of any Governmental Authority. As of immediately prior to the date of this Agreement, there is no suit, claim, action or proceeding to which the Parent or any Parent Subsidiary is a party pending or, to the Knowledge of the Parent, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 5.11 Taxes.

(a) Parent and each Parent Subsidiary have timely filed with the appropriate Governmental Authority all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Parent and each Parent Subsidiary have duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Parent was formed under the laws of Delaware as a limited liability company on July 5, 2016 and converted into a Maryland corporation on May 5, 2017. Parent filed an election to be treated as a REIT for taxable years beginning with the taxable year ending on December 31, 2017.

(c) Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 2017 and through December 31, 2020 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2021 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2021 and in the future; and (iv) has not to its Knowledge taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and, to the Knowledge of Parent, no such challenge is pending or threatened.

(d) (i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any material amounts of Taxes or material Tax Returns of Parent or any of the Parent Subsidiaries and neither Parent nor any of the Parent Subsidiaries is a part of any Action relating to Taxes; (ii) Parent and the Parent Subsidiaries have not received a written notice or announcement of any audits, examinations, investigation or other proceedings relating to Taxes for which Parent or any of the Parent Subsidiaries could be responsible for any liability as a result thereof; (iii) no deficiency for Taxes of Parent or any of the Parent Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (iv) neither Parent nor any Parent Subsidiary has in the past three (3) years received a claim in writing by a Governmental Authority in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(e) Each Parent Subsidiary that is a REIT, partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation. No Parent Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a REIT or as a Taxable REIT Subsidiary.

(f) Neither Parent nor any Parent Subsidiary holds, directly or indirectly, any asset, the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, and neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to any non-REIT year within the meaning of Section 857 of the Code.

(g) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears of wages or any taxes or any penalty for failure to withhold or pay such amounts.

(h) There are no Parent Tax Protection Agreements (as hereinafter defined) in force at the date hereof, and, as of the date hereof, no Person has raised in writing, or, to the Knowledge of Parent, threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreements. As used herein, “Parent Tax Protection Agreements” means any written agreement to which Parent or any Parent Subsidiary is a party pursuant to which (i) any liability to holders of limited partnership interests in a Parent Subsidiary

Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Mergers and the other transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Parent Subsidiary Partnership, Parent or the Parent Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee, or otherwise assume economic risk of loss with respect to, debt, (B) retain or not dispose of assets, or engage in transactions of comparable tax effect, for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) make or refrain from making a Tax election, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect Subsidiaries, and/or (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect Subsidiaries under Section 752 of the Code. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except for Liens for Taxes not yet due and payable.

(j) There are no Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, and, after the Closing Date, neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Since Parent’s formation, (i) neither Parent nor any Parent Subsidiary has incurred any material liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Parent or the Parent Subsidiaries.

(l) (i) Neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(m) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes) or otherwise.

(n) Neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), and neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(o) Neither Parent nor any Parent Subsidiary has entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(p) Neither Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(q) Neither Parent nor any Parent Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of Parent or any Parent Subsidiary for a taxable period ending on or prior to the Closing Date, or (ii) installment sale by Parent or any Parent Subsidiary made on or prior to the Closing Date.

(r) No written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(s) As of the date of this Agreement, Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(t) Parent OP is, and always has been, an entity treated as a disregarded entity for U.S. federal income tax purposes under Treasury Regulations Sections 301.7701-2 and -3.

Section 5.12 Benefit Plans.

(a) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the IRS regarding its tax-qualified status and tax-exemption, respectively, and to Parent’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Parent Benefit Plan or related trust. Each Parent Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects, with its terms and with ERISA, the Code and other applicable Laws, in each case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b) All payments, benefits, premiums and/or contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been timely paid, in all material respects, to or by each Parent Benefit Plan (or a related trust).

(c) Since October 6, 2017, neither Parent nor any of its ERISA Affiliates have maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or have any material liability (contingent or otherwise) with respect to, (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a Multiemployer Pension Plan, (iii) a multiple employer plan as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(d) There are no pending or, to Parent’s Knowledge, threatened claims (except for routine claims for benefits) by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to Parent’s Knowledge, threatened related to any Parent Benefit Plan, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(e) Except as required by applicable Law, no material Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and Parent has no obligation to provide such benefits except for any payment or reimbursement of COBRA premiums as part of a severance benefit.

(f) Each Parent Benefit Plan and each grant, award, or benefit provided thereunder to any employee, director or other individual service provider of Parent or any Parent Subsidiary that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained, in all material respects, in documentary and operational compliance with Section 409A of the Code.

Section 5.13 Labor Matters.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, Parent Party and Parent Subsidiary is in compliance with all applicable Laws with respect to labor, employment, employee classification, fair employment practices, unfair labor practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours, immigration, leasing and supply of temporary and contingent staff, and engagement of independent contractors, including proper classification of same. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no Parent Party or Parent Subsidiary is subject to secondary liability for labor law violations of operators at real property owned by a Parent Party or Parent Subsidiary.

(b) During the past three (3) years, there has been no actual, or to Parent’s Knowledge, threatened material Labor Disputes against or affecting any Parent Party or Parent Subsidiary or involving an employee of any Parent Party or any Parent Subsidiary or involving operations on any real property owned by any Parent Party or Parent Subsidiary or an individual or group claiming to be employed by Parent or any Parent Subsidiary under a joint or similar employment relationship, and no Labor Disputes are pending, or, to the Knowledge of Parent, threatened against any Parent Party or any Parent Subsidiary or threatened to occur with respect to the operations on real property owned by a Parent Party or any Parent Subsidiary, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, during the past three (3) years, Parent has, or will have by no later than the Closing Date, fully and timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to their respective current or former employees and independent contractors under applicable Law, contract or policy. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, during the past three (3) years, the Parent Parties (i) have not incurred any liability as a result of any misclassification of any Person as an independent contractor rather than as an employee or as “exempt” or “nonexempt” from wages, hourly and withholding requirements under applicable Law, and (ii) to Parent’s Knowledge, are not delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid under applicable Law, contract or policy.

(d) Except as set forth in Section 5.13(d) of the Parent Disclosure Letter, no Parent Party nor any Parent Subsidiary is (or has been since October 6, 2017) a party to or has acknowledged or agreed that it is (including any owner’s or landlord letter or similar agreement) bound by any collective bargaining agreement or any other agreement with a Union, and since October 6, 2017, no Union has been certified to represent any employee of any Parent Party or Parent Subsidiary or individual over whom Parent or any Parent Subsidiary has a joint employment relationship (in each case, in their capacity as such), or, to the Knowledge of Parent, as of the date hereof, has demanded or applied, or threatened to demand or apply, to represent or, to the Knowledge of Parent, as of the date hereof, is attempting to organize so as to represent such employees, including any representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no Parent Party or any Parent Subsidiary has any outstanding liability for failure to provide information or to consult with employees under any employment Laws. Except for such consents, notifications or bargaining activities that are not recorded in a written agreement with a Union and for which the failure to obtain, provide or engage in would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, no consent of, notification to, or bargaining with any Union with respect to which a Parent Party or any Parent Subsidiary has contractual, bargaining, or similar legal obligations is required in connection with the entry into or consummation of the transactions contemplated by this Agreement.

Section 5.14 Intellectual Property. As of the date of this Agreement, none of the Parent Parties or any of the Parent Subsidiaries: (i) owns any material registered trademarks, service marks, Internet domain names, patents or copyrights, (ii) has any pending applications, registrations or recordings for any trademarks, service marks, Internet domain names, patents or copyrights that are material to the business of the Parent Parties and the Parent Subsidiaries as it is currently conducted, or (iii) is a party to any licenses, contracts or agreements with respect to use by the Parent Parties or any of the Parent Subsidiaries of any material trademarks, service marks, Internet domain names, patents or copyrights (other than any license of commercially available software in the ordinary course of business). To the Knowledge of Parent, no Intellectual Property used by the Parent Parties or any of the Parent Subsidiaries infringes or is alleged to infringe any Intellectual Property rights of any third party. No claims are pending, or, to the Knowledge of the Parent, threatened, contesting the validity, enforceability, ownership or use of any material Intellectual Property owned by the Parent Parties or any of the Parent Subsidiaries or alleging that the Parent Parties or any of the Parent Subsidiaries infringes or otherwise violates any Intellectual Property rights of any third Person in any material respect. To the Knowledge of the Parent, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of the Parent Parties or any of the Parent Subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Parent Parties and the Parent Subsidiaries own the entire right, title and interest in and to, or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Parent Parties and the Parent Subsidiaries as it is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Parent and the Parent Subsidiaries have reasonable data security programs that are consistent with industry standards and applicable Laws and (ii) none of the Parent Parties or any of the Parent Subsidiaries has experienced any interruption to, or any breach of the security of, its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 5.15 Environmental Matters.

(a) Except as individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect:

(i) the Parent Parties and the Parent Subsidiaries are, and since October 6, 2017 have been, in compliance with Environmental Laws, which compliance includes timely applying for, obtaining, maintaining and complying with all Environmental Permits, all of which are valid and in full force and effect;

(ii) there is no Action or Order pending or, to the Knowledge of Parent, threatened against the Parent Parties or any Parent Subsidiary and neither any Parent Party nor any Parent Subsidiary has received, or, to the Knowledge of Parent, been threatened with, any information request from a Governmental Authority pursuant to Environmental Law, or any penalty, citation or written notice asserting a violation of or liability under Environmental Laws or with respect to Hazardous Substances;

(iii) there has been no Release of Hazardous Substances at any Parent Property or any property formerly owned, operated or leased by any Parent Party or any Parent Subsidiary, or, to the Knowledge of Parent, by any other Person, that would reasonably be expected to result in liability being imposed upon the Parent Parties or any Parent Subsidiary;

(iv) neither any Parent Party nor any Parent Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Substances at any location such that any Parent Party or any Parent Subsidiary has incurred, or would reasonably be expected to incur, liability; and

(v) no Parent Party nor any Parent Subsidiary has assumed, including by contract, any liability under any Environmental Law or relating to any Hazardous Substance, or is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances, other than liability it would otherwise already incur as a matter of law.

(b) No Parent Party nor any Parent Subsidiary is required to obtain any authorization or consent or make any filing or notification to a Governmental Authority or perform any Remediation under any Environmental Law in order to consummate the transactions contemplated hereby, except where the failure of which to obtain, file, notify or perform would not reasonably be expected to materially or adversely affect the value or use of any Parent Property.

(c) The Parent Parties have made available to the Company copies of all material reports, assessments, audits (to the extent not privileged), investigations, studies, and all material non-privileged documents related to any Parent Party’s or any Parent Subsidiary’s compliance with or liability under Environmental Laws for the past three (3) years or earlier for material matters that remain unresolved, and any material investigation or cleanups at any real property currently or formerly owned, operated or leased by any Parent Party or any Parent Subsidiary to the extent such materials are in any Parent Party’s or any Parent Subsidiary’s possession or control.

(d) Except for Section 5.7 (SEC Documents; Financial Statements), Section 5.16 (Properties), Section 5.17 (Material Contracts) and Section 5.18 (Insurance), the representations and warranties in this Section 5.15 are the only representations and warranties of or by the Parent Parties and Parent Subsidiaries regarding environmental matters, including those related to Environmental Laws, Environmental Permits or Hazardous Substances.

Section 5.16 Properties.

(a) Section 5.16(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of the common name and address of the Parent Properties and, for the leased Parent Properties, a true, correct and complete list of each Parent Ground Leases, in each case as of the date hereof. Neither Parent, Parent OP or any Parent Subsidiary owns, leases or licenses (as lessee, sublessee or licensee) any real property or Vessels other than the Parent Property. Either the Parent, REIT Merger Sub, Parent OP or a Parent Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens except for Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Parent Ground Lease is valid and in full force and effect, (ii) neither Parent nor any Parent Subsidiary is in default under any Parent Ground Lease and, to the Knowledge of Parent, no counterparty is in default under any Parent Ground Lease, and (iii) neither Parent nor any Parent Subsidiary has received written notice that it has violated or is in default under any Parent Ground Lease. As of the date hereof and except as contemplated by this Agreement, neither Parent nor any Parent Subsidiary is party to any agreement pursuant to which Parent or any Parent Subsidiary is obligated to purchase, lease or sublease any material real properties after the date hereof.

(b) No condemnation, eminent domain or similar proceeding is pending with respect to any owned Parent Property or, to the Knowledge of Parent, any ground leased Parent Property, and none of the Parent Parties or any Parent Subsidiary has received any written notice to the effect that any condemnation or rezoning proceedings are threatened with respect to any of the Parent Properties except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Section 5.16(c) of the Parent Disclosure Letter sets forth a true, correct and complete list of the Parent Leases as of the date hereof. Neither Parent or any Parent Subsidiary leases or licenses (as lessor, sublessor licensor) any real property other than pursuant to the Parent Leases. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Parent Lease is legal, valid, binding and enforceable on the Parent Parties and each Parent Subsidiary that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Parent Parties and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Lease. None of the Parent Parties or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in breach or violation of, or default under, any Parent Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Parent Lease, except, in each case, where such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Parent Parties or any Parent Subsidiary has received written notice of any violation or default under, or a notice purporting or threatening to terminate, cancel or not renew any Parent Lease, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(d) For each Parent Property, (i) that is not subject to any ground lease, policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the Parent Party or the applicable Parent Subsidiary with respect to each such Parent Property, and (ii) that is subject to a ground lease, policies of leasehold insurance has been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the applicable Parent Party or Parent Subsidiary holds with respect to such Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy for the applicable Parent Properties in the Parent’s possession and in effect as of the date hereof has been made available to the Company.

(e) There are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any portion thereof in favor of any third party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) each of the Parent Properties is, to the Knowledge of Parent, (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, and (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects;

(ii) neither Parent nor any Parent Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same; and

(iii) each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

Section 5.17 Material Contracts.

(a) Except (i) for this Agreement, and (ii) for contracts filed as exhibits to SEC Documents filed by the Parent Parties prior to the date hereof, as of the date of this Agreement, no Parent Party nor any of their Subsidiaries is a party to or bound by any contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (excluding Parent Leases, which are the subject of representations contained in Section 5.16) (each such contract described in this Section 5.17(a), a “Parent Material Contract”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on the Parent Parties and each Parent Subsidiary that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Parent Parties and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the Knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of the Parent Parties or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Parent Parties or any Parent Subsidiary has received written notice of any violation or default under, or a notice purporting or threatening to terminate or cancel any Parent Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 5.18 Insurance. All material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for the Parent Parties and the Parent Subsidiaries’ businesses and for all Parent Properties (the “Parent Insurance Policies” which shall not be deemed to include any title insurance policies) include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any ground lease. All premiums due and payable under any Parent Insurance Policies have been paid, and the Parent Parties and the Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Parent Insurance Policies. To the Knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Parent Parties or any Parent Subsidiary with respect to any Parent Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. The Parent Insurance Policies are with reputable insurers in such amounts and with respect to risks and losses, which the Parent believes are reasonable and adequate for the operation of the Parent Parties’ and the Parent Subsidiaries’ businesses and the protection of its and the Parent Subsidiaries’ assets.

Section 5.19 Opinion of Financial Advisor. The Parent Board has received the written opinion of Morgan Stanley & Co. LLC (or an oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio, the issuance of New Parent OP Units (excluding those redeemed in the Redemption) to Mercury and its Subsidiaries in the Partnership Merger and the Redemption Consideration are, collectively, fair, from a financial point of view, to Parent.

Section 5.20 Brokers. Except for the fees and expenses payable to Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of Parent Parties or any Parent Subsidiary.

Section 5.21 Investment Company Act. Neither Parent nor Parent OP or any Parent Subsidiary is registered or required to be registered under the Investment Company Act.

Section 5.22 Takeover Statutes. The Parent Parties have taken all action required to be taken by them in order to exempt this Agreement, the Mergers and the other transactions contemplated by this Agreement from (and this Agreement, the Mergers and the other transactions contemplated by this Agreement are exempt from) the requirements or restrictions of any Takeover Statutes. No dissenters’, appraisal or similar rights are available to the holders of the shares of Parent Common Stock, Parent OP Units or New Parent OP Units with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 5.23 Financial Ability.

(a) Parent has provided the Company with a true and complete copy of an executed commitment letter (including all related fee letters and side letters (as redacted to remove any fees, interest rates, “market flex” rights and other economic terms that do not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt

Financing), and all exhibits, schedules, annexes, supplements and term sheets forming a part thereof) addressed to Parent OP and dated August 4, 2021 (as amended, replaced, restated, supplemented, assigned, substituted or modified only in accordance with this Agreement, the “Debt Commitment Letter ”) from Morgan Stanley Senior Funding, Inc., JPMorgan Chase Bank, N.A. and Citigroup Global Markets Inc. (together with any lenders that become a party to the Debt Commitment Letter after the date hereof, the “Lenders”), pursuant to which the Lenders have committed to provide Parent OP with debt financing for the transactions contemplated by this Agreement in the amounts set forth therein (the “Debt Financing”).

(b) The Debt Commitment Letter is a legal, valid and binding obligation of Parent OP and, to the knowledge of Parent OP, the other parties thereto, is in full force and effect, and is enforceable against the parties thereto in accordance with its terms and subject to the conditions therein, subject to the effect on enforceability of (x) any applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Law relating to or affecting creditors’ rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Other than the Debt Commitment Letter, there are no side letters or other contracts, agreements or understandings to which Parent or any of its Affiliates is a party as of the date hereof relating to the Debt Financing that could affect the conditionality, enforceability, termination or aggregate amount of the Debt Financing.

(d) Except as specifically set forth in the Debt Commitment Letter, (i) there are no conditions precedent to the obligations of the Lenders to fund the Debt Financing and (ii) there are no contingencies pursuant to any contract, agreement or other understanding to which Parent or any of its Affiliates is a party that would permit the Lenders to reduce the total amount of the Debt Financing or impose any additional condition precedent to the availability of the Debt Financing.

(e) As of the date hereof, (i) the Debt Commitment Letter has not been amended, restated or otherwise modified (and no such amendment, restatement or modification is contemplated as of the date hereof) and (ii) the commitments set forth in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect (and no such withdrawal, rescission, amendment, restatement or modification is contemplated as of the date hereof). To the Knowledge of Parent, as of the date hereof (A) no event has occurred which would result in any breach by Parent OP of, or constitute a default or failure to perform by Parent OP under, any term of or condition to closing of the Debt Commitment Letter, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable or delayed (assuming satisfaction of the conditions to Closing set forth in Section 9.1 and Section 9.2) and (B) Parent (x) is not aware of any fact or occurrence that makes any of the representations or warranties of Parent OP in the Debt Commitment Letter inaccurate in any material respect, (y) has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to Closing to be satisfied by it or its Affiliates contained in the Debt Commitment Letter and (z) has no reason to believe that any portion of the Debt Financing required to consummate the transactions contemplated by this Agreement will not be made available to Parent OP on the Closing Date, including any reason to believe that any of the Lenders will not perform their respective funding obligations under the Debt Commitment Letter in accordance with their respective terms and conditions. Parent OP has fully paid any and all commitment fees and other fees required by the Debt Commitment Letter to be paid as of the date hereof, and will pay in full any other commitment fees and other fees required to be paid thereunder as and when they become payable. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Debt Financing available to Parent OP on the terms set forth therein.

(f) The Debt Financing, if and when funded in accordance with the Debt Commitment Letter, will provide Parent OP with cash proceeds on the Closing Date in aggregate amounts set forth therein, which amounts (after netting out applicable fees, expenses, original issue discount and similar premiums and charges provided under the Debt Commitment Letter, and assuming that all rights to flex the terms of the Debt Financing are exercised to their maximum extent) will be sufficient to enable the Parent Parties to (x) pay the cash consideration payable in connection with the consummation of the transactions contemplated by this Agreement on the terms contemplated by this Agreement, (y) pay all related fees and expenses required to be paid or reimbursed by the Parent Parties and (z) satisfy the Parent Parties’ other obligations at Closing upon the terms contemplated by this Agreement (such amount, the “Required Amount”).

(g) The obligations of the Parent Parties under this Agreement are not contingent on the availability of the Debt Financing.

Section 5.24 Vote Required. The only vote of the holders of any class or series of shares of capital stock of Parent required in connection with the execution, delivery and performance of this Agreement and the Mergers, is the affirmative vote of a majority of the votes cast on the Parent Stock Issuance at the Parent Shareholder Meeting (the “Parent Shareholder Approval”).

Section 5.25 No Other Representations or Warranties. Except for the representations or warranties expressly set forth in this Article V, none of the Parent Parties or any other Person has made to the Company Parties any representation or warranty, expressed or implied, with respect to the Parent Parties or the Parent Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Parent Parties or the Parent Subsidiaries. In particular, without limiting the foregoing disclaimer, neither the Parent Parties nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by the Parent Parties in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of the Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERCURY

Mercury hereby represents and warrants to the Parent Parties and the Company Parties that:

Section 6.1 Organization and Qualification. Mercury is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority, to own, lease and, to the extent applicable, operate any of its properties or other assets owned by it and to conduct its business as it is now being conducted. Mercury and each Mercury Party is duly qualified or licensed to do business, and is in good standing (or the equivalent thereof, if applicable with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of any of its properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except, in each case, for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings against Mercury.

Section 6.2 Authority. Mercury has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which it is a party. The execution, delivery and performance of this Agreement by Mercury and the consummation of the transactions contemplated by this Agreement to which any Mercury Party is a party have been duly and validly authorized by Mercury and no other corporate proceedings on the part of Mercury are necessary to authorize this Agreement or the Mergers or to consummate the Mergers or the other transactions contemplated by this Agreement, subject to (i) with respect to the REIT Merger, the filing of the REIT Certificate of Merger with the Delaware SOS, and (ii) with respect to the Partnership Merger, the filing of the Partnership Merger Certificate of Merger with the Delaware SOS. This Agreement has been duly executed and delivered by Mercury, and assuming due authorization, execution and delivery by the Company Parties and Parent Parties, constitutes a legally valid and binding obligation of Mercury enforceable against Mercury in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 6.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Mercury does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of Mercury’s certificate of incorporation or bylaws (as amended or restated in effect as of the date hereof) or any provisions of the organizational documents of any other Mercury Party, (ii) assuming that all consents, approvals, authorizations and permits described in Section 6.3(b) have been obtained, all filings and notifications described in Section 6.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to any Mercury Party or by which any property or asset of any Mercury Party is bound or (iii) require any notice, consent or approval (except as contemplated by Section 6.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of any Mercury Party under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration, notification or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of any Mercury Party pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which any Mercury Party is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of this Agreement by Mercury does not, and the performance of this Agreement by Mercury will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority by any Mercury Party except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the Gaming Approvals and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 6.4 Ownership of Company Partnership Units and Class B Share. Mercury has made available to Parent a true, correct and complete list of each Mercury Party, together with the number and the type of Company Partnership Units held by such Mercury Party, as of the date hereof. Mercury (i) directly owns the Company Class B Share and (ii) directly or indirectly owns all of the Company Partnership Units (other than the Cancelled Interests), in each case, free and clear of all Liens other than (A) statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on Mercury’s financial statements (if such reserves are required pursuant to GAAP), (B) Liens created by the Company Organizational Documents and (C) Liens under Mercury’s existing credit facilities which will be released in connection with the Closing.

Section 6.5 Permits; Compliance With Law.

(a) Each of Mercury and any Mercury Subsidiaries which holds or has been issued any consent, finding of suitability, license, permit, approval, waiver or other authorization from any Gaming Authority or under any Gaming Laws (the “Mercury Licensed Parties”) and each of (i) their respective directors, managers, officers, key employees and Persons performing management functions similar to directors, managers, officers or key employees and (ii) their equity holders who may have been required to be licensed and found suitable under applicable Gaming Laws (collectively, the Persons described in clauses (i) and (ii), the “Mercury Related Parties”), hold all material consents, findings of suitability, licenses, permits, approvals, waivers or other authorizations from any Gaming Authority or under any Gaming Laws necessary to comply with applicable Gaming Laws in the jurisdictions in which the Mercury Licensed Parties currently own, lease, and/or operate a casino (the “Mercury Related Party Permits ”) and are in material compliance with the terms of the Mercury Related Party Permits.

(b) No Mercury Licensed Party or, to the Mercury Licensed Parties’ knowledge, Mercury Related Parties, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority relating to any violation or possible violation of any Gaming Laws that did or would be reasonably likely to result in a negative outcome to any finding of suitability proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except where such negative outcome would not reasonably be expected to prevent or delay the ability of Mercury and the Mercury Parties to consummate the Mergers and the other transactions contemplated by this Agreement. No Mercury Licensed Party or, to the Mercury Licensed Parties’ knowledge, Mercury Related Parties, has received notice of any proceeding or review by any Governmental Authority under any Gaming Law with respect to any Mercury Licensed Party or, to the Mercury Licensed Parties’ knowledge, any other Mercury Related Party that would reasonably be expected to result in a negative outcome to any finding of suitability proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement. To the Mercury Licensed Parties’ knowledge, with respect to the Mercury Licensed Parties and the Mercury Related Parties only, there are no facts, which if known to the Gaming Authorities, will or would reasonably be expected to (i) result in the denial, revocation, limitation or suspension of any license currently held under the Gaming Laws, or (ii) result in a negative outcome to any finding of suitability proceedings currently pending, or any application or proceeding for the Gaming Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement, except, in the case of clauses (i) and (ii), where such denial, revocation, limitation or suspension or negative outcome would not reasonably be expected to prevent or delay beyond the Outside Date the ability of the Mercury Licensed Parties to consummate the Mergers and the other transactions contemplated by this Agreement. Neither the Mercury Licensed Parties nor any Mercury Related Party has suffered a suspension or revocation of any license held under the Gaming Laws necessary to conduct the business and operations of the Mercury Licensed Parties in each of the jurisdictions in which the Mercury Licensed Parties own or operate gaming facilities.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS BY THE COMPANY

PARTIES AND PARENT PARTIES

Section 7.1 Conduct of Business by the Company Parties.

(a) Each of the Company Parties covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to, (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (B) use its commercially reasonable efforts to (I) causes its assets and properties to be maintained in all material respects in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company Parties’ or any Company Subsidiary’s control excepted), (II) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (III) keep available the services of its then-current officers, key consultants and key service providers, (IV) maintain all Company Insurance Policies or substitutes therefor which are comparable with such Company Insurance Policies in all material respects, and (V) maintain the status of the Company as a REIT; provided, that each of the Company Parties and the Company Subsidiaries may in good faith take such actions as it deems reasonably necessary in its reasonable business judgment in order to protect the health and safety of the Company’s employees and other individuals having business dealing with the Company and the Company Subsidiaries and to mitigate or remedy business disruptions caused by the coronavirus (COVID-19) pandemic, including undertaking any COVID-19 Response, after using commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto; provided, further that following any such COVID-19 Response, to the extent that the Company or any of the Company Subsidiaries took any actions pursuant to the immediately preceding proviso that cause deviations from its business being conducted in the ordinary course of business, the Company Parties shall, and shall cause the Company Subsidiaries to, use reasonably best efforts to resume the Company Parties’ or such Company Subsidiary’s, as applicable, business in the ordinary course of business in all material respects as soon as reasonably practicable.

(b) Without limiting the foregoing, each of the Company Parties covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned (A) with respect to clauses (b)(i)(B), (b)(ix), (b)(xi), (b)(xix)(A), (b)(xxiv), (b)(xxv)(B) or (b)(xxvii) (solely with respect to any of the foregoing clauses) or (B) with respect to any actions taken by MGP BREIT JV and its Subsidiaries other than with respect to clauses (b)(xv), (b)(xvi) or (b)(xxvii) (solely with respect to any of the foregoing clauses), in which case Parent’s consent may be withheld in its sole discretion, (iii) for actions taken pursuant to this Agreement, and (iv) as set forth in Section 7.1 of the Company Disclosure Letter, the Company Parties shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) (A) amend the Company Organizational Documents or (B) the organizational documents of any of the Company Subsidiaries;

(ii) split, combine, reclassify or subdivide any shares of beneficial interest or capital stock or other equity interests of the Company Parties or any Company Subsidiary;

(iii) declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of the Company Parties or any Company Subsidiary, except for (A) the declaration and payment of quarterly dividends or other distributions by the Company or the Company LP in the ordinary course of business and in an amount not to exceed the amount per share or unit, as applicable, set forth on Section 7.1(b)(iii)(A) of the Company Disclosure Schedule, (B) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Subsidiary of any Company Party to its parent entity, (C) distributions by any Company Subsidiary or any other entity in which the Company owns an interest that is not wholly owned, directly or indirectly, by the Company, to the extent required by the Company Organizational Documents of such Company Subsidiary or other entity in which the Company owns an interest, (D) the payment of accrued dividends upon the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement or granted during the Interim Period in accordance with Section 7.1(b)(v)(A), (E)

the payment of dividends in accordance with Section 8.12, and (F) the payment of dividends and other distributions to the extent such dividends and other distributions on the Company Common Shares and Company Partnership Units are necessary for the Company to maintain its status as a REIT, including under Sections 858 or 860 of the Code, and to avoid or reduce the imposition of any entity level income or excise Tax under the Code, including, for the avoidance of doubt, the distributions described in Section 8.14(d) of this Agreement;

(iv) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any shares of beneficial interest or capital stock or other equity interests of the Company Parties or a Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the withholding of the Company Common Shares to satisfy withholding Tax obligations with respect to Company Equity Awards granted pursuant to the Company Equity Incentive Plan and outstanding as of the date of this Agreement or granted during the Interim Period pursuant to Section 7.1(b)(v)(A), in accordance with or consistent with the withholding terms applicable to Company Equity Awards as of the date of this Agreement, (B) the acquisition by the Company in the ordinary course of business consistent with past practice in connection with the forfeiture of Company Equity Awards pursuant to the terms of the Company Equity Incentive Plan and the Company Equity Award upon termination of employment or service of an award holder and (C) purchases, repurchases, redemptions or other acquisitions of securities of any wholly-owned Subsidiary of any Company Party by the Company Parties or a wholly-owned Company Subsidiary;

(v) except for transactions among the Company and one or more wholly owned Subsidiaries of any of the Company Parties or among one or more wholly owned Subsidiaries of the Company Parties, or as otherwise contemplated in Section 7.1(b)(xxiv)(F), issue, deliver, sell, pledge, dispose, encumber or grant any shares of beneficial interest or capital stock or other equity interests of the Company Parties or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of beneficial interest or capital stock or other equity interests of the Company Parties or any Company Subsidiary; provided, that the Company may issue (A) Company Equity Awards in accordance with Section 7.1(b)(v) of the Company Disclosure Letter and (B) Company Class A Shares (x) upon the vesting or exercise of any Company Equity Award outstanding as of the date of this Agreement or granted during the Interim Period in accordance with this Agreement, in accordance with the terms of such Company Equity Award as of the date of this Agreement or, in respect of any Company Equity Award granted during the Interim Period in accordance with this Agreement, in accordance with the terms of such Company Equity Award, and (y) pursuant to a Company Equity Award outstanding as of the date of this Agreement, to the extent required pursuant to this Agreement or the terms of the applicable award agreement;

(vi) sell, mortgage, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, including, without limitation, any Company Property, except (A) dispositions of immaterial personal property in the ordinary course of business consistent with past practice, (B) pledges or encumbrances of direct or indirect equity interests in Company Subsidiaries from time to time under the Company’s existing revolving credit facilities (including with respect to the addition or substitution of Company Subsidiaries as guarantors under the Company’s existing revolving credit facilities) or (C) pursuant to existing contractual obligations of the Company Parties or any Company Subsidiary set forth in Section 7.1(b)(vi)(C) of the Company Disclosure Letter;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of the Company Parties or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of the Company Parties), except Indebtedness incurred under the Company’s existing revolving credit facilities (A) in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends or other distributions permitted by Section 7.1(b)(iii) and including the addition or substitution of the Company Subsidiaries as guarantors under the Company’s existing revolving credit facilities as permitted by Section 7.1(b)(vi)) or (B) as are necessary in the event of an emergency situation to repair and / or prevent material damage to any Company Property (after prior notice to, and to the extent practicable, consultation with, Parent of such necessary incurrence), and provided, that in any case there shall be no increase in the aggregate principal commitments of such facilities;

(viii) make any loans, advances, investments or capital contributions to, or investments in, any other Person, make any change in its existing borrowing or lending arrangements for or on behalf of such Persons or enter into any “keepwell” or similar agreements to maintain the financial condition of any other Person, other than (A) by the Company Parties or a Company Subsidiary to the Company Parties or a Company Subsidiary, (B) loans, advances, investments or capital contributions required to be made under the Company Leases (it being understood that grants of relief as to the timing for the payment of rent in the ordinary course of business are not loans, advances, investments or capital contributions for these purposes) and (C) in connection with any required Tenant Improvements at any of the Company Properties set forth in Section 7.1(b)(xviii)(B) of the Company Disclosure Letter;

(ix) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by the Company Parties or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company Parties or any Company Subsidiary is a party as required or necessitated by this Agreement, the Mergers or the other transactions contemplated by this Agreement; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount or interest payable thereunder or otherwise materially adversely affect the Company Parties any Company Subsidiary or Parent, or (C) as permitted pursuant to Sections 7.1(b)(vii) or Section 7.1(b)(xxiv)(F);

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Company Lease or Company Ground Lease;

(xi) except as set forth in Section 7.1(b)(xi) of the Company Disclosure Letter and for liabilities, audits, claims or assessments relating to Taxes (which are subject to Section 7.1(b)(xv)), waive, release, assign, settle or compromise any claim or Action made or pending against the Company Parties or any of the Company Subsidiaries, other than settlements (i) if the amount of any such settlement is not in excess of $3,000,000 individually or $5,000,000 in the aggregate, (ii) for amounts not in excess of the Company’s available insurance coverage as of the date hereof, or (iii) for amounts that will be satisfied wholly by the Company’s tenants or such tenant’s insurers, and, in each case, such settlement does not involve the imposition of any injunctive relief against the Company or any Company Subsidiary and does not provide for any admission of liability by the Company or any of the Company Subsidiaries;

(xii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2021, except as required by a change in GAAP (or in any interpretation thereof) or by applicable Law, or make any change, other than to the extent not material and in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xiii) (A) enter into any contract, agreement, arrangement or commitment that limits or otherwise restricts the Company Parties or any Company Subsidiary or any of their successors from engaging or competing in any line of business or in any geographic area, or (B) enter into any new line of business;

(xiv) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority (including the NYSE), subject to extensions permitted by Law;

(xv) enter into or modify any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any Tax liability, audit, claim or assessment (other than with respect to property Taxes or similar non-income state or local Taxes), enter into any material closing agreement related to Taxes, or knowingly surrender any material right to claim any Tax refund, except, in each case, (A) to the extent required by Law, or (B) to the extent necessary (x) to preserve the Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income Tax purposes or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xvi) subject to Section 7.1(b)(iii), take any action, or fail to take any action, which action or failure would reasonably be expected to (A) cause the Company to fail to qualify for taxation as a REIT, (B) cause any Company Subsidiary to cease to be treated as a Taxable REIT Subsidiary with respect to the Company or, in the case of any Company Subsidiary, cause it to cease to be treated for U.S. federal income Tax purposes as a disregarded entity or partnership, as the case may be, or (C) cause the Company to become liable for U.S. federal income or excise Tax under Section 856, 857, 860 or 4981 of the Code (or similar provisions of state or local Tax Law); provided, that if any action described in clauses (A), (B) or (C) is required by Law or is necessary to preserve the status and taxation of the Company as a REIT under the Code, then the Company shall promptly notify Parent and make reasonable effort to permit Parent to review and comment on such action;

(xvii) merge or consolidate, adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xviii) except (A) pursuant to the operating expenditure budget set forth in Section 7.1(b)(xviii)(A) of the Company Disclosure Letter, (B) capital expenditures set forth in Section 7.1(b)(xviii)(B) of the Company Disclosure Letter, and (C) capital expenditures for routine maintenance items or as are necessary in the event of an emergency situation to repair and / or prevent material damage to any Company Property (after notice to, and to the extent practicable, consultation with, Parent of such necessary emergency expense), authorize, make or commit to make any capital expenditures in excess of $2,000,000 in the aggregate or $1,000,000 individually;

(xix) form (A) any new Company Subsidiaries or (B) any new joint ventures;

(xx) fail to maintain in full force and effect the Company Insurance Policies or to replace such Company Insurance Policies with reasonably comparable insurance policies covering the Company Parties, Company Properties, Company Subsidiaries and their respective properties, assets and businesses;

(xxi) initiate or consent to any material zoning reclassification of any Company Properties or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Company Properties, except as may be required under applicable Law;

(xxii) acquire or agree to acquire (including by merger, consolidation, or acquisition of stock or assets) (A) any Person or any division or (B) any material amount of assets thereof (whether real property or personal property);

(xxiii) enter into any collective bargaining agreement or other agreement between a Company Party or Company Subsidiary and a Union or agree to modify any such agreement;

(xxiv) (A) hire or terminate (other than for cause) any employee of the Company or any Company Subsidiary or promote or appoint any such person, except that the Company or any Company Subsidiary may hire employees to fill positions to the extent any vacancies arise so long as the compensation, perquisites or other employee benefits of any such hired employee are not more generous than were payable to the employee being replaced, (B) materially increase the compensation, perquisites or other employee benefits payable or to become payable to any current or former employee, director or other individual service provider of the Company or any Company Subsidiary, (C) grant any severance or termination pay to, or enter into any severance agreement with, any current or former employee, director or other individual service provider of the Company or any Company Subsidiary, (D) enter into or amend any employment agreement or other employment, change of control or retention agreement with any current or former employee, director or other individual service provider of the Company or any Company

Subsidiary, (E) accelerate the vesting, funding or payment of the compensation payable or the benefits provided to or to become payable or provided under any Company Benefit Plan or otherwise to any current or former employee, director or other individual service provider of the Company or any Company Subsidiary, or (F) except as required by the terms of any Company Benefit Plan in effect as of the date of this Agreement and subject to clause (D) of this Section 7.1(b)(xxiv), enter into, adopt or materially amend any Company Benefit Plan;

(xxv) (A) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the financial advisor referred to in Section 4.20 in a manner materially adverse to the Company, any Company Subsidiary or Parent or (B) enter into any agreement with or engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xxvi) apply for or receive any relief under the CARES Act; and

(xxvii) authorize, or enter into, any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Sections 7.1(b)(iii), (xv) and (xvi), nothing in this Agreement shall prohibit (i) the Company Parties from taking any action after giving prior written notice to Parent (to the extent practicable), at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time, including making dividend or other distribution payments to shareholders of the Company, in accordance with this Agreement or otherwise as permitted pursuant to Section 7.1(b)(iii), or to qualify or preserve the status for U.S. federal income Tax purposes of any Company Subsidiary as a disregarded entity, partnership, Qualified REIT Subsidiary, or Taxable REIT Subsidiary, as the case may be, or (ii) the Company from taking any action after giving prior written notice to Parent (to the extent practicable), at any time or from time to time, as the Company determines to be necessary to (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 7.2 Conduct of Business by the Parent Parties.

(a) Each of the Parent Parties covenants and agrees that, between the date of this Agreement and the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 7.2 of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the Parent Subsidiaries to, (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (B) use its commercially reasonable efforts to (I) cause its assets and properties to be maintained in all material respects in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Parent Parties or any Parent Subsidiary’s control excepted), (II) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (III) keep available the services of its then-current officers, (IV) maintain all Parent Insurance Policies or substitutes therefor which are comparable with such Parent Insurance Policies in all material respects, and (V) maintain the status of Parent as a REIT; provided, that each of the Parent Parties and the Parent Subsidiaries may in good faith take such actions as it deems reasonably necessary in its reasonable business judgment in order to protect the health and safety of Parent’s employees and other individuals having business dealings with Parent and the Parent Subsidiaries and to mitigate or remedy business disruptions caused by the coronavirus (COVID-19) pandemic, including undertaking any COVID-19 Response; provided, further that following any such COVID-19 Response, to the extent that the Parent or any of the Parent Subsidiaries took any actions pursuant to the immediately preceding proviso that cause deviations from its business being conducted in the ordinary course of business, the Parent Parties shall, and shall cause the Parent Subsidiaries to, use reasonably best efforts to resume the Parent Parties’ or such Parent Subsidiary’s, as applicable, business in the ordinary course of business in all material respects as soon as reasonably practicable.

(b) Without limiting the foregoing, each of the Parent Parties covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by the Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned), (iii) for actions taken pursuant to this Agreement and (iv) as set forth in Section 7.2 of the Parent Disclosure Letter, the Parent Parties shall not, and shall not cause or permit any Parent Subsidiary to, do any of the following:

(i) amend (A) the Parent Organizational Documents or (B) the organizational documents of any Parent Subsidiaries in any manner that would be adverse in any material respect to the holders of Company Common Shares or Company Partnership Units (after giving effect to the Mergers) or that would reasonably be expected to prevent or impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement;

(ii) split, combine, reclassify or subdivide any shares of beneficial interest or capital stock or other equity interests of the Parent Parties or any Parent Subsidiary;

(iii) declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of the Parent Parties or any Parent Subsidiary, except for (A) the declaration and payment of quarterly dividends or other distributions by the Parent or Parent OP in the ordinary course of business and in an amount not to exceed the amount per share or unit, as applicable, set forth on Section 7.2(b)(iii)(A) of the Parent Disclosure Schedule, (B) the declaration and payment of dividends or other distributions by any directly or indirectly wholly-owned Parent Subsidiary to its parent entity, (C) distributions by any Parent Subsidiary or any other entity in which the Parent owns an interest that is not wholly owned, directly or indirectly, by the Parent, to the extent required by the Parent Organizational Documents of such Parent Subsidiary or other entity in which the Parent owns an interest, (D) the payment of accrued dividends upon the vesting or settlement of Parent equity awards, and (E) the payment of dividends and other distributions to the extent such dividends and other distributions on the Parent Common Stock and the Parent OP Units are necessary for Parent to maintain its status as a REIT, including under Sections 858 or 860 of the Code, and to avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of beneficial interest or capital stock or other equity interests of the Parent Parties or a Parent Subsidiary, other than (A) the withholding of the Parent Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to Parent equity incentive plans, (B) the acquisition by Parent in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of Parent equity incentive plan upon termination of employment or service of an award holder (C) purchases, repurchases, redemptions or other acquisitions of securities of any wholly-owned Subsidiary of Parent by the Parent Parties or a wholly-owned Parent Subsidiary, (D) redemptions of Parent Common Stock from any “Unsuitable Person” or Affiliate thereof pursuant to the Parent Organizational Documents or (E) redemptions, purchases or other acquisitions of Parent Common Stock pursuant to Article VII of the Parent Organizational Documents;

(v) except as set forth in Section 7.2(b)(v) of the Parent Disclosure Letter, waive, release, assign, settle or compromise any claim or Action made or pending against the Parent Parties or any of the Parent Subsidiaries, other than settlements (i) if the amount of any such settlement is not in excess of $5,000,000 individually or $10,000,000 in the aggregate, (ii) for amounts not in excess of the Parent’s available insurance coverage as of the date hereof or (iii) for amounts that will be satisfied wholly by Parent’s tenants or such tenant’s insurers;

(vi) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2021, except as required by a change in GAAP (or in any interpretation thereof) or by applicable Law, or make any change, other than to the extent not material and in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(vii) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement, as determined by the Parent in its sole discretion;

(viii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(ix) enter into or modify in a manner materially adverse to the Parent Parties any Parent Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any Tax liability, audit, claim or assessment (other than with respect to property Taxes or similar non-income state or local Taxes), enter into any material closing agreement related to Taxes, or knowingly surrender any material right to claim any Tax refund, except, in each case, (A) to the extent required by Law, or (B) to the extent necessary (x) to preserve the Parent’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for U.S. federal income Tax purposes or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x) subject to Section 7.2(b)(iii), take any action, or fail to take any action, which action or failure would reasonably be expected to (A) cause the Parent to fail to qualify for taxation as a REIT, (B) cause any Parent Subsidiary to cease to be treated as a Taxable REIT Subsidiary with respect to Parent or, in the case of any Parent Subsidiary, cause it to cease to be treated for U.S. federal income Tax purposes as a disregarded entity or partnership, as the case may be, or (C) cause the Parent to become liable for U.S. federal income or excise Tax under Section 856, 857, 860 or 4981 of the Code (or similar provisions of state or local Tax Law); provided, that if any action described in clauses (A), (B) or (C) is required by Law or is necessary to preserve the status and taxation of the Parent as a REIT under the Code, then the Parent shall promptly notify the Company;

(xi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except as would not reasonably be expected to be materially adverse to the Parent Parties or to prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(xii) except (A) pursuant to the operating expenditure budget set forth in Section 7.2(b)(xii) of the Parent Disclosure Letter, (B) capital expenditures set forth in Section 7.2(b)(xii) of the Parent Disclosure Letter, and (C) capital expenditures for routine maintenance items or as are necessary in the event of an emergency situation to repair and / or prevent damage to any Parent Property (after notice to Company of such necessary emergency expense), authorize, make or commit to make any capital expenditures in excess of $10,000,000 in the aggregate or $5,000,000 individually; and

(xiii) authorize, or enter into, any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Sections 7.2(b)(iii), (ix) and (x), nothing in this Agreement shall prohibit (i) the Parent Parties from taking any action after giving prior written notice to the Company (to the extent practicable), at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to the Parent, is reasonably necessary for either of the Parent to avoid or to continue to avoid incurring entity level income or excise Taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time, including making dividend or other distribution payments to shareholders of the Parent, in accordance with this Agreement or otherwise as permitted pursuant to Section 7.2(b)(iii), or to qualify or preserve the status for U.S. federal income Tax purposes of any Parent Subsidiary as a disregarded entity, partnership, Qualified REIT Subsidiary, or Taxable REIT Subsidiary, as the case may be, or (ii) Parent from taking any action after giving prior written notice to Company (to the extent practicable), at any time or from time to time, as the Parent determines to be necessary to (A) be in compliance at all times with all of its obligations under any Parent Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 7.3 Other Actions. Each Party agrees that, during the Interim Period, except as contemplated by this Agreement or required by applicable Law, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially prevent or delay consummation of the transactions contemplated by this Agreement, or enter into any agreement to or otherwise make a commitment, to take any such action.

Section 7.4 No Control of Business.

(a) Nothing contained in this Agreement shall give the Parent Parties, directly or indirectly, the right to control or direct the Company Parties or any of the Company Parties’ operations prior to the Closing. Prior to the Closing, the Company Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their and their Subsidiaries’ operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in Section 7.1 or elsewhere in the Agreement to the extent that the requirement of such consent would violate any applicable Law.

(b) Nothing contained in this Agreement shall give the Company Parties, directly or indirectly, the right to control or direct the Parent Parties or any of the Parent Parties’ operations prior to the Closing. Prior to the Closing, the Parent Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their and their Subsidiaries’ operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of the Company shall be required with respect to any matter set forth in Section 7.2 or elsewhere in the Agreement to the extent that the requirement of such consent would violate any applicable Law.

ARTICLE VIII

ADDITIONAL COVENANTS

Section 8.1 Preparation of Filings; Shareholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, but subject to Section 8.1 of the Parent Disclosure Letter, the Company shall prepare and deliver to Parent, for inclusion in the Registration Statement, a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act, which shall contain the information specified in Schedule 14C under the Exchange Act concerning the Written Consent, the Mergers and the transactions contemplated by this Agreement (the “Information Statement”). As promptly as reasonably practicable following the date of this Agreement, but subject to Section 8.1 of the Parent Disclosure Letter, Parent and the Company shall jointly prepare, and Parent shall cause to be filed with the SEC, a registration statement on Form S-4 or other applicable form (together with all amendments and supplements thereto, the “Registration Statement”) pursuant to which the shares of Parent Common Stock issuable under the REIT Merger will be registered with the SEC, which shall contain (i) a proxy statement in connection with the solicitation by Parent of proxies from the holders of the shares of Parent Common Stock to obtain the Parent Shareholder Approval (the “Proxy Statement”) in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act, (ii) the Information Statement and (iii) a prospectus relating to the Parent Stock Issuance (the “Prospectus,” and, together with the Information Statement and Proxy Statement, the “Proxy Statement/Information Statement/Prospectus”), in all cases describing this Agreement, the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby and which shall in all cases comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and other applicable Law; provided, that in the event that the Written Consent is revoked in connection with the occurrence of a Company Adverse Recommendation Change made in accordance with Section 8.4(e) or Section 8.4(f), Parent and the Company shall, as promptly as reasonably practicable, prepare and cause to be filed with the SEC a proxy statement or consent solicitation statement in connection with the solicitation by the Company of proxies from holders of Company Common Shares to obtain the Company Shareholder Approval, together with any and all amendments, post-effective amendments, supplements and other filings required with respect to the Registration Statement and the Proxy Statement/Information Statement/Prospectus in connection therewith (and in such event any references herein to the Information Statement shall thereafter be deemed to be references to such proxy statement or consent solicitation statement); provided further, that nothing in the immediately preceding proviso shall prevent Parent, in its sole discretion, from terminating this Agreement at any time following such revocation of the Written Consent or occurrence of a Company Adverse Recommendation Change pursuant to Section 10.1(c)(ii), in which case the Company shall pay the Company Termination Fee to Parent in accordance with Section 10.3(c).

(b) Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Mergers. Promptly after the Registration Statement is declared effective by the SEC, Parent and the Company shall file the Proxy Statement/Information Statement/Prospectus, as applicable, with the SEC. Each of the Company and Parent shall, as promptly as reasonably practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Registration Statement or the Proxy Statement/Information Statement/Prospectus received by such party from the SEC, including any request from the SEC for amendments or supplements to the Registration Statement or the Proxy Statement/Information Statement/Prospectus, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to mailing the Proxy Statement/Information Statement/Prospectus or filing the Proxy Statement/Information Statement/Prospectus or responding to any comments of the SEC with respect thereto or the Registration Statement, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement/Information Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DLLCA and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement/Information Statement/Prospectus.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Laws and the rules and policies of the applicable stock exchange and the SEC to enable the listing of the Parent Common Stock being registered pursuant to the Registration Statement on the applicable stock exchange no later than the REIT Merger Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Mergers and the other transactions contemplated hereby (provided, that in no event shall Parent be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC, or an applicable stock exchange in connection with the Mergers and the other transactions contemplated hereby, including the Proxy Statement/Information Statement/Prospectus, and provide such other assistance as may reasonably be requested by Parent or the Company in connection therewith. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Proxy Statement/Information Statement/Prospectus.

(e) If at any time prior to the receipt of the Parent Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement/Information Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and the Company and Parent shall cooperate in promptly preparing and filing with the SEC an appropriate amendment or supplement describing such information and, to the extent required under applicable Law, disseminating such amendment or supplement to the shareholders of Parent and/or the Company.

(f) The Company shall use commercially reasonable efforts to mail or deliver the Information Statement to its shareholders as promptly as reasonably practicable following clearance from SEC. Parent shall furnish all information concerning itself, its Affiliates and the holders of Parent Common Stock to the Company and provide such other assistance as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Information Statement.

(g) Parent shall use commercially reasonable efforts to mail or deliver the definitive Proxy Statement to its shareholders entitled to vote at the Parent Shareholder Meeting as promptly as reasonably practicable following clearance from SEC. The Company shall furnish all information concerning itself, its Affiliates and the holders of Company Common Shares to Parent and provide such other assistance as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Proxy Statement.

(h) Parent shall, following the date that the Registration Statement becomes effective, cause the Parent Shareholder Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Parent Shareholder Approval. Parent shall, through the Parent Board, provide the Parent Board Recommendation in the Proxy Statement, and solicit and use its commercially reasonable efforts to obtain the Parent Shareholder Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 8.5. Notwithstanding the foregoing provisions of this Section 8.1(h), if, on a date for which the Parent Shareholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Common Stock to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Shareholder Meeting (solely for the purpose of and for the times reasonably necessary in the Parent’s discretion to solicit additional proxies and votes in favor of the Mergers and the other transactions contemplated hereby); provided, that in no event shall the Parent Shareholder Meeting be postponed or adjourned to a date that is less than ten (10) Business Days prior to the Outside Date.

Section 8.2 Company Shareholder Approval. Mercury shall deliver a duly executed copy of the Written Consent to the Company and Parent prior to the Company Shareholder Approval Deadline, which Written Consent shall be irrevocable other than upon the occurrence of a Company Adverse Recommendation Change made in accordance with Section 8.4(e) or Section 8.4(f). The “Company Shareholder Approval Deadline” means the time that is twenty-four (24) hours after the execution of this Agreement.

Section 8.3 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, the Company Parties and Mercury shall, and shall cause their respective Subsidiaries to, afford the Parent Parties and their Representatives reasonable access (including for the purpose of transition) during normal business hours and upon reasonable advance notice to all of the Company Parties’ and their Subsidiaries’ respective properties, offices, books, contracts, commitments, personnel and records, and their respective counsel and other Representatives, and, during such period, the Company Parties and Mercury shall, and shall cause their respective Subsidiaries to, furnish reasonably promptly to Parent and its Representatives (i) a copy of each report, schedule, registration statement and other document filed by the Companies Parties or their Subsidiaries during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning the Companies Parties’ or their Subsidiaries’ business, properties and personnel as Parent may reasonably request, subject to any privacy protections with respect to information concerning personnel as may be required by applicable Law. Without limiting the foregoing, during the Interim Period, each of the Company Parties and Mercury shall, and shall cause their respective Subsidiaries to, afford the Parent Parties and their Representatives access, promptly upon request, to (A) the books and records pertaining to the original tax basis of the assets of the Company Parties and their Subsidiaries, including, without limitation: (i) the date each asset was placed in service; (ii) accumulated depreciation; (iii) depreciable lives and depreciation methods and conventions; (iv) information to determine depreciation under both MACRS and ADS; (v) detailed Section 704(c) schedules, reflecting the Section 704(c) layers for each asset by partner at the applicable subsidiary level; and (vi) any other information as is reasonably requested to assist Parent Parties in determining tax basis and tax depreciation and tax allocations following the Closing Date, (B) all historical debt compliance records (including calculations and related data) of the Company Parties and the Company Subsidiaries, and (C) all of the GAAP books and records pertaining to any Company Party or Company Subsidiary that continues for financial reporting purposes subsequent to the Closing Date. Upon request by the Parent Parties, the information described in this paragraph shall be provided promptly in Microsoft Excel. In addition, during the Interim Period, each of the Company Parties and Mercury shall use their respective commercially reasonable efforts to cause their respective appropriate Representatives to participate in meetings and telephone conferences with the Parent Parties and their Representatives at such times as may be reasonably requested during regular business hours. No representation or warranty as to the accuracy of information provided pursuant to this Section 8.3(a) is made, and Parent may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article IV, and no investigation under this Section 8.3(a) or otherwise shall affect any of the representations and warranties of the Company Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither any Company Party nor Mercury shall be required by this Section 8.3(a) to provide any Parent Party or their Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement in favor of a third party entered into prior to the date of this Agreement (if the Company Parties or Mercury, as applicable, have used their commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law or legal duty applicable to the Company Parties or Mercury or any of their respective Representatives (provided, that the Company Parties or Mercury, as applicable, shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to the Company Parties or Mercury or their respective Subsidiaries (provided, that the Company Parties or Mercury, as applicable, will use commercially reasonable efforts to allow for access or disclosure to the extent that does not result in a loss of attorney-client privilege or other legal privilege) or (D) to conduct any invasive environmental investigation or sampling of soil, air, ambient air, surface water, building materials, groundwater or other environmental media. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the Company Parties and their Subsidiaries that may result from the requests for access, data and information hereunder.

(b) During the Interim Period, to the extent permitted by applicable Law, the Parent Parties shall, and shall cause their Subsidiaries to, afford the Company Parties and their Representatives reasonable access (including for the purpose of transition) during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records, and their respective counsel and other Representatives, and, during such period, the Parent Parties shall, and shall cause their Subsidiaries to, furnish reasonably promptly to the Company and its Representatives (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as the Company may reasonably request, taking into account the relative ownership of the REIT Surviving Entity by the Parties’ shareholders following Closing, subject to any privacy protections with respect to information concerning personnel as may be required by applicable Law. No representation or warranty as to the accuracy of information provided pursuant to this Section 8.3(b) is made, and the Company may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article V, and no investigation under this Section 8.3(b) or otherwise shall affect any of the representations and warranties of the Parent Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, no Parent Party shall be required by this Section 8.3(b) to provide any Company Party or their Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement in favor of a third party entered into prior to the date of this Agreement (if the Parent Parties have used their commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law or legal duty applicable to the Parent Parties or any of their Representatives (provided, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to the Parent Parties or their Subsidiaries (provided, that Parent will use commercially reasonable efforts to allow for access or disclosure to the extent that does not result in a loss of attorney-client privilege or other legal privilege) or (D) to conduct any environmental investigation or sampling of soil, air, ambient air, surface water, building materials, groundwater or other environmental media. The Company will use its commercially reasonable efforts to minimize any disruption to the businesses of the Parent Parties and their Subsidiaries that may result from the requests for access, data and information hereunder.

(c) Unless and until the Closing occurs, the Parent Parties, the Company Parties and Mercury will hold, and will cause their respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 8.3, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Nondisclosure Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 8.4 No Solicitation by the Company; Company Acquisition Proposals.

(a) Except as otherwise expressly provided in this Section 8.4, during the Interim Period, the Company Parties shall not, and shall cause their Subsidiaries not to, and shall not authorize or permit any Representatives of the Company Parties or any of their Subsidiaries to, directly or indirectly (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, discussion, proposal or offer with respect to any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data with respect to, or for the purpose of knowingly encouraging, facilitating or assisting, any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, asset purchase agreement, consolidation agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement) in each case related to an Acquisition Proposal (each, a “Company Alternative Acquisition Agreement”), (v) grant any waiver, amendment or release of any standstill under any standstill or confidentiality agreement or of any Takeover Statute, or (vi) agree to or propose publicly to do any of the foregoing. Each of the Company Parties shall, and shall cause their Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, (A) immediately cease and cause to be terminated all existing activities, discussions and negotiations with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Acquisition Proposal, and (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives.

(b) Notwithstanding anything to the contrary in Section 8.4(a), if, at any time following the date of this Agreement and prior to receipt of the Parent Shareholder Approval, (i) a Company Party receives an unsolicited written Acquisition Proposal that the Conflicts Committee and the Company Board believes in good faith to be bona fide, (ii) such Acquisition Proposal was not the result of a violation of this Section 8.4, and (iii) the Conflicts Committee and the Company Board determine in good faith (after consultation with their respective outside legal and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (after consultation with their respective outside legal advisors) that a failure to take action with respect to such Acquisition Proposal would be inconsistent with its duties under applicable Law, then such Company Party may (and may authorize the Company’s Subsidiaries and its and their Representatives to) (x) furnish, make available or provide access to non-public information with respect to the Company Parties and their Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent prior to or substantially concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company Parties and their Representatives may contact any Person submitting an Acquisition Proposal (that was not the result of a violation of this Section 8.4) to clarify the terms of an Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

(c) From and after the date of this Agreement, in the event a Company Party or their Subsidiaries or any of their respective Representatives receives from a Person or group of related Persons (i) an Acquisition Proposal, (ii) any request for non-public information relating to the Company Party or their Subsidiary from a Person who informs the Company Party or their Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, the Company shall promptly notify Parent of (but in no event more than twenty-four (24) hours following) such receipt (which notice shall be made orally and confirmed by written notice), which shall identify the Person or group of related Persons making the Acquisition Proposal, request or inquiry, and shall include a copy of such Acquisition Proposal, inquiry or request or, if not made in writing, a written description of the material terms thereof, and any related documentation or correspondence. The Company shall not provide any information to or engage in discussions or negotiations with the Person making the Acquisition Proposal until such written notice has been given. The Company shall also promptly notify Parent if (but in no event more than twenty-four (24) hours after) it enters into discussions or negotiations concerning any Acquisition Proposal and shall keep Parent apprised in all material respects on a current basis as to the status (including, within twenty-four (24) hours after the occurrence of any material amendment or modification) of, any such Acquisition Proposal, inquiry or request, including by furnishing copies of any documentation that supplements or amends any such Acquisition Proposal, inquiry or request in any material respect, and any correspondence related thereto. Copies of documents provided to Parent pursuant to this paragraph may be redacted as necessary to protect the confidential information of the proposing Person.

(d) Except as provided in Section 8.4(e) and Section 8.4(f), the Conflicts Committee and the Company Board (i) (A) shall not fail to make and shall not withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the Company Board and Conflicts Committee Recommendation (B) shall not adopt, approve or recommend (or publicly propose to adopt, approve or recommend) the adoption of any Acquisition Proposal, (C) fail to publicly recommend against any Acquisition Proposal and/or affirm Company Board and Conflicts Committee Recommendation within ten (10) days of the request of Parent (or, in the case of a tender offer or exchange offer, if earlier, by the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act), and (D) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in Section 8.4(g) (each such action set forth in this Section 8.4(d)(i) being referred to herein as a “Company Adverse Recommendation Change”), and (ii) shall not cause or permit any Company Party or their Subsidiaries to enter into any Company Alternative Acquisition Agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Parent Shareholder Approval,

(i) the Conflicts Committee and the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement in accordance with Section 10.1(d)(iii) (including payment in full of the Company Termination Fee) in order to substantially concurrently enter into a Company Alternative Acquisition Agreement with respect to a Superior Proposal if (i) the Company receives a written Acquisition Proposal that the Conflicts Committee and the Company Board believe in good faith to be bona fide, (ii) such Acquisition Proposal was not the result of a violation of Section 8.4(a), (iii) the Conflicts Committee and the Company Board determine in good faith (after consultation with their respective outside legal and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, after taking into account all of the adjustments that have been offered (and not withdrawn) by Parent pursuant to Section 8.4(f), and (D) the Conflicts Committee and the Company Board determine in good faith (after consultation with the their respective outside legal advisors), that the failure to make a Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law; and

(ii) in circumstances not involving an Acquisition Proposal, the Conflicts Committee and the Company Board may make a Company Adverse Recommendation Change if, and only if, after the date of this Agreement, the Conflicts Committee and the Company Board determine in good faith (after consultation with their respective outside legal advisors) that (A) a Company Intervening Event has occurred or arisen, and (B) the failure to do so would be inconsistent with its duties under applicable Law.

(f) The Conflicts Committee and the Company Board shall not be entitled to effect a Company Adverse Recommendation Change as permitted under Section 8.4(e) unless, prior to taking such action, (i) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change specifying in reasonable detail the reasons therefor, and attaching a copy of the Superior Proposal that is the basis of such action in the case of Section 8.4(e)(i) (such notice, a “Company Change Notice”) and (ii) during the four (4) Business Day period following Parent’s receipt of a Company Change Notice, the Company and the Conflicts Committee shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused their respective financial and legal advisors to offer to negotiate with (and if accepted, negotiated in good faith with), Parent in making adjustments to the terms and conditions of this Agreement such that, (x) in circumstances involving or relating to an Acquisition Proposal, the related Superior Proposal ceases to be a Superior Proposal, or (y) in circumstances not involving or relating to an Acquisition Proposal, such terms are as Parent proposes; and provided, that any amendment, supplement or modification to the financial or any other material terms of any Acquisition Proposal shall be deemed a new Acquisition Proposal and the Company may not make a Company Adverse Recommendation Change pursuant to this Section 8.4 unless the Company has complied with the requirements of this Section 8.4(f) with respect to each such new Acquisition Proposal, including sending a Company Change Notice with respect to such Acquisition Proposal, provided, that the Company shall be obligated to negotiate for a period of only three (3) Business Days from such new Company Change Notice, and (iii) following the end of the four (4) Business Day period or three (3) Business Day period (as applicable) contemplated by the immediately preceding clause (ii), the Conflicts Committee and the Company Board determine, in good faith that (x) following consultation with their respective outside legal and financial advisors in circumstances involving or relating to an Acquisition Proposal, the Superior Proposal giving rise to the Company Change Notice continues to constitute a Superior Proposal (taking into account modifications or amendments to this Agreement proposed by Parent in response to such Company Change Notice) and (y) in any case, following consultation with the Company Board’s and the Conflicts Committee’s outside legal advisors, the failure to make such Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law.

(g) Nothing contained in this Section 8.4 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) issuing a “stop, look and listen” statement to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder; provided, however, that the disclosure therein does not in and of itself constitute a Company Adverse Recommendation Change. For the avoidance of doubt, neither the Company Board nor the Conflicts Committee may make a Company Adverse Recommendation Change unless in compliance with Section 8.4(e) and Section 8.4(f).

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means, with respect to either Parent or the Company, any proposal, offer, or inquiry from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, or combination of the foregoing, (A) of any assets or businesses of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (as applicable) that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (as applicable), immediately prior to such transaction, or (B) of 20% or more of any class of any shares of beneficial interest or capital stock, voting securities or other equity interests of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (as applicable) including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of any of the outstanding shares of any class of voting securities of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (as applicable), in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal made by a third party after the date hereof (with all percentages included in the definition of “Acquisition Proposal” increased to 50%) that, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, the Conflicts Committee and the Company Board or Parent Board, as applicable, determines in their or its good faith judgment (after consultation with their respective outside legal and financial advisors) that (A) if consummated, would be more favorable to the holders of the Company Class A Shares or the shareholders of Parent, as applicable, from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent or the Company, as applicable, in response to any such Acquisition Proposal), and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 8.5 No Solicitation by Parent; Parent Acquisition Proposals.

(a) Except as otherwise expressly provided in this Section 8.5, during the Interim Period, the Parent Parties shall not, and shall cause their Subsidiaries not to, and shall not authorize or permit any Representatives of the Parent Parties or any of their Subsidiaries to, directly or indirectly (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, discussion, proposal or offer with respect to any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than the Company or its Representatives any non-public information or data with respect to, or for the purpose of knowingly encouraging, facilitating or assisting, any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, asset purchase agreement, consolidation agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement) in each case related to an Acquisition Proposal (each, a “Parent Alternative Acquisition Agreement”), (v) grant any waiver, amendment or release of any standstill under any standstill or confidentiality agreement or of any Takeover Statute, or (vi) agree to or propose publicly to do any of the foregoing. Each Parent Party shall, and shall cause their Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, (A) immediately cease and cause to be terminated all existing activities, discussions and negotiations with any Person and its Representatives (other than the Company or any of its Representatives) conducted heretofore with respect to any Acquisition Proposal, and (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives.

(b) Notwithstanding anything to the contrary in Section 8.5(a), if, at any time following the date of this Agreement and prior to receipt of the Parent Shareholder Approval, (i) a Parent Party receives an unsolicited written Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (ii) such Acquisition Proposal was not the result of a violation of this Section 8.5, and (iii) the Parent Board determines in good faith (after consultation with Parent’s outside legal and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (after consultation with Parent’s outside legal advisors) that a failure to take action with respect to such Acquisition Proposal would be inconsistent with its duties under applicable Law, then the Parent Party may (and may authorize Parent’s Subsidiaries and its and their Representatives to) (x) furnish, make available or provide access to non-public information with respect to the Parent Parties and their Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to the Company or shall be provided (to the extent permitted by applicable Law) to the Company prior to or substantially concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such

Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Parent Parties and their Representatives may contact any Person submitting an Acquisition Proposal (that was not the result of a violation of this Section 8.5) to clarify the terms of an Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

(c) From and after the date of this Agreement, in the event a Parent Party or their Subsidiaries or any of their respective Representatives receives from a Person or group of related Persons (i) an Acquisition Proposal, (ii) any request for non-public information relating to a Parent Party or their Subsidiary from a Person who informs such Parent Party or their Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, Parent shall promptly notify the Company of (but in no event more than twenty-four (24) hours following) such receipt (which notice shall be made orally and confirmed by written notice), which shall identify the Person or group of related Persons making the Acquisition Proposal, request or inquiry, and shall include a copy of such Acquisition Proposal, inquiry or request or, if not made in writing, a written description of the material terms thereof, and any related documentation or correspondence. Parent shall not provide any information to or engage in discussions or negotiations with the Person making the Acquisition Proposal until such written notice has been given. Parent shall also promptly notify the Company if (but in no event more than twenty-four (24) hours after) it enters into discussions or negotiations concerning any Acquisition Proposal and shall keep the Company apprised in all material respects on a current basis as to the status (including, within twenty-four (24) hours after the occurrence of any material amendment or modification) of, any such Acquisition Proposal, inquiry or request, including by furnishing copies of any documentation that supplements or amends any such Acquisition Proposal, inquiry or request in any material respect, and any correspondence related thereto. Copies of documents provided to the Company pursuant to this paragraph may be redacted as necessary to protect the confidential information of the proposing Person.

(d) Except as provided in Section 8.5(e) and Section 8.5(f), the Parent Board (i) (A) shall not fail to make and shall not withdraw (or modify or qualify in any manner adverse to the Company or publicly propose to withdraw, modify or qualify in any manner adverse to the Company) the Parent Board Recommendation, (B) shall not adopt, approve or recommend (or publicly propose to adopt, approve or recommend) the adoption of any Acquisition Proposal, (C) fail to publicly recommend against any Acquisition Proposal and/or affirm the Parent Board Recommendation within ten (10) days of the request of the Company (or, in the case of a tender offer or exchange offer, if earlier, by the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act), and (D) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in Section 8.5(g) (each such action set forth in this Section 8.5(d)(i) being referred to herein as a “Parent Adverse Recommendation Change”), and (ii) shall not cause or permit Parent, REIT Merger Sub, Parent OP or any of Parent’s Subsidiaries to enter into any Parent Alternative Acquisition Agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Parent Shareholder Approval,

(i) the Parent Board may make a Parent Adverse Recommendation Change if (i) Parent receives a written Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (ii) such Acquisition Proposal was not the result of a violation of Section 8.5(a), (iii) the Parent Board determines in good faith (after consultation with Parent’s outside legal and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, after taking into account all of the adjustments that have been offered (and not withdrawn) by the Company pursuant to Section 8.5(f), and (D) the Parent Board determines in good faith (after consultation with Parent’s outside legal advisors), that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its duties under applicable Law; and

(ii) in circumstances not involving an Acquisition Proposal, the Parent Board may make a Parent Adverse Recommendation Change if, and only if, after the date of this Agreement, the Parent Board determines in good faith (after consultation with Parent’s outside legal advisors) that (A) a Parent Intervening Event has occurred or arisen, and (B) the failure to do so would be inconsistent with its duties under applicable Law.

(f) The Parent Board shall not be entitled to effect a Parent Adverse Recommendation Change as permitted under Section 8.5(e) unless, prior to taking such action, (i) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change specifying in reasonable detail the reasons therefor, and attaching a copy of the Superior Proposal that is the basis of such action in the case of Section 8.5(e)(i) (such notice, a “Parent Change Notice”) and (ii) during the four (4) Business Day period following the Company’s receipt of a Parent Change Notice, Parent shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and if accepted, negotiated in good faith with), the Company in making adjustments to the terms and conditions of this Agreement such that, (x) in circumstances involving or relating to an Acquisition Proposal, the related Superior Proposal ceases to be a Superior Proposal, or (y) in circumstances not involving or relating to an Acquisition Proposal, such terms are as the Company proposes; and provided, that any amendment, supplement or modification to the financial or any other material terms of any Acquisition Proposal shall be deemed a new Acquisition Proposal and Parent may not make a Parent Adverse Recommendation Change pursuant to this Section 8.5 unless Parent has complied with the requirements of this Section 8.5(f) with respect to each such new Acquisition Proposal, including sending a Parent Change Notice with respect to such Acquisition Proposal, provided, that Parent shall be obligated to negotiate for a period of only three (3) Business Days from such new Parent Change Notice, and (iii) following the end of the four (4) Business Day period or three (3) Business Day period (as applicable) contemplated by the immediately preceding clause (ii), the Parent Board determines, in good faith that (x) following consultation with Parent’s outside legal and financial advisors in circumstances involving or relating to an Acquisition Proposal, the Superior Proposal giving rise to the Parent Change Notice continues to constitute a Superior Proposal (taking into account modifications or amendments to this Agreement proposed by the Company in response to such Parent Change Notice) and (y) in any case, following consultation with Parent’s outside legal advisors, the failure to make such Parent Adverse Recommendation Change would be inconsistent with its duties under applicable Law.

(g) Nothing contained in this Section 8.5 shall prohibit Parent from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) issuing a “stop, look and listen” statement to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder; provided, however, that the disclosure therein does not in and of itself constitute a Parent Adverse Recommendation Change. For the avoidance of doubt, the Parent Board may not make a Parent Adverse Recommendation Change unless in compliance with Section 8.5(e) and Section 8.5(f).

Section 8.6 Public Announcements. So long as this Agreement is in effect, none of the parties hereto shall issue any press release or otherwise make any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement without providing the other Party with an opportunity to review and comment upon such press release or other public announcement or filing, which comments the other Party shall consider in good faith; except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, or (iii) any press release or public statement that is consistent with prior press releases issued or public statements made in compliance with this Section 8.6.

Section 8.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, without limiting any additional rights that any director, officer, employee, or agent may have under any indemnification agreement or under the Company Organizational Documents or the organizational documents of the Company Subsidiaries in effect as of the date hereof, the Parent Parties shall, jointly and severally: (i) indemnify and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Closing Date, serving as a director, officer, employee or agent of the Company Parties or any of their Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of, or, after any request for advancement, advance, to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the Parent Parties’ receipt of a written undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified; provided, that the Parent Parties shall not be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim (except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Parent Parties shall be liable)). The indemnification and advancement obligations of the Parent Parties pursuant to this Section 8.7(a) shall extend to acts or omissions occurring at or before the Closing and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer, employee, or agent of the Company Parties or their Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, executors and personal and legal representatives. As used in this Section 8.7(a), (A) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to, or that any Indemnified Party in good faith believes might lead to the institution of any Action arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a director, officer, employee or agent of the Company Parties and their Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company Parties and their Subsidiaries, any other entity or any Company Benefit Plan maintained by any of the foregoing at or prior to the Closing, and (y) this Agreement, the Mergers or any of the other transactions contemplated by this Agreement; and (B) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 8.7(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. The Parent Parties shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing (which consent shall not be unreasonably withheld, delayed or conditioned).

(b) Without limiting the foregoing, each Parent Party agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the Indemnified Parties as provided in Company Organizational Documents and the organizational documents of the Company Subsidiaries and indemnification agreements of the Company Parties and their Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Closing, the organizational documents of the REIT Surviving Entity and the Partnership Surviving Entity shall contain provisions no less favorable with respect to indemnification and limitations on liability of trustees, directors, officers or agents than as set forth in the Company Organizational Documents and the organizational documents of the Company Subsidiaries.

(c) For a period of six (6) years after the Closing, the Parent Parties shall maintain in effect the Company Parties’ and their Subsidiaries’ current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Closing; provided, that in lieu of such obligation, (i) the Parent Parties may substitute therefor policies of an insurance company with the same or better rating as the Company Parties’ or its Subsidiaries’ insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company Parties’ or their Subsidiaries’ existing policies as of the date hereof, or (ii) the Company may obtain (at Parent’s sole cost and expense) extended reporting period coverage under the Company Parties’ or the Company’s Subsidiaries’ existing insurance programs (to be effective as of the Closing) or purchase a “tail” policy for a period of six (6) years after the Closing; provided further, that in no event shall the Parent Parties be required to pay annual premiums for insurance under this Section 8.7(c) in excess of 300% of the most recent annual premiums paid by the Company Party or its Subsidiary, as applicable, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Parent Party or its Subsidiary, as applicable, shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d) If a Parent Party or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Parent Party, as the case may be, shall assume the obligations set forth in this Section 8.7.

(e) The Parent Parties shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 8.7; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f) The provisions of this Section 8.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 8.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of the Company Parties and the Parent Parties and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 8.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 8.8 Third-Party Consents; Regulatory Matters and Approvals; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Parent Parties, Mercury and the Company Parties shall (and shall cause the Parent’s, Mercury’s and the Company’s, respectively, Subsidiaries and Affiliates to) use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all reasonable actions necessary to cause the conditions to Closing set forth in Article IX to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, waiting period expirations or terminations, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities or filings with respect to Gaming Approvals) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, including complying as soon as practicable and advisable with any and all information and document requests by any Governmental Authority in connection with any investigation of the Mergers or the other transactions contemplated hereby, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. In connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of the Parties or any of their Subsidiaries or Affiliates, or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Partnership Merger Effective Time and the REIT Merger Effective Time. The Parties shall cooperate with respect to accommodations that may be requested to obtain such consents.

(b) In connection with and without limiting the foregoing Section 8.8(a), each of the Parent Parties, Mercury and the Company Parties shall, and agree to cause their Subsidiaries and respective directors, officers, partners, managers, members, principals and shareholders to (i) prepare and, within thirty (30) days after the date of this Agreement, unless otherwise agreed by the Company, Mercury and Parent, or as directed by the Gaming Authority, file all initial applications and supporting documents necessary to obtain all Gaming Approvals and (ii) otherwise use its commercially reasonable efforts (or shall cause the Parent’s, Mercury’s or the Company’s Subsidiaries, respectively), to give any notices to third parties, and each of the Parent Parties, Mercury and the Company Parties shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third party consents not covered by Section 8.8(a) that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties hereto shall and shall cause their respective Subsidiaries and Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority regarding the transactions described herein, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority in response to such inquiry (to the extent legally permitted), and supplying each other with copies of all material correspondence, filings or communications (excluding applications for licensure, qualification or findings of suitability filed by or on behalf of Parent Related Parties) between any Party and any Governmental Authority with respect to this Agreement, except that confidential competitively sensitive business information may be designated as “outside counsel only” consistent with Section 8.8(c). The Parties acknowledge that this Agreement and the transactions contemplated hereby are subject to the review and approval of the applicable Gaming Authorities.

(c) To the extent reasonably practicable and legally permitted, the Company Parties, Mercury and the Parent Parties or their respective Representatives shall have the right to review in advance and upon request each of the Parties will consult the others on, all the information relating to such Parties and each of their Subsidiaries or Affiliates that appears in any filing by the other Parties made with, or written materials submitted by the other Parties to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement (excluding applications for licensure, qualification or findings of suitability filed by or on behalf of Parent Related Parties), except that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 8.8 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable and not prohibited by any applicable Governmental Authority, none of the Company Parties, Mercury nor the Parent Parties shall, nor shall they permit their respective Representatives to, participate independently in any scheduled meeting or engage in any scheduled substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry arising from or necessary to consummate the Mergers or the other transactions contemplated by this Agreement without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party or its Representatives the opportunity to attend or participate (whether by telephone or in Person) in any such meeting with such Governmental Authority. Notwithstanding anything in this Agreement to the contrary, no Party shall be obligated to share (x) any filings or other written materials that include individual personal background and financial information or non-public background and financial information regarding Mercury, the Parent Parties or Company Parties or (y) any communications with Gaming Authority or Liquor Authority pertaining to any such information or matters in clause (x) related thereto (provided, that, except with respect to entity and individual application forms, to the extent the relevant portions of such communications can be reasonably redacted, such party shall be obligated to share redacted copies of such communications).

(d) Any fees, costs and expenses incurred in connection with obtaining Gaming Approvals by the Parent Parties or the Company Parties will be borne by the Parent Parties.

Section 8.9 Notification of Certain Matters; Transaction Litigation.

(a) The Company Parties and their respective Representatives shall give prompt notice to Parent, and the Parent Parties and its Representatives shall give prompt notice to the Company, of:

(i) any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement;

(ii) if (A) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date, or (B) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement;

(iii) if, to the Knowledge of the Company or the Knowledge of Parent, as applicable, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Parent Parties or the Company Parties, as applicable, or their respective Representatives to provide such prompt notice under this Section 8.9(a) shall not constitute a breach of covenant for purposes of Section 9.2(b), Section 9.3(b), Section 10.3(b)(i), or Section 10.3(c)(i); and

(iv) any Action commenced, or, to the Knowledge of such Party, threatened, relating to or involving such Party or Subsidiary or Affiliate thereof, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

(b) The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any litigation against the Company and/or its officers or directors, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any litigation against Parent and/or its officers or directors, in each case relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not, except with the prior written consent of Parent, offer to settle or settle or compromise any such litigation.

Section 8.10 Section 16 Matters. Prior to the Closing, the Company shall take all such steps to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.11 Delisting and Deregistering of Company Securities. Parent and the REIT Surviving Entity shall use their reasonable best efforts to cause the Company Class A Shares to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the REIT Merger Effective Time.

Section 8.12 Dividends.

(a) In the event that a distribution with respect to the Company Common Shares or the Company Partnership Units permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable, and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such Company Common Shares or Company Partnership Units on the Closing Date immediately prior to the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable.

(b) The Parties shall take such actions as are necessary to ensure that if the Company and/or the Company LP declares a dividend permitted by Section 7.1(b) for a particular period that is payable to the holders of Company Common Shares and Company Partnership Units and has a record date prior to the Closing Date, or Parent and/or the Parent OP declares a dividend permitted by Section 7.2(b) for a particular period that is payable to the holders of shares of Parent Common Stock and Parent OP Units and that has a record date prior to the Closing Date, then the holders of Company Common Shares and Company Partnership Units or the holders of shares of Parent Common Stock and Parent OP Units, as the case may be, shall be entitled to receive the corresponding dividend for such period from the Company and/or the Company LP, or Parent and/or the Parent OP, as applicable, as necessary to result in the holders of Company Common Shares and Company Partnership Units and the holders of shares of Parent Common Stock and Parent OP Units receiving their respective applicable dividends covering the same periods prior to the Closing Date.

Section 8.13 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no restrictions or requirements of any Takeover Statute are or become applicable to the Mergers or any of the other transactions contemplated by this Agreement, and (b) if any such restrictions or requirements of any Takeover Statute are or become applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such restrictions or requirements, as applicable, in the Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 8.14 Tax Covenants.

(a) The Company shall use its reasonable best efforts to (i) obtain the opinions of counsel referred to in Section 9.2(f) and Section 9.3(f), (ii) deliver to Weil, Gotshal & Manges LLP, counsel to the Company (or such other counsel rendering such opinion), Parent, and Hogan Lovells US LLP (or such other counsel as may be rendering the opinion referred to in Section 9.3(e)), tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, substantially in the form attached hereto as Exhibit F, with such changes as are mutually agreeable to the Company and Parent (such agreement not to be unreasonably withheld), and signed by an officer of the Company and the Company LP, containing representations of the Company and the Company LP reasonably necessary or appropriate to enable Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion) to render the tax opinion described in Section 9.2(f) and Hogan Lovells US LLP (or such other counsel rendering such opinion) to render the tax opinion described in Section 9.3(e), and (iii) deliver to Hogan Lovells US LLP (or such other counsel rendering such opinion), counsel to Parent, and Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion), counsel to the Company, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, in form and substance mutually agreeable to the Company and Parent, containing representations of the Company as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 9.2(g) and Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 9.3(f).

(b) Parent shall use its reasonable best efforts to (i) obtain the opinions of counsel referred to in Section 9.3(e) and Section 9.2(g), (ii) deliver to Hogan Lovells US LLP (or such other counsel rendering such opinion), counsel to Parent, the Company, and Weil, Gotshal & Manges LLP (or such other counsel as may be rendering the opinion referred to in Section 9.2(f)), tax representation letters, dated as of the effective date of the Form S-4 and Closing Date, respectively, in substantially in the form attached hereto as Exhibit G, with such changes as are mutually agreeable to the Company and Parent (such agreement not to be unreasonably withheld), and signed by an officer of Parent and Parent OP, containing representations of Parent and Parent OP reasonably necessary or appropriate to enable Hogan Lovells US LLP (or such other counsel rendering such opinion) to render the tax opinion described in Section 9.3(e) and Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion) to render the tax opinion described in Section 9.2(f), and (iii) deliver to Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion), counsel to the Company, and Hogan Lovells US LLP (or such other counsel rendering such opinion), counsel to Parent, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance mutually agreeable to Parent and the Company, containing representations of Parent as shall be reasonably necessary or appropriate to enable Weil, Gotshal & Manges LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 9.3(f), and Hogan Lovells US LLP (or such other counsel rendering such opinion) to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 9.2(g).

(c) Each of Parent and the Company shall use its reasonable best efforts to cause the REIT Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein. Neither Parent nor the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the REIT Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(d) The Company shall distribute cash to its stockholders in its taxable year ending with the REIT Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the REIT Merger (taking into account all distributions made by the Company prior to the REIT Merger Effective Time) such that the Company will not be subject to Tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending with the REIT Merger.

(e) Each of the Parent Parties and Mercury covenants and agrees that it will cause New Parent OP to cause the proceeds of the Debt Issuance and Distribution or Bridge Financing and Distribution, as the case may be, to be distributed and paid at the direction of Parent OP (or, in the event Parent elects to modify the transactions contemplated by Article II and Article III in accordance with Section 2.7, the Partnership Surviving Entity) directly from the Debt Financing Sources to the applicable holders of the Redeemed Units. Each of the parties covenants and agrees to report the proceeds of the Debt Issuance and Distribution or Bridge Financing and Distribution, as the case may be as traceable to such distribution within the meaning of Treasury Regulations Section 1.163-8T.

(f) Parent and Parent OP covenant and agree that Parent OP shall at all times continue to be an entity treated as a disregarded entity for U.S. federal income tax purposes, and neither Parent nor Parent OP nor any other Parent Party shall take any action that would cause Parent OP to be treated as other than a disregarded entity for U.S. federal income tax purposes.

(g) The Company shall take all necessary actions, including, but not limited to, any corporate reorganization under applicable state Law or the filing of any tax election on IRS Form 8832, to ensure that any Company Subsidiary that is a Qualified REIT Subsidiary as of the date of this Agreement shall be treated as a disregarded entity that is not a Qualified REIT Subsidiary for U.S. federal, state and local income Tax purposes prior to the Closing Date.

(h) Each of the Parties shall (and shall cause their respective Affiliates to): (a) reasonably assist the other party in preparing any Tax Returns of the Company and each Company Subsidiary which such other party is responsible for preparing and filing; (b) cooperate as reasonably requested in preparing for and defending any audits of, or disputes with, any Governmental Authority regarding any Tax Returns of the Company and each Company Subsidiary; and (c) make available to the other as reasonably requested all information, records, and documents relating to Taxes of the Company and each Company Subsidiary.

(i) True Lease Analysis.

(i) In the event that prior to the Closing Date, (i) either Mercury or Parent reasonably determines that in order to support the A&R Master Lease being characterized as a “true lease” for U.S. federal income tax purposes, or (ii) Parent determines that in order to obtain requisite legal opinions that the A&R Master Lease constitutes a “true lease” for purposes of Section 365(d) of the bankruptcy code and not a secured loan or a lease intended as security, in a bankruptcy proceeding, it is appropriate or advisable to modify the Rent payable during the first

Lease Year of the first Renewal Term (the “First Renewal Lease Year”) such that the Rent under the A&R Master Lease during the First Renewal Lease Year shall be reset to be equal to the greater of (A) the Rent for the immediately preceding Lease Year, and (B) the Fair Market Rent, then, in any such event, either Mercury or Parent shall have the right to require that the form of A&R Master Lease attached hereto as Exhibit K be modified to provide that the Rent payable during the First Renewal Lease Year shall be the greater of (A) the Rent for the immediately preceding Lease Year, and (B) the Fair Market Rent and the Rent determined in accordance with the foregoing shall be payable throughout the remainder of the first Renewal Term except that the Rent shall increase on the first day of each subsequent Lease Year of the first Renewal Term to an amount equal to the sum of (x) the Rent for the immediately preceding Lease Year, and (y) the Escalation. Mercury and Parent shall cooperate with each other in retaining appraisers, attorneys and any other professionals to assist in the foregoing determination (collectively, the “True Lease Analysis”). All terms used in this Section 8.14(i) but not otherwise defined in this Agreement shall have the respective meanings ascribed thereto in the form of A&R Master Lease attached hereto as Exhibit K.

(ii) All costs and expenses reasonably incurred by Mercury and Parent in connection with the True Lease Analysis shall be shared 50/50 by Mercury and Parent and any opinions, appraisals or other work product shall be issued jointly to Mercury and Parent.

Section 8.15 Merger Subs; Subsidiaries. Parent shall cause the other Parent Parties and its and their Subsidiaries, the Company shall cause the other Company Parties and its and their Subsidiaries, and Mercury shall cause the other Mercury Parties to comply with and perform all of its obligations under or relating to this Agreement on the terms and conditions set forth in this Agreement.

Section 8.16 Employee Benefit Matters.

(a) For a period of twelve (12) months immediately following the REIT Merger Effective Time (or if shorter, during the period of employment), Parent shall provide, or shall cause to be provided, to each employee of the Company or any Company Subsidiary who continues to be employed by Parent or its Subsidiaries as of the REIT Merger Effective Time (each, a “Continuing Employee”) with (i) an annual base salary or wage rate that is no less favorable than that provided to each such Continuing Employee immediately prior to the REIT Merger Effective Time, (ii) target annual cash and long-term incentive compensation opportunities that are no less favorable than those provided to each such Continuing Employee immediately prior to the REIT Merger Effective Time, and (iii) employee benefits (including severance) that are no less favorable in the aggregate than those provided to each such Continuing Employee immediately prior to the REIT Merger Effective Time. For the avoidance of doubt, nothing in this Agreement shall require Parent or the Company or any of their respective Subsidiaries to employ any Person after the REIT Merger Effective Time, nor shall it alter the at-will employment status of any employee of Parent or the Company or any of their respective Subsidiaries.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any Parent Benefit Plan in which any Continuing Employee is eligible to participate on or after the REIT Merger Effective Time (excluding the Company Benefit Plans) (the “New Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company and its respective predecessors before the REIT Merger Effective Time, to the same extent as such Continuing Employee was entitled, before the REIT Merger Effective Time, to credit for such service under a comparable Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the REIT Merger Effective Time; provided, that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of eligibility, vesting or benefit accruals under any defined benefit pension plan, and (iii) for purposes of vesting under any future long-term incentive plan grants. In addition, and without limiting the generality of the foregoing, for any New Plans that provide welfare benefits (“Purchaser Welfare Company Benefit Plans”), Parent and the REIT Surviving Entity shall (A) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, related to participation and coverage requirements applicable to each Continuing Employee (and each covered dependent, spouse or beneficiary) under any Purchaser Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under the comparable Company Benefit Plan, and (B) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each Continuing Employee (and each covered dependent, spouse or beneficiary) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee (or covered dependent, spouse or beneficiary) under the Company Benefit Plans during the relevant plan year, up to and including the REIT Merger Effective Time.

(c) For the performance year during which the Closing occurs, each participant in a Company Benefit Plan that is an annual cash incentive bonus plan (each plan, a “Company Incentive Plan” and each participant, a “Bonus Eligible Participant”) shall be eligible to receive a cash bonus for such performance year in accordance with Section 8.16(a); provided that the amount of such cash bonus in respect of the portion of the performance year prior to the REIT Merger Effective Time (the “Pre-Closing Bonus”) shall be equal to the pro rata portion of such participant’s annual cash bonus under the Company Incentive Plan based on attainment of the applicable performance measures at the actual level of performance, as determined in good faith and consistent with past practice by the Company Board prior to the REIT Merger Effective Time, for the portion of the performance period elapsed prior to the Closing, with such Pre-Closing Bonus payable to such Bonus Eligible Participant within thirty (30) days following the REIT Merger Effective Time, subject to such Bonus Eligible Participant’s continued employment through and including the REIT Merger Effective Time.

(d) Parent shall be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any current employee of the Company or any Company Subsidiary as of immediately prior to the REIT Merger Effective Time (or any eligible dependent thereof) who becomes an “M&A qualified beneficiary” as defined in Q&A-4 of Treasury Regulations Section 54.4980B-9 in connection with the transactions contemplated by this Agreement.

(e) The provisions of this Section 8.16 are solely for the benefit of the Parties. No current or former employee, director or other individual service provider of the Company or any Company Subsidiary shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or any

other employee benefit plan, program, policy, agreement or arrangement for any purpose. Without limiting the generality of the foregoing in this Section 8.16, nothing contained in this Agreement shall otherwise obligate Parent, Company, Company LP or any of their respective Affiliates to (i) maintain any particular benefit plan or (ii) retain the employment or services of any current or former employee, director or other individual service provider.

Section 8.17 Treatment of Company Benefit Plans.

(a) Unless otherwise requested by Parent in writing, no less than five (5) Business Days prior to the Closing Date, the Company shall provide a copy of resolutions adopted by the Company Board or a Company Subsidiary’s board of directors, as applicable, (i) authorizing and effectuating the termination of employee contributions to the Mercury 401(k) Savings Plan (the “Mercury 401(k) Plan”), effective no later than immediately prior to the Closing Date, (ii) authorizing the termination of participation of the Company in the Mercury 401(k) Plan, effective as of immediately prior to the Closing Date, (iii) authorizing and effectuating the termination of the Company Equity Incentive Plan, and the Company LP’s Nonqualified Deferred Compensation Plan, effective as of the REIT Merger Effective Time and (iv) authorizing and effectuating the termination of active coverage under all Company Benefit Plans providing health and welfare benefits, effective as of the Closing Date (provided that the foregoing shall not limit Section 8.16).

(b) Subject to the final sentence of this Section 8.17(b), effective as of immediately prior to the REIT Merger Effective Time, but subject to consummation of the REIT Merger, (i) Mercury or one of its Affiliates (other than the Company Parties and any Company Subsidiaries) shall establish a new deferred compensation plan or designate an existing deferred compensation plan sponsored by Mercury or one of its Affiliates (other than the Company Parties and any Company Subsidiaries) (a “Mercury DCP”), in each case with terms and conditions that are substantially similar to the Company’s 2016 Deferred Compensation Plan for Non-Employee Directors (the “Company DCP”); (ii) Mercury or one of its Affiliates (other than the Company Parties and any Company Subsidiaries) shall establish a new “rabbi trust” (within the meaning of Revenue Procedure 92-64) or designate an existing “rabbi trust” sponsored by Mercury or one of its Affiliates (other than the Company Parties and any Company Subsidiaries) (any such “rabbi trust”, the “Mercury Rabbi Trust”); (iii) the Company shall assign to the Mercury DCP (the “DCP Assignment”), and Mercury shall cause the Mercury DCP to assume (the “DCP Assumption ”), any and all liabilities and obligations (including, without limitation, all Company DSUs) under the Company DCP relating to the individuals set forth on Section 8.17(b) of the Company Disclosure Letter (such individuals, the “Designated Directors” and such liabilities and obligations, the “DCP Assumed Interests”); (iv) the Company shall adopt such resolutions and take all such other actions that may be reasonably necessary to effectuate the DCP Assignment, including specifically and without limitation, obtaining prior written consent from each and every of the Designated Directors, (A) consenting to such DCP Assignment, (B) consenting to Mercury’s being solely responsible as of the REIT Merger Effective Time for the payment of all DCP Assumed Interests and any additional amounts that may accrue following the REIT Merger Effective Time with respect to the DCP Assumed Interests in accordance with the Mercury

DCP, and (C) releasing the Company, Parent, their respective Affiliates (other than Mercury and its Affiliates), and each of their respective successors and assigns from any and all liabilities and obligations with respect to the DCP Assumed Interests and any additional amounts that may accrue following the REIT Merger Effective Time with respect to the DCP Assumed Interests in accordance with the Mercury DCP; (v) Mercury shall adopt such resolutions and take all such other actions that may be reasonably necessary (A) to effectuate the DCP Assumption, (B) to credit each Designated Director under the Mercury DCP with the full amount of his or her account balances, vested benefits, or other interests, as applicable, as of the REIT Merger Effective Time under the Company DCP and to honor such Designated Director’s existing participant deferral elections, (C) to arrange for the deposit into the Mercury Rabbi Trust of all amounts otherwise payable pursuant to this Agreement to each holder of a Company DSU subject to the terms of the Company DCP who is a Designated Director, and (D) to provide that from and after the REIT Merger Effective Time, Mercury shall be solely responsible for the payment of all DCP Assumed Interests and any additional amounts that may accrue following the REIT Merger Effective Time with respect to the DCP Assumed Interests in accordance with the Mercury DCP; and (vi) the Company shall obtain the written resignation from service of each director of the Company. All such resolutions, forms of consent, and forms of resignation shall be subject to Parent’s prior review and comment, and the Company and Mercury shall implement all reasonable and timely comments from Parent thereon. No later than two (2) Business Days prior to the Closing Date, the Company and Mercury shall deliver to Parent executed copies of the Mercury DCP, the Mercury Rabbi Trust, all resolutions adopted in connection with this Section 8.17(b), the consent contemplated by this Section 8.17(b) from each and every of the Designated Directors, and the written resignations contemplated by this Section 8.17(b) from each director of the Company, and absent such timely and complete delivery, notwithstanding anything to the contrary in this Section 8.17(b) or any of such executed arrangements (which shall be specifically effective conditioned upon full and timely satisfaction of this Section 8.17(b)), neither the DCP Assignment nor the DCP Assumption shall become effective, and alternatively, Parent shall adopt such resolutions and take all such other actions that may be reasonably necessary to terminate the Company DCP effective as of immediately following the REIT Merger Effective Time, subject to compliance with Section 409A of the Code.

Section 8.18 Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, share transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, each of the REIT Surviving Entity and the Partnership Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Shares or holders of the Company Partnership Units, all Transfer Taxes.

Section 8.19 Related Party Agreements. The Company Parties shall terminate the agreements set forth on Schedule 8.19 of the Company Disclosure Letter (the “Related Party Agreements”) effective as of the Closing Date.

Section 8.20 Transaction Agreements. At the Closing, the applicable Parties shall, and shall cause their Affiliates to, enter into the New Parent OP LLCA in substantially the form attached hereto as Exhibit B (with such changes made by Parent as may be required by any Gaming Authority), a tax protection agreement in the form attached hereto as Exhibit J (the “Tax Protection Agreement”), an amended and restated master lease (the “A&R Master Lease”) in the form attached hereto as Exhibit K, an amended and restated guaranty in the form attached as Exhibit E to the A&R Master Lease (the “Mercury Guaranty”) and a trademark license agreement in the form attached as Exhibit L (the “Trademark License Agreement”).

Section 8.21 Guaranty Release. At or prior to the Closing, Parent shall use commercially reasonable efforts to obtain from the NH Landlord and deliver to Mercury a release of Mercury and its Affiliates (excluding the Company and its Subsidiaries) from all obligations and liabilities arising from and after the Closing Date under the NH Guaranty, in form and substance reasonably acceptable to Mercury. In the event Parent does not obtain and deliver such a release, from and after the Closing, Parent shall have no further obligations with respect to such release.

Section 8.22 Reserved.

Section 8.23 Financing.

(a) From the date hereof and until the Closing, subject to the limitations set forth below, the Company Parties shall use reasonable best efforts to provide to the Parent Parties, and shall use reasonable best efforts to cause the consolidated Company Subsidiaries, the respective officers and employees of the Company and the consolidated Company Subsidiaries to provide to the Parent Parties, and shall instruct and use its reasonable best efforts to cause the Representatives of the Company and the consolidated Company Subsidiaries to cooperate with the Parent Parties as reasonably requested by Parent, with respect to the Debt Financing, and as is customary for financings of the type contemplated by the Debt Commitment Letter, and at Parent’s sole expense, in connection with Parent’s arrangement of, and obtaining the proceeds of, (i) the Debt Financing (including, for purposes of this Section 8.23(a), an offering of debt securities of the type contemplated by the Debt Commitment Letter), (ii) the New Debt Offering and (iii) one or more offerings of equity or equity-linked securities of Parent (the “Equity Financing” and together with the Debt Financing and the New Debt Offering, the “Financing”) for cash that Parent may pursue prior to the Closing Date; provided, however, that such cooperation shall not be required to the extent it would: (i) require (A) the entry by the Company or any of the Company Subsidiaries into any agreement the effectiveness of which is, or any of such Company’s or Company Subsidiary’s obligations thereunder are, not conditioned on the Closing (other than customary authorization letters in connection with any syndication materials related to the Financing) or (B) the Company, any Company Subsidiary or any of their pre-Closing directors, officers, managers, general partners or employees to execute, deliver or enter into, approve or perform any agreement, document or instrument with respect to the Financing (other than customary authorization letters in connection with any syndication materials related to the Financing), (ii) unreasonably interfere with the normal operations of the Company and the Company Subsidiaries, (iii) include any actions that would reasonably be expected to (A) result in a violation of any material contract or confidentiality agreement or any Law, or the loss of any legal privilege, or (B) cause any representation, warranty, covenant or other obligation of the Company Parties in this Agreement to be breached or any condition to Closing to fail to be satisfied, (iv) involve consenting to the pre-filing of UCC-1s or any other grant of Liens or other encumbrances prior to the Closing, (v) require the giving of representations or warranties to any third parties (other than pursuant to customary authorization letters in connection with any syndication materials related to the Financing) or the indemnification thereof, (vi) require the waiver or amendment of any terms of this Agreement or the payment of any fees or expenses for which the Company is not entitled to reimbursement or the incurrence of any liabilities whatsoever prior to the Closing, (vii) cause any director, officer or employee of the Company or any Company Subsidiary to incur any personal liability (including that none of the board of directors of Company or any Company Subsidiary shall be required to enter into any resolutions or take any similar action approving the Financing until the Closing has occurred or is to occur concurrently with such action), (viii) require the preparation or delivery of any projections or pro forma financial information (other than such financial and other information requested by Parent in connection with Parent’s preparation of pro forma financial statements; it being understand and agreed that Parent shall be responsible for the preparation of any pro forma financial statements for the Debt Financing and that the Company shall not be required to provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (or otherwise prepare pro forma financial information or post-Closing financial information)), (ix) prepare any financial statements or information that is not available to the Company and the consolidated Company Subsidiaries and prepared by and with respect to the Company and the consolidated Company Subsidiaries in the ordinary course of its financial reporting practice or (x) require delivery of any legal opinions. Subject to the foregoing limitations, such cooperation will include using reasonable best efforts to (A) make appropriate members of senior management of the Company and the consolidated Company Subsidiaries available for participation in a reasonable number of virtual meetings, conference calls, due diligence sessions, roadshows, and rating agency presentations, in each case, upon reasonable notice at mutually agreed upon times and places; (B) assist in the preparation of a customary bank information memorandum (including, to the extent necessary, additional bank information memoranda that do not contain material non-public information), offering memorandum, prospectus, lender presentation, investor presentation, marketing materials and similar marketing and syndication documents, customary materials for rating agency presentations, and customary authorization letters containing (x) a representation to the Lenders that the public side versions of such documents do not include material non-public information about the Company and the consolidated Company Subsidiaries or their securities and (y) a “10b-5” representation by the Company consistent with the Debt Commitment Letter (and execute such authorization letters); (C) prepare and furnish to the Parent Parties and the Lenders the Required Financing Information; (D) furnish the Parent Parties as promptly as reasonably practicable upon request by the Parent Parties with all financial statements, financial data and other information regarding the Company Parties of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a public offering of securities of any of the Parent Parties (including for use in preparation of pro forma financial statements of the Parent Parties); (E) cause the independent auditors of the Company to provide, consistent with customary practice (including by furnishing customary officer representation letters), customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) (with customary bring-down comfort letters delivered on the closing date of any such offering) with respect to financial information relating to the Company and the consolidated Company Subsidiaries and be available for participation in a reasonable number of virtual due diligence sessions as reasonably requested by Parent and necessary or customary for financings similar to the Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) or for any other offering of securities of any of the Parent Parties (including for use in preparation of pro forma financial statements of any of the Parent Parties); (F) assist reasonably with the preparation of definitive financing documentation and the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation; (G) facilitate the pledging from and after the Closing of collateral for the Debt Financing (including delivery of original stock certificates and original stock powers of the consolidated Company Subsidiaries to the extent required on the Closing Date in connection with the Debt Financing); (H) cooperate with Parent in obtaining customary appraisals, surveys, flood searches, non-intrusive environmental assessment and other customary collateral- related diligence, in each case to the extent necessary or advisable to obtain any portion of the Financing upon reasonable prior notice during normal business hours; (I) provide to Parent and the Lenders at least three (3) Business Days prior to the Closing Date, to the extent requested in writing at least ten (10) Business Days prior to the Closing Date, (1) all documentation and other information regarding the Company and the Company Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (2) if the Company or any of the consolidated Company Subsidiaries qualify as “legal entity customers” under the Beneficial Ownership Regulation, information regarding the Company or any of the consolidated Company Subsidiaries necessary to complete a Beneficial Ownership Certification with respect to the Company or any of the consolidated Company Subsidiaries; (J) assisting Parent in obtaining any corporate, facility or debt securities ratings from any ratings agencies contemplated by the Debt Financing or New Debt Offering; and (K) promptly after obtaining knowledge thereof, supplementing the written information provided pursuant to this Section 8.23 to the extent that any such information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading. Parent agrees that the effectiveness of any documents executed by or on behalf of the Company or any of the Company Subsidiaries in connection with the Financing shall be subject to, and shall not be effective until, the consummation of the Closing. All non-public or otherwise confidential information regarding Company or any of the Company Subsidiaries obtained by the Parent pursuant to this Section 8.23 shall be kept confidential in accordance with the Nondisclosure Agreement, except that the Parent Parties shall be permitted to disclose such information (a) to rating agencies, the Lenders and potential Lenders, participants, prospective participants, investors, prospective investors, underwriters, prospective underwriters, securities placement agents, prospective securities placement agents, hedging counterparties or prospective hedging counterparties, subject to the acknowledgment and agreement by such recipient that such information is being disseminated on a confidential basis and that such recipient shall not disclose such information to any other Person, subject only to customary exceptions in no event more extensive than those set forth in the confidentiality provisions of the Debt Commitment Letter as in effect as of the date hereof (including, without limitation, as agreed in any confidential information memorandum or other marketing materials, which may be by “click-through” agreement or other affirmative action on the part of the recipient to access such information) in accordance with standard syndication processes or customary market standards for dissemination of such type of information and (b) in any offering memorandum, provided, in the case of this clause (b) that (i) Parent provides to the Company a draft of such offering memorandum reasonably in advance of the distribution thereof, (ii) confidential information of the type included in such draft offering memorandum is customarily disclosed in offering memoranda for offerings of debt securities pursuant to Rule 144A or public offering of equity securities or equity-linked securities of a type similar to that being arranged by the Parent and (iii) to the extent the Company determines that it is necessary or desirable for the Company (or its Affiliates) to file a Current Report on Form

8-K pursuant to the Exchange Act, as amended, that contains material non-public information with respect to the Company or any of the Company Subsidiaries contained in any such offering memorandum, Parent shall give the Company (or its Affiliate) an opportunity to file such Current Report on Form 8-K before Parent distributes such offering memorandum. As a condition to the Company Parties’ obligations pursuant to this Section 8.23, Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees and expenses and disbursements) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation contemplated by this Section 8.23. The Company consents to the customary and reasonable use of its logos solely in connection with any Financing from the date hereof until the Closing in a form and manner consistent with the Company’s use of its logos; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company, any of the Company Subsidiaries or any of their Affiliates or the reputation or goodwill of the Company, any of the Company Subsidiaries or any of their Affiliates and all use thereof shall inure to the benefit of the Company.

(b) Parent shall not permit any assignment, amendment or modification to be made to, or any waiver of any provision or remedy under, any Debt Commitment Letter, in each case without obtaining the Company’s prior written consent if such assignment, amendment, modification or waiver (i) reduces the aggregate amount of the Debt Financing to an amount such that the Closing could not be consummated, (ii) imposes any additional (or adversely modifies any existing) condition precedent to the availability of the Debt Financing, (iii) adversely impacts the ability of Parent OP to enforce its rights against the other parties to the Debt Commitment Letter or (iv) would otherwise reasonably be expected to prevent, impede or delay the funding of the Debt Financing on the Closing Date or the consummation of the transactions contemplated by this Agreement; provided, that in the case of clause (i), to the extent that the aggregate amount of the Debt Financing is reduced pursuant to the terms of the Debt Commitment Letter by virtue of (1) obtaining alternative committed financing, such alternative financing shall comply with the requirements set forth in clauses (ii) – (iv) of this sentence, and (2) the funding of alternative financing or obtaining proceeds from non-ordinary course asset sales or other dispositions of property, or incurrence of debt or issuances of equity; provided further that Parent OP shall be permitted to amend, restate, supplement or otherwise modify the Debt Commitment Letter to add additional agents, co-agents, lenders, arrangers, lead arrangers, co-arrangers, co-lead arrangers, book-runners, co-booker-runners, managers, co-managers, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof, without obtaining the Company’s prior written consent, subject to the limitations set forth in this Section 8.23(b). In addition to the foregoing, Parent OP shall not release or consent to the termination of the Debt Commitment Letter or of any Lender except (i) for replacements of Lenders in accordance with the Debt Commitment Letter as in effect as of the date hereof, (ii) for replacements of the Debt Commitment Letter with alternative financing in accordance with Section 8.23(d), (iii) in connection with the reduction or termination of any Lender’s commitment pursuant to the terms of the Debt Commitment Letter in connection with obtaining alternative committed financing or the funding of alternative financing or obtaining proceeds from non-ordinary course asset sales or other dispositions of property, or incurrence of debt or issuances of equity or (iv) with the Company’s prior written consent.

(c) Subject to Section 2.1(c), the Parent Parties shall use their reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby as promptly as practicable on the terms and conditions described in each Debt Commitment Letter, including by using its reasonable best efforts to (i) maintain in effect each Debt Commitment Letter, (ii) comply with its obligations under each Debt Commitment Letter, (iii) as promptly as practicable negotiate, execute and deliver definitive agreements with respect to each Debt Commitment Letter on the terms and conditions contained therein, (iv) satisfy on a timely basis all conditions and obligations applicable to any Parent Party in each Debt Commitment Letter and such definitive agreements that are within its control, and (v) upon satisfaction or waiver of the conditions set forth in Section 9.1 and Section 9.2 and in the Debt Commitment Letter (other than those conditions that, by their terms, are to be satisfied at Closing), consummate the Debt Financing at the Closing (which, for the avoidance of doubt, shall include agreeing to consummate the Debt Financing even if any flex rights are exercised to their maximum extent).

(d) If any portion of the Debt Financing becomes unavailable on the terms (including any flex rights) and conditions contemplated in the Debt Commitment Letter, the Parent Parties shall use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, (i) alternative financing for any such portion from alternative sources and (ii) one or more new Debt Commitment Letters and new definitive agreements with respect to such alternative financing that provides for financing (A) not imposing any new or additional condition or otherwise expanding any condition to draw and other terms that would reasonably be expected to affect the availability thereof at Closing and (B) in an amount that is sufficient, when added to any portion of the Debt Financing that is available and other sources of cash available to Parent, to pay in cash all of the Required Amount. Parent shall promptly provide to the Company a copy of any new Debt Commitment Letters and any fee letter (as redacted to remove any fees, interest rates, “market flex” rights, and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of such alternative financing) in connection therewith. If any new Debt Commitment Letters are obtained, (x) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include such new Debt Commitment Letters to the extent still then in effect (together with any accompanying fee letter), (y) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing and (z) any reference in this Agreement to the “Lenders” shall be deemed to include the lender parties to such new Debt Commitment Letter to the extent still then in effect.

(e) Parent shall (i) as requested by the Company in writing from time to time, keep the Company reasonably informed on a reasonably current basis in reasonable detail of all material activity concerning the Financing (including the status of its efforts to obtain the Financing or any alternative financing pursuant to Section 8.23(d)) and (ii) promptly provide Company with copies of all executed amendments, modifications or replacements of any Debt Commitment Letter (it being understood that any amendments, modifications or replacements shall only be as permitted herein) and all material definitive agreements related to the Financing, and such other reasonable updates as shall be reasonably requested by the Company for purposes of monitoring the progress of the financing activities; provided, however, that nothing in this sentence or the immediately preceding sentence shall require any Parent Party to disclose any information that is subject to the attorney-client privilege or the disclosure of which would result in the breach of any of the Parent Parties’ confidentiality obligations. Without limiting the generality of the foregoing, Parent shall promptly notify the Company (A) of any actual or threatened breach or default by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent becomes aware, (B) of the receipt by the Parent of any written notice or written communication from any Lender with respect to any breach (or threatened breach) or default (or any event or circumstance that could reasonably be expected to give rise to any breach or default), or any termination or repudiation, in each case by any party to the Debt Commitment Letter or any definitive agreements related to the Debt Financing of any provisions of the Debt Commitment Letter or such definitive agreements and (C) if for any reason Parent OP at any time believes it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or any definitive agreements related to the Debt Financing.

(f) If, at any time from the date hereof and until Closing, Mercury is not subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision and Parent is required to include in any of its SEC filings with the financial information of Mercury, Mercury shall (i) deliver to Parent, no later than fifteen (15) days before Parent’s applicable Form 10-K filing deadline following the end of Parent’s fiscal year, audited financial statements of Mercury that would be required by Rules 3-01 and 3-02 of Regulation S-X if Mercury were subject to Section 13(a) or 15(d) of the Exchange Act, (ii) deliver to Parent, no later than five (5) days before Parent’s applicable Form 10-Q filing deadline following the end of each of the first three (3) fiscal quarters of each fiscal year of Parent, unaudited financial statements of Mercury that would be required by Rule 10-01 of Regulation S-X if Mercury were subject to Section 13(a) or 15(d) of the Exchange Act and (iii) use its commercially reasonable efforts to cause Mercury’s auditors to deliver such consents as are reasonably requested by Parent in order to comply with its SEC financial reporting obligations. For the avoidance of doubt, any such obligations of Mercury under this Section 8.23(f) (to the extent Mercury is not subject to Section 13(a) or 15(d) of the Exchange Act) shall be at Parent’s sole expense and Parent will promptly reimburse Mercury for any costs and expenses incurred by Mercury in connection with its performance hereunder.

(g) For the avoidance of doubt, the Parent Parties’ obligations to consummate the transactions contemplated by this Agreement are not conditioned on the Debt Financing (including any alternative financing pursuant to Section 8.23(d)), the Equity Financing or any other financing pursuant to this Section 8.23 being obtained.

(h) In the event that any Debt Financing is secured by a mortgage, deed of trust or other security instrument on any Company Property (a “Facility Mortgage”), the Parent Parties shall deliver to the Company Parties at Closing with respect to each Facility Mortgage, a subordination, non-disturbance and attornment agreement substantially in the form attached as Exhibit F-2 to the A&R Master Lease or as otherwise reasonably satisfactory to the tenant and the Debt Financing Sources and executed by the holder of the applicable Facility Mortgage.

Section 8.24 Cooperation as to Certain Indebtedness. Parent or one of its Subsidiaries may (a) make one or more offers to exchange any or all of the outstanding debt issued under the Company Indentures for securities issued by Parent OP or the Partnership Surviving Entity (or their Affiliates) (the “Offers to Exchange”); and/or (b) solicit the consent of the holders of debt issued under the Company Indentures regarding certain proposed amendments to the applicable Company Indentures (the “Consent Solicitations” and, together with the Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall not be consummated until the Closing and any such transaction shall be funded using consideration provided by Parent. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Company Indentures and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall provide the Company with the necessary offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall, and shall use commercially reasonable efforts to cause the trustee under the applicable Company Indenture to, execute a supplemental indenture to the applicable Company Indenture in accordance with the terms thereof amending the terms and provisions of such Company Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent (each, a “Company Supplemental Indenture”); provided that such supplemental indenture shall not become operative prior to Closing. The Company shall, and shall cause each of its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all reasonable and customary cooperation and information customary for transactions of the type contemplated by the Company Note Offers and Consent Solicitations, and consistent with the cooperation to be provided by the Company, the Company Subsidiaries and the respective officers and employees of the Company and the Company Subsidiaries as set forth in Section 8.23(a) with respect to the Financing, as may be reasonably requested by Parent in writing to assist Parent in connection with any Company Note Offers and Consent Solicitations (including, but not limited to, providing such reasonably requested information to the information agent or other agent for the Company Note Offers and Consent Solicitations in order for it to provide bondholder identification reports, and upon Parent’s written request, using reasonable best efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations); provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations other than, in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall (x) deliver customary officers’ certificates and (y) customary legal opinions to the trustee under the applicable Company Indenture in the form required by the applicable Company Indenture, in each case, to the extent such certificates and opinions would not conflict with applicable Laws. Any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its

Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the applicable Company Indenture. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing.

Section 8.25 Existing Indebtedness; Swap Transactions.

(a) Prior to the Closing Date, the Company shall deliver to Parent executed payoff letters (and shall use reasonable best efforts to deliver to Parent drafts of such payoff letters on or before the third (3rd) Business Day prior to the Closing Date), in customary form, from any of the holders (or the agent or trustee on behalf thereof) of Indebtedness under the agreements set forth in the definition of Existing Credit Facility, which shall (i) include the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations (other than indemnity and contingent liabilities) and all fees, costs and expenses under the applicable agreements evidencing such Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, (ii) provide that upon receipt of the applicable payoff amounts, the applicable agreements evidencing such Indebtedness shall be terminated (other than any provisions that by their terms survive the termination thereof), (iii) provide that all Liens on the assets and properties of the Company and the Company Subsidiaries (including the equity interests thereof) securing any such Indebtedness and all guarantees of such Indebtedness by the Company and the Company Subsidiaries shall be, upon the payment of the applicable payoff amounts on the Closing Date, released and terminated and (iv) include a customary commitment by such holders (or such agent or trustee on behalf thereof) to execute and provide documentation and filings reasonably necessary to evidence the release or termination of such Liens (which release and termination shall be at the Company’s expense).

(b) Upon the delivery of a written notice by Parent to the Company at least ten (10) Business Days prior to the Closing, Parent may elect to cause the Company to seek terminate any outstanding interest rate swap, forward purchase contract or any other similar contract or agreement relating to any hedging, derivative or swap transaction entered in by the Company or any Company Subsidiary, including without limitation, those agreements and transactions set forth on Section 8.25(b) of the Parent Disclosure Letter, in each case subject to and contingent upon the Closing, in which case the Company Parties and the Parent Parties shall cooperate in taking any steps as may be reasonably required to terminate such agreements and settle any outstanding transactions thereunder on terms and conditions approved by Parent, including paying any and all termination amounts, breakage fees or other fees or expenses as may be required in connection therewith, which amounts shall be paid by Parent.

Section 8.26 Post-Closing Books and Records Cooperation. Upon the Closing, to the extent any books, contracts, commitments, records and other information of the Company and its Subsidiaries are not in the possession of the Company and its Subsidiaries, Mercury shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their respective commercially reasonable efforts, to transfer such books and records to Parent as promptly as reasonably practicable at or following the Closing. From the Closing until the eighteen (18) month anniversary of the Closing Date, Mercury shall, and shall cause its Subsidiaries to, make available to Parent and its Affiliates and Representatives, during normal business hours and upon reasonable advanced notice, (i) all relevant books, records, information and data pertaining to the Company Parties and their Subsidiaries that are in the possession of Mercury and its Subsidiary and assist Parent and its Affiliates and Representatives with the migration of such books, records, information and data to Parent and its Subsidiaries and (ii) appropriate employees of Mercury and its Subsidiaries for a reasonable number of virtual meetings to facilitate the orderly transition to Parent of the functions performed by Mercury and its Subsidiaries on behalf of the Company and its Subsidiaries. Notwithstanding the foregoing sentence, from the Closing and for so long as any of the notes issued and outstanding pursuant to the Company Indentures remain outstanding, Mercury shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make available to Parent and its Affiliates and Representatives, during normal business hours and upon reasonable advanced notice, all debt compliance records (including calculations and related data) of the Company Parties and the Company Subsidiaries in its possession or under its control and appropriate employees of Mercury and its Subsidiaries to respond to questions with respect thereto. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Mercury and their Subsidiaries that may result from the requests for books, records and information hereunder. Mercury shall retain the books and records of the Company and its Subsidiaries for a period of eighteen (18) months from the Closing Date and shall not prior to the fifth (5th) anniversary of the Closing Date destroy or otherwise dispose of any such books, records or information of the Company and its Subsidiaries, or any portions thereof, without first giving reasonable prior written notice to Parent and offering to surrender to Parent such books and records or such portions thereof, at Parent’s sole cost and expense; provided that any debt compliance records shall be retained for so long as any notes issued pursuant to the Company Indentures are outstanding and shall not thereafter be destroyed without first giving reasonable prior written notice to Parent and offering to provide to Parent such debt compliance records or such portions thereof, at Parent’s sole cost and expense.

Section 8.27 Springfield MTA. Each of the Company Parties and the Parent Parties will cause the parties to the Springfield MTA to modify the Springfield MTA in order to, among other things as may be agreed to by the parties thereto, provide that, upon the later of (i) the Closing and (ii) the closing of the transactions contemplated by the Springfield MTA (the “Springfield Closing”), the Springfield Property (as defined in the Springfield MTA) will be included in and governed by the A&R Master Lease instead of the Master Lease (as defined in the Springfield MTA). Each of the Company Parties and the Parent Parties acknowledges and agrees that, in the event that the Closing occurs prior to the Springfield Closing, the Rent (as defined in the A&R Master Lease) shall be reduced by an amount equal to Thirty Million Dollars ($30,000,000.00) until the date that the Springfield Property is included in and governed by the A&R Master Lease, at which time the Rent will be increased by an amount equal to Thirty Million Dollars ($30,000,000.00).

Section 8.28 NDOT. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company Parties and the Parent Parties acknowledged and agreed that any Awards (as defined in the A&R Master Lease) received with respect to the Condemnation (as defined in the A&R Master Lease) by the Nevada Department of Transportation as more particularly described on Schedule 4 of the A&R Master Lease shall be treated in accordance with Section 15.3 of the A&R Master Lease if any such Awards are received prior to execution and delivery of the A&R Master Lease and each of the Company Parties and Parent Parties will cause their respective Affiliates to so treat any such Awards.

ARTICLE IX

CONDITIONS

Section 9.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained in accordance with applicable Law.

(b) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers or any other transactions contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Mergers.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Stock Exchange Listing. The Parent Stock Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Gaming Approvals. The Parties shall have received all requisite Gaming Approvals set forth on Section 9.1(f) of the Company Disclosure Letter.

(g) Delivery of A&R Master Lease. MGP Lessor LLC and MGM Lessee, LLC shall have delivered executed counterparts to the A&R Master Lease in the form attached as Exhibit K to be entered into upon the Closing.

Section 9.2 Conditions to Obligations of the Parent Parties. The obligations of Parent, REIT Merger Sub and Parent OP to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Sections 4.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (other than Section 4.3(a) (Capital Structure)), Section 4.4 (Authority), Section 4.8(b) (Absence of Certain Changes or Events), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Brokers) and Section 4.23 (Vote Required) shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, (ii) the representations and warranties set forth in Section 4.3(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, (iii) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, (iv) the representations and warranties set forth in Section 6.1 (Organization and Qualification), Section 6.2 (Authority) and the first sentence of Section 6.4 (Ownership of Company Partnership Units) shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, (v) the representations and warranties set forth in the second sentence of Section 6.4 (Ownership of Company Partnership Units) shall be true and correct in all respects as of the date of this Agreement and as of the Closing and (vi) each of the other representations and warranties of Mercury contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) and clause (vi) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company Parties or Mercury, as applicable.

(b) Performance of Covenants and Obligations of the Company Parties. Each of the Company Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Performance of Covenants and Obligations of Mercury. Mercury shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(d) Material Adverse Effect. Between the date of this Agreement and the Closing Conditions Satisfaction Date, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Material Adverse Effect on the Company Parties.

(e) Delivery of Certificates. (i) The Company shall have delivered to Parent (A) a certificate, dated the Closing Conditions Satisfaction Date and signed by its chief executive officer and chief financial officer on behalf of the Company Parties, certifying to the effect that the conditions set forth in Sections 9.2(a)(i), (a)(ii) and (a)(iii), 9.2(b), and 9.2(d) have been satisfied as of the Closing Conditions Satisfaction Date, and (B) a certificate, dated the Closing Date and signed by its chief executive officer and chief financial officer on behalf of the Company Parties, certifying to the effect that the conditions set forth in Section 9.2(b) have been satisfied during the period between the Closing Conditions Satisfaction Date and the Closing Date, and (ii) Mercury shall have delivered to Parent (A) a certificate, dated the Closing Conditions Satisfaction Date and signed by its chief executive officer and chief financial officer on behalf of Mercury, certifying to the effect that the conditions set forth in Sections 9.2(a)(iv), (a)(v) and (a)(vi) and Section 9.2(c) have been satisfied as of the Closing Conditions Satisfaction Date and (B) a certificate, dated the Closing Date and signed by its chief executive officer and chief financial officer on behalf of Mercury, certifying to the effect that the conditions set forth in Section 9.2(a)(v) and Section 9.2(c) have been satisfied during the period between the Closing Conditions Satisfaction Date and the Closing Date.

(f) Opinion Relating to REIT Qualification. The Company shall have received (and delivered to Parent) a written opinion of Weil, Gotshal & Manges LLP (or if Weil, Gotshal & Manges LLP is unable to issue such opinion, such other counsel reasonably acceptable to Parent), counsel to the Company, dated as of the Closing Date and in form and substance as set forth in Exhibit D attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to Parent) and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2016 through and including its taxable year ended December 31, 2020, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which ends with the REIT Merger, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 8.14(a).

(g) Tax Opinion for Merger. Parent shall have received the written opinion of its counsel, Hogan Lovells US LLP (or if Hogan Lovells US LLP is unable to issue such opinion, such other counsel reasonably acceptable to Parent), dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit I attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to Parent), and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 8.14(b).

(h) Delivery of Redemption Agreement. The Mercury Parties shall have delivered executed counterparts to the Redemption Agreement in the form attached as Exhibit C.

(i) Delivery of New Parent OP LLCA. Mercury and its applicable Subsidiaries shall have delivered executed counterparts to the New Parent OP LLCA in the form attached as Exhibit B (with such changes made by Parent as may be required by any Gaming Authority).

(j) Delivery of Mercury Guarantee and Trademark License Agreement. Mercury shall have delivered an executed counterpart to each of the Mercury Guaranty, in the form attached as Exhibit E to the A&R Master Lease, and the Trademark License Agreement in the form attached as Exhibit L.

Section 9.3 Conditions to Obligations of the Company Parties. The obligations of the Company Parties and Mercury to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company Parties and Mercury at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Sections 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3 (Capital Structure) (other than Section 5.3(a) (Capital Structure)), Section 5.4 (Authority), Section 5.8(b) (Absence of Certain Changes or Events), Section 5.19 (Opinion of Financial Advisor), Section 5.20 (Brokers) and Section 5.24 (Vote Required), shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, (ii) the representations and warranties set forth in Section 5.3(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, and (iii) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Conditions Satisfaction Date, as though made as of the Closing Conditions Satisfaction Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent Parties.

(b) Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Material Adverse Effect. Between the date of this Agreement and the Closing Conditions Satisfaction Date, there shall not have occurred any change, effect, circumstance or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Material Adverse Effect on the Parent Parties.

(d) Delivery of Certificates. Parent shall have delivered to the Company (i) a certificate, dated the Closing Conditions Satisfaction Date and signed by its chief executive officer and chief financial officer (or equivalent officers) on behalf of Parent, REIT Merger Sub and Parent OP, certifying to the effect that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied as of the Closing Conditions Satisfaction Date and (ii) a certificate, dated the Closing Date and signed by its chief executive officer and chief financial officer (or equivalent officers) on behalf of Parent, REIT Merger Sub and Parent OP certifying to the effect that the conditions set forth in Section 9.3(b) have been satisfied during the period between the Closing Conditions Satisfaction Date and the Closing Date.

(e) Opinion Relating to REIT Qualification. Parent shall have received (and delivered to the Company) a written opinion of Hogan Lovells US LLP (or if Hogan Lovells US LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company), counsel to Parent, dated as of the Closing Date and in form and substance as set forth in Exhibit E attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to the Company) and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2017 through and including its taxable year ended December 31, 2020, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the REIT Merger, and future taxable years, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 8.14(b).

(f) Tax Opinion for Merger. The Company shall have received the written opinion of its counsel, Weil, Gotshal & Manges LLP (or if Weil, Gotshal & Manges LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company), dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit H attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to the Company), and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 8.14(a).

(g) Delivery of Redemption Agreement. New Parent OP shall have delivered executed counterparts to the Redemption Agreement in the form attached as Exhibit C.

(h) Delivery of New Parent OP LLCA. Parent OP Holdco shall have delivered executed counterparts to the New Parent OP LLCA in the form attached as Exhibit B (with such changes made by Parent as may be required by any Gaming Authority).

(i) Tax Protection Agreement. Parent and New Parent OP shall have delivered executed counterparts to the Tax Protection Agreement in the form attached as Exhibit J to be entered into upon the Closing.

ARTICLE X

TERMINATION AND FEES

Section 10.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing, notwithstanding the receipt of the Parent Shareholder Approval or the Company Shareholder Approval (except as otherwise specified in this Section 10.1):

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before the fifteen (15) month anniversary of the date hereof (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been a principal cause of, or resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority; or

(iii) if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Parent Stock Issuance was taken.

(c) by Parent:

(i) if the Company Parties or Mercury shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Sections 9.2(a), (b) or (c) (a “Company Terminating Breach”), and (B) cannot be cured, or, if curable, is not cured by the Company, the Company LP or Mercury, or waived by Parent by the earlier of (x) the Outside Date and (y) thirty (30) days after the receipt by the Company of written notice of such breach, violation or failure from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(c)(i); or

(ii) if (A) a Company Adverse Recommendation Change shall have occurred, (B) the Written Consent shall not have been delivered by Mercury to the Company and Parent by the Company Shareholder Approval Deadline or (C) Mercury shall have withdrawn or rescinded the Written Consent.

(d) by the Company:

(i) if Parent, REIT Merger Sub or Parent OP shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Sections 9.3(a) or (b) (a “Parent Terminating Breach”), and (B) cannot be cured, or, if curable, is not cured by Parent, or waived by Company by the earlier of (x) the Outside Date and (y) thirty (30) days after the receipt by Parent of written notice of such breach, violation or failure from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(d)(i);

(ii) if a Parent Adverse Recommendation Change shall have occurred; or

(iii) at any time prior to the Parent Shareholder Approval in order to enter into a Company Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 8.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 10.3(b)(iii) is made in full to Parent substantially concurrently with the occurrence of such termination and the entry into such Company Alternative Acquisition Agreement with respect to such Superior Proposal, and in the event that such Company Alternative Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void.

Section 10.2 Notice of Termination; Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Parent Parties, the Company Parties or Mercury, except that the Nondisclosure Agreement and the provisions of Section 8.3(c) (Access to Information; Confidentiality), Section 8.6 (Public Announcements), this Section 10.2 (Notice of Termination; Effect of Termination), Section 10.3 (Fees and Expenses) and Article XI (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination of this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “willful and intentional breach” means a material breach that is a consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement (it being understood that the failure of the Company or the Company LP, on the one hand, or Parent, REIT Merger Sub or Parent OP, on the other hand, to consummate the Mergers when required under the terms of this Agreement will constitute a willful and intentional breach).

Section 10.3 Fees and Expenses.

(a) Except as otherwise provided in Section 8.8(d) or this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that:

(i) (A)(x) this Agreement is terminated by Parent pursuant to Section 10.1(c)(i), and after the date hereof and prior to the breach giving rise to such right of termination, an Acquisition Proposal with respect to the Company (with, for all purposes of this Section 10.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Conflicts Committee and/or the Company Board, or (y) this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(i), and prior to such termination, an Acquisition Proposal with respect to the Company has been publicly announced, disclosed or otherwise communicated to the Company or the Company Board (or any committee thereof), and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal is consummated or the Company enters into a Company Alternative Acquisition Agreement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) that is later consummated;

(ii) this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 10.1(d)(iii);

then, in any such event, the Company shall pay to Parent the Company Termination Fee (as defined below), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the earlier of execution of a definitive agreement with respect to, submission to the shareholders of the Company of, or the consummation of any transaction contemplated by an Acquisition Proposal with respect to the Company, in the case of a Company

Termination Fee payable pursuant to Section 10.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(ii) and (z) concurrently with the termination in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(iii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or intentional and willful misconduct as expressly provided below, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee, together with any amounts due under Section 10.3(d), shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Company Parties or Company Subsidiaries and each of their respective former, current and future trustees, directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future trustee, director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Collective Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, the Mergers and the other transactions contemplated hereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such Company Termination Fee no Collective Company Party shall have any further liability or obligation relating to or arising out of this Agreement, the Mergers or the other transactions contemplated hereby; provided, that neither the Company, the Company LP or Mercury shall be relieved from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach (as defined in Section 10.2 above) of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement.

(c) In the event that:

(i) (A)(x) this Agreement is terminated by the Company pursuant to Section 10.1(d)(i), and after the date hereof and prior to the breach giving rise to such right of termination, an Acquisition Proposal with respect to Parent (with, for all purposes of this Section 10.3(c)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Parent Board, (y) this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(i) and prior to such termination, an Acquisition Proposal with respect to Parent has been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board or (z) this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(iii), and prior to the Parent Shareholder Meeting, an Acquisition Proposal with respect to Parent has been publicly announced, disclosed or otherwise communicated to Parent’s shareholders, and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal is consummated or Parent enters into a Parent Alternative Acquisition Agreement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) that is later consummated; or

(ii) this Agreement is terminated by the Company pursuant to Section 10.1(d)(ii);

then, in any such event, Parent shall pay to the Company the Parent Termination Fee (as defined below), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Payment of the Parent Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by the Company (x) at the earlier of execution of a definitive agreement with respect to, submission to the shareholders of Parent of, or the consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Parent Termination Fee payable pursuant to Section 10.3(c)(i) and (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a

Parent Termination Fee payable pursuant to Section 10.3(c)(ii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or intentional and willful misconduct as expressly provided below, in the event that the Parent Termination Fee becomes payable, then payment to the Company of the Parent Termination Fee shall be the Company’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Parent Parties or Parent Subsidiaries and each of their respective former, current and future trustees, directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future trustee, director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Collective Parent Parties”) in respect of this Agreement, any agreement executed in connection herewith, the Mergers and the other transactions contemplated hereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such Parent Termination Fee no Collective Parent Party shall have any further liability or obligation relating to or arising out of this Agreement, the Mergers or the other transactions contemplated hereby; provided, that none of Parent, REIT Merger Sub, or Parent OP shall be relieved from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach (as defined in Section 10.2 above) of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement.

(d) Each of the Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement. If the Company or Parent fails promptly to pay any amounts due pursuant to this Section 10.3, and, in order to obtain such payment, Parent or the Company commences a suit that results in a judgment against the Company or Parent for the amounts set forth in this Section 10.3, the Company or Parent, as applicable, shall pay to Parent or the Company, as applicable, its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 10.3 from the date of termination of this Agreement at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%.

(e) The “Company Termination Fee” shall be an amount equal to the lesser of (i) $421,000,000 (the “Company Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing Parent to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income), and (b) Parent has 1% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which was not Qualifying Income), in each case as determined by independent accountants engaged by Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, subject to Parent’s prior delivery to the Company of the Parent Tax Accrual Opinion (as defined below) with respect to such escrow, the Company shall place the unpaid amount in escrow (the “Company Termination Fee Escrow”) by wire transfer within three (3) days of the date when the Company Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter referred to in clause (i) above within five (5) Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date the Company Termination Fee first becomes payable under Section 10.3(b). Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company. The “Parent Tax Accrual Opinion” means an opinion of nationally recognized federal income tax counsel experienced in REIT Tax matters based on then applicable law and complying with the requirements of Treasury Regulations Section 1.856-7(c)(2) to the effect that the deposit into the Company Termination Fee Escrow, as applicable, should not cause Parent to recognize income for U.S. federal income tax purposes for any Parent taxable year in excess of the amount released from such escrow to Parent in such taxable year.

(f) The “Parent Termination Fee” shall be an amount equal to the lesser of (i) $709,000,000 (the “Parent Base Amount”) and (ii) the maximum amount, if any, that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) the Company has 1% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of the Company which was not Qualifying Income), in each case as determined by independent accountants engaged by the Company. Notwithstanding the foregoing, in the event the Company receives Tax Guidance providing that the Company’s receipt of the Parent Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Parent Termination Fee shall be an amount equal to the Parent Base Amount and Parent shall, upon receiving notice that the Company has received the Tax Guidance, pay to the Company the unpaid Parent Base Amount within five (5) Business Days. In the event that the Company is not able to receive the full Parent Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow (the “Parent Termination Fee Escrow”) by wire transfer within three (3) days of the date when the Parent Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to the Company unless and until the Company receives either one or a combination of the following once or more often: (i) subject to the Company’s prior delivery to Parent of the Company Tax Accrual Opinion (as defined below) with respect to such escrow, a letter from the Company’s independent accountants indicating the maximum amount that can be paid at that time to the Company without causing the Company to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events

Parent shall pay to the Company the lesser of the unpaid Parent Base Amount or the maximum amount stated in the letter referred to in clause (i) above within five (5) Business Days after Parent has been notified thereof. The obligation of Parent to pay any unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date the Parent Termination Fee first becomes payable under Section 10.3(c). Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent. The “Company Tax Accrual Opinion” means an opinion of nationally recognized federal income tax counsel experienced in REIT Tax matters based on then applicable law and complying with the requirements of Treasury Regulations Section 1.856-7(c)(2) to the effect that it is more likely than not that the deposit into the Parent Termination Fee Escrow, as applicable, would not cause the Company to recognize income for U.S. federal income tax purposes for any Company taxable year in excess of the amount released from such escrow to the Company in such taxable year.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 11.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

Section 11.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery, if delivered personally or sent by e-mail, or on the date of receipt, if sent by overnight courier (providing proof of delivery) to the Parties at the following street addresses and email addresses, as applicable (or at such other United States street address or email address for a Party as shall be specified by like notice):

(a)	if to the Company Parties, to:

MGM Growth Properties LLC

1980 Festival Plaza Drive, Suite 750

Las Vegas, Nevada 89135

Attn: James C. Stewart

Email: JStewart@mgpreit.com

with a copy (which shall not constitute notice) to:

MGM Growth Properties LLC

Attention: Legal Notices

E-mail: legalnotices@mgmresorts.com

and to:

Baker Botts LLP

30 Rockefeller Plaza

New York, NY 10112

Attn:    Michael Swidler

  Catherine S. Gallagher

Email:  michael.swidler@BakerBotts.com

  Catherine.Gallagher@BakerBotts.com

and to:

Potter Anderson Corroon LLP

1313 N Market Street, 6th Floor

Wilmington, DE 19801

Attn.:   Mark Morton

  Alyssa K. Ronan

Email:  mmorton@potteranderson.com

   aronan@potteranderson.com

(b)	if to the Parent Parties, to:

VICI Properties, Inc.

535 Madison Avenue, 20th Floor

New York, NY 10022

Attn: General Counsel

Email: corplaw@viciproperties.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 13th St NW,

Washington, DC 20004

Attn:     David Bonser

   Stacey McEvoy

Email:  david.bonser@hoganlovells.com

   stacey.mcevoy@hoganlovells.com

(c)	if to Mercury, to:

MGM Resorts International

3600 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Attn: General Counsel

with a copy (which shall not constitute notice) to:

MGM Resorts International

Attn: Legal Notices

Email: legalnotices@mgmresorts.com

and to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

Attn:     Michael J. Aiello

   Sachin Kohli

Email:  michael.aiello@weil.com

   sachin.kohli@weil.com

Section 11.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 11.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 11.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (including any Exhibit, the Company Disclosure Letter and the Parent Disclosure Letter) and the Nondisclosure Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article III (which, from and after the Partnership Merger Effective Time and REIT Merger Effective Time, as applicable, shall be for the benefit of holders of the Company Partnership Units immediately prior to the Partnership Merger Effective Time or the holders of the

Company Class A Shares immediately prior to the REIT Merger Effective Time, as applicable), and Section 8.7 (which, from and after the Partnership Merger Effective Time and the REIT Merger Effective Time shall be for the benefit of the Indemnified Parties); provided that the Debt Financing Sources are intended third party beneficiaries as set forth in Section 11.12. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties other than as described in this Section 11.5. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.6 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.6 Amendment; Waiver.

(a) Any provision of this Agreement may be amended or waived prior to the Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that, prior to the Closing, the Company Board may not take or authorize any such action unless it has been first approved by the Conflicts Committee; and provided further that after the Parent Shareholder Approval or Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of Parent or the Company under applicable Law, as applicable, without such approval having first been obtained. Notwithstanding the foregoing, in no event may this Section 11.6 or Section 11.5 or Section 11.12 (and any other provision of this Agreement to the extent that an amendment of such provision would modify the substance of any of the foregoing provisions) be amended in any manner adverse to the Debt Financing Sources with respect to any Debt Financing without the prior written consent of any Debt Financing Source adversely affected.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.7 Governing Law.

(a) This Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflict of Law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 11.8 Consent to Jurisdiction. Each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), and (d) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 11.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties and any attempt to make any such assignment without such consent shall be null and void; provided that, prior to the Closing, the Company Board may not take or authorize any such action unless it has been first approved by the Conflicts Committee. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.10 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including the obligation of Parent, REIT Merger Sub or Parent OP to consummate, as applicable, the REIT Merger and the Partnership Merger in accordance with the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article X, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (including the Parties’ obligations to consummate the Mergers and the obligation of the Parent, REIT Merger Sub or Parent OP to pay, and the right of the holders of Company Common Shares and the holders of Company Partnership Units to receive, the REIT Merger Consideration and Redemption Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post a security as prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company nor the Company LP, on the one hand, nor Parent, REIT Merger Sub or Parent OP, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 11.10 and the payment of damages, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Mergers occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

Section 11.11 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) MAKES THIS WAIVER VOLUNTARILY AND (D) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.11.

Section 11.12 Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement (but subject to and without in any way limiting the rights and claims of the Parent Parties under the Debt Commitment Letter and the Debt Financing (or the definitive agreements entered into in connection with the Debt Financing), each of the Company Parties hereby agrees that:

(a) none of the Debt Financing Sources in respect of the Debt Financing shall have any liability hereunder or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby to the Company or its Affiliates (and the Company on behalf of itself and the Company Subsidiaries waives any rights or claims) relating to or arising out of this Agreement or the transactions contemplated hereby, including any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letter or the performance thereof;

(b) the Company Parties shall not commence, and shall use their reasonable best efforts to cause their Affiliates not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any action against any Debt Financing Source in respect of the Debt Financing in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, or the transactions contemplated hereby;

(c) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in respect of the Debt Financing in any way relating to the Debt Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction;

(d) no Company Party will bring or purposely support any Person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in respect of the Debt Financing in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York;

(e) THE COMPANY PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY; and

(f) the Debt Financing Sources with respect to the Debt Financing are intended to be third party beneficiaries of, and may enforce, this Section 11.12 and Section 11.6.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

Company:

MGM GROWTH PROPERTIES LLC

By:	/s/James C. Stewart
Name: James C. Stewart
Title: Chief Executive Officer

Company LP:

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

By:	/s/James C. Stewart
Name: James C. Stewart
Title: Chief Executive Officer

Mercury:

MGM RESORTS INTERNATIONAL

By:	/s/ Jonathan S. Halkyard
Name: Jonathan S. Halkyard
Title: Chief Financial Officer and Treasurer

Parent:

VICI PROPERTIES INC.

By:	/s/ David A. Kieske
Name: David A. Kieske
Title: Executive Vice President, Chief
Financial Officer and Treasurer

REIT Merger Sub:

VENUS SUB LLC

By:	/s/ David A. Kieske
Name: David A. Kieske
Title: Treasurer

Parent OP:

VICI PROPERTIES L.P.

By:	/s/ David A. Kieske
Name: David A. Kieske
Title: Treasurer

New Parent OP:

VICI PROPERTIES OP LLC

By:	/s/ David A. Kieske
Name: David A. Kieske
Title: Treasurer